FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of January, 2021

Commission File Number: 001-12568

Banco BBVA Argentina S.A.

(Exact name of Registrant as specified in its charter)

BBVA Argentina Bank S.A.

(Translation of registrant’s name into English)

111 Córdoba Av., C1054AAA

Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐             No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐             No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Banco BBVA Argentina S.A.

Item
1.	Financial Statements as of September 30, 2020.

CONDENSED INTERIM FINANCIAL STATEMENTS

FOR THE NINE-MONTH PERIOD ENDED

SEPTEMBER 30, 2020

Banco BBVA Argentina S.A.

Condensed interim financial statements for the nine-month period ended September 30, 2020, comparatively presented.

Consolidated Condensed Statement of Financial Position
Consolidated Condensed Statement of Income
Consolidated Condensed Statement of Other Comprehensive Income
Consolidated Condensed Statement of Changes in Shareholders’ Equity
Consolidated Condensed Statement of Cash Flows
Notes
Exhibits

Independent auditors’ report on the review of the consolidated condensed interim financial statements

Separate Condensed Statement of Financial Position
Separate Condensed Statement of Income
Separate Condensed Statement of Other Comprehensive Income
Separate Condensed Statement of Changes in Shareholders’ Equity
Separate Condensed Statement of Cash Flows
Notes
Exhibits

Independent auditors’ report on the review of the separate condensed interim financial statements

Supervisory Committee’s Report

Reporting Summary

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	Notes and Exhibits	09.30.20	12.31.19
ASSETS
Cash and deposits in banks	7	133,178,441	191,088,370
Cash		39,357,394	57,138,184
Financial institutions and correspondents		93,821,047	133,950,186
Argentine Central Bank (BCRA)		89,618,740	131,461,869
Other in the country and abroad		4,202,307	2,488,317
Debt securities at fair value through profit or loss	8	6,037,576	5,050,490
Derivatives	9	1,411,403	3,726,182
Repo transactions	10	18,998,682	—
Other financial assets	11	12,427,262	5,735,999
Loans and other financing	12	250,919,952	238,800,783
Non-financial government sector		408	559
Argentine Central Bank (BCRA)		—	21,284
Other financial institutions		2,948,064	6,227,049
Non-financial private sector and residents abroad		247,971,480	232,551,891
Other debt securities	13	105,815,072	55,247,528
Financial assets pledged as collateral	14	14,538,796	7,243,719
Current income tax assets	15 a)	5,167	32,013
Investments in equity instruments	16	1,764,233	2,514,090
Investments in associates	17	1,323,442	1,266,851
Property and equipment	18	30,142,878	31,882,781
Intangible assets	19	1,295,320	953,932
Deferred income tax assets		5,731,742	5,831,809
Other non-financial assets	20	6,043,441	5,223,069
Non-current assets held for sale	21	202,949	202,949

TOTAL ASSETS		589,836,356	554,800,565

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	Notes and Exhibits	09.30.20	12.31.19
LIABILITIES
Deposits	22 and Exhibit H	399,606,699	359,514,454
Non-financial government sector		5,928,657	3,593,008
Financial sector		549,581	218,190
Non-financial private sector and residents abroad		393,128,461	355,703,256
Liabilities at fair value through profit or loss	23	—	710,255
Derivatives	9	35,896	3,757,870
Other financial liabilities	24	38,629,574	35,249,956
Financing received from the BCRA and other financial institutions	25	3,356,953	7,519,389
Corporate bonds issued	26	4,101,040	8,950,415
Current income tax liabilities	15 b)	2,877,832	9,868,775
Provisions	27 and Exhibit J	10,480,965	13,143,204
Deferred income tax liabilities		18,408	—
Other non-financial liabilities	28	24,037,839	20,781,407

TOTAL LIABILITIES		483,145,206	459,495,725

EQUITY
Share capital	30	612,710	612,710
Non-capitalized contributions		23,702,101	23,702,101
Capital adjustments		16,681,653	16,681,653
Reserves		88,759,153	53,591,353
Retained earnings		(29,037,627)	(20,510,816)
Other accumulated comprehensive income/(loss)		(5,069,659)	(10,093,963)
Income for the period		9,028,679	29,392,744

Equity attributable to owners of the Parent		104,677,010	93,375,782
Equity attributable to non-controlling interests		2,014,140	1,929,058

TOTAL EQUITY		106,691,150	95,304,840

TOTAL LIABILITIES AND EQUITY		589,836,356	554,800,565

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF INCOME

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 09.30.20	Accumulated as of 09.30.19	Quarter from 07.01.20 to 09.30.20	Quarter from 07.01.19 to 09.30.19
Interest income	31	78,086,842	107,632,014	26,114,360	39,003,190
Interest expense	32	(25,692,658)	(47,558,478)	(9,462,749)	(16,619,406)

Net interest income		52,394,184	60,073,536	16,651,611	22,383,784

Commission income	33	18,967,745	20,344,795	6,269,167	6,757,585
Commission expenses	34	(10,488,601)	(12,420,686)	(3,264,515)	(4,510,975)

Net commission income		8,479,144	7,924,109	3,004,652	2,246,610

Net income from financial instruments at fair value through profit or loss	35	3,379,449	9,933,106	885,881	2,339,278
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	36	(6,357,337)	(59,568)	(3,988,287)	5,450
Foreign exchange and gold gains/(losses)	37	4,630,148	9,686,423	1,617,688	5,384,695
Other operating income	38	3,907,828	14,482,096	1,499,992	1,562,690
Loan loss allowances		(5,617,326)	(11,563,452)	(927,355)	(6,936,091)

Net operating income		60,816,090	90,476,250	18,744,182	26,986,416

Personnel benefits	39	(13,888,153)	(15,136,088)	(4,582,932)	(5,248,896)
Administrative expenses	40	(12,557,147)	(12,328,968)	(4,359,890)	(4,923,898)
Depreciation and amortization	41	(2,678,310)	(3,208,782)	(837,620)	(1,064,278)
Other operating expenses	42	(9,284,164)	(19,771,489)	(2,706,338)	(5,027,859)

Operating income		22,408,316	40,030,923	6,257,402	10,721,485

Income from associates and joint ventures		219,232	165,042	(13,795)	(47,978)
Gain (loss) on net monetary position		(7,677,188)	(9,383,860)	(2,241,536)	(1,406,290)

Income before income tax		14,950,360	30,812,105	4,002,071	9,267,217

Income tax	15 c)	(5,839,355)	(7,889,253)	(1,168,669)	(1,082,205)

Net income for the period		9,111,005	22,922,852	2,833,402	8,185,012

Income attributable to:
Owners of the Parent		9,028,679	22,491,712	2,834,295	7,749,114
Non-controlling interests		82,326	431,140	(893)	435,898

Notes and exhibits are an integral part of these consolidated financial statements.

EARNINGS PER SHARE

AS OF SEPTEMBER 30, 2020 AND 2019

(stated in thousands of pesos)

Accounts	09.30.20	09.30.19
Numerator:
Net income attributable to owners of the Parent	9,028,679	22,491,712
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	9,028,679	22,491,712
Denominator:
Weighted average of outstanding common shares for the period	612,708,973	612,659,638
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,708,973	612,659,638
Basic earnings per share (stated in thousands of pesos)	14.7357	36.7116
Diluted earnings per share (stated in thousands of pesos) (1)	14.7357	36.7116

(1)	Since Banco BBVA Argentina S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

CONSOLIDATED CONDENSED STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(stated in thousands of pesos)

	Accumulated as of 09.30.20	Accumulated as of 09.30.19	Quarter from 07.01.20 to 09.30.20	Quarter from 07.01.19 to 09.30.19
Income for the period	9,111,005	22,922,852	2,833,402	8,185,012
Other comprehensive income components to be reclassified to income/(loss) for the period:
Share in Other Comprehensive Income from associates and joint ventures at equity method
Loss on the Share in OCI from associates and joint ventures at equity method	(42,081)	(61,592)	(3,080)	(2,786)

	(42,081)	(61,592)	(3,080)	(2,786)

Income or loss on hedge instruments—Cash flow hedge
Loss on hedge instrument for the period	—	(67,953)	—	(67,953)
Income tax	—	(567)	—	(567)

	—	(68,520)	—	(68,520)

Profit or losses from financial instruments at fair value through OCI
Income/(Loss) for the period on financial instruments at fair value through OCI	898,078	(13,461,090)	(1,639,490)	(9,937,589)
Reclassification adjustment for the period	6,357,337	59,568	3,988,288	(5,449)
Income tax	(2,176,623)	4,021,874	(704,638)	2,988,219

	5,078,792	(9,379,648)	1,644,160	(6,954,819)

Other comprehensive income components not to be reclassified to income/(loss) for the period:
Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Loss on equity instruments at fair value through OCI	(17,724)	(4,726)	(346)	(17,701)
Income tax	5,317	—	104	—

	(12,407)	(4,726)	(242)	(17,701)

Total Other Comprehensive Income for the period	5,024,304	(9,514,486)	1,640,838	(7,043,826)

Total comprehensive income	14,135,309	13,408,366	4,474,240	1,141,186

Total comprehensive income:
Attributable to owners of the Parent	14,052,983	12,977,226	4,475,133	705,288
Attributable to non-controlling interests	82,326	431,140	(893)	435,898

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(stated in thousands of pesos)

	2020											2019
	Share capital	Non-capitalized contributions		Other Comprehensive Income		Retained Earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total equity attributable to owners of the parent	Total equity attributable to non-controlling interests	Total	Total
Restated balances at the beginning of the year	612,710	23,702,101	16,681,653	(10,146,976)	53,013	12,652,201	40,939,152	10,622,595	95,116,449	1,929,058	97,045,507	84,602,743
Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5. (See Note 5.2.c.)	—	—	—	—	—	—	—	(1,740,667)	(1,740,667)	—	(1,740,667)	(258,993)

Adjusted balance at the beginning of the year	612,710	23,702,101	16,681,653	(10,146,976)	53,013	12,652,201	40,939,152	8,881,928	93,375,782	1,929,058	95,304,840	84,343,750

Total comprehensive income for the period
- Income for the period	—	—	—	—	—	—	—	9,028,679	9,028,679	82,326	9,111,005	22,922,852
- Other Comprehensive Income for the period	—	—	—	5,078,792	(54,488)	—	—	—	5,024,304	—	5,024,304	(9,514,486)
Difference derived from the impact of the implementation of the financial reporting framework established by the BCRA—IFRS 9, paragraph 5.5. Group “B” financial institutions	—	—	—	—	—	—	—	—	—	2,756	2,756	—
- Distribution of Unappropriated retained earnings as per Shareholders’ Resolution dated May 15, 2020 and April 24, 2019 (Note 30)
Legal reserve	—	—	—	—	—	7,583,911	—	(7,583,911)	—	—	—	—
Cash dividends (1)	—	—	—	—	—	—	(2,751,755)	—	(2,751,755)	—	(2,751,755)	(3,916,026)
Optional reserve	—	—	—	—	—	—	30,335,644	(30,335,644)	—	—	—	—

Balances at fiscal period-end	612,710	23,702,101	16,681,653	(5,068,184)	(1,475)	20,236,112	68,523,041	(20,008,948)	104,677,010	2,014,140	106,691,150	93,836,090

(1) It represents $ 4.49 per share

Notes and exhibits are an integral part of these consolidated financial statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(stated in thousands of pesos)

Accounts	09.30.20	09.30.19
Cash flows from operating activities
Income before Income Tax	14,950,360	30,812,105
Adjustment for total monetary income for the period	7,677,188	9,383,860
Adjustments to obtain cash flows from operating activities:	(92,839)	(5,155,166)
Depreciation and amortization	2,678,310	3,208,782
Loan loss allowance	5,617,326	11,563,452
Effect of foreign exchange changes on cash and cash equivalents	(7,904,861)	(22,066,969)
Income/(loss) from sale of Prisma Medios de Pagos S.A.	—	(4,672,744)
Other adjustments	(483,614)	6,812,313
Net increases from operating assets:	(162,387,367)	(97,321,912)
Debt securities at fair value through profit or loss	(8,262,954)	4,474,604
Derivatives	2,314,554	(2,370,462)
Repo transactions	(18,998,682)	6,514,902
Loans and other financing	(66,021,482)	(24,292,403)
Non-financial government sector	151	(525)
Other financial institutions	(2,366,800)	2,486,501
Non-financial private sector and residents abroad	(63,654,833)	(26,778,379)
Other debt securities	(50,608,020)	(77,446,362)
Financial assets pledged as collateral	(8,824,875)	(5,371,710)
Investments in equity instruments	314,562	(2,899,019)
Other assets	(12,300,470)	4,068,538
Net increases from operating liabilities:	123,909,103	40,410,746
Deposits	116,024,556	31,294,194
Non-financial government sector	2,335,649	(525)
Financial sector	968,139	261,743
Non-financial private sector and residents abroad	112,720,768	(26,778,379)
Liabilities at fair value through profit or loss	(710,255)	(652,425)
Derivatives	(3,722,199)	4,645,877
Repo transactions	—	(26,941)
Other liabilities	12,317,001	5,150,041
Income tax paid	(12,544,808)	(1,494,202)

Total cash flows used in operating activities	(28,488,363)	(23,364,569)

CONSOLIDATED STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(stated in thousands of pesos)

Accounts	09.30.20	09.30.19
Cash flows from investing activities
Payments:	(1,620,433)	(2,429,751)
Purchase of property and equipment, intangible assets and other assets	(1,575,248)	(2,429,751)
Other payments related to investing activities	(45,185)	—
Collections:	570,799	3,631,082
Sale of investments in equity instruments	—	3,047,644
Acquisition of control over subsidiaries or other businesses (Note 1)	—	420,050
Other collections related to investing activities	570,799	163,388

Total cash flows (used in)/generated by investing activities	(1,049,634)	1,201,331

Cash flows from financing activities
Payments:	(8,286,812)	(9,246,884)
Dividends	—	(3,916,026)
Non-subordinated corporate bonds	(6,531,631)	(4,622,837)
BCRA	(1,251)	—
Financing from local financial institutions	(1,056,043)	—
Leases	(697,887)	(708,021)
Collections:	2,033,398	3,511,354
Non-subordinated corporate bonds	2,033,398	2,361,139
BCRA	—	852
Financing from local financial institutions	—	1,149,363

Total cash flows used in financing activities	(6,253,414)	(5,735,530)

Effect of exchange rate changes on cash and cash equivalents	7,904,861	22,066,969
Gain/loss on net monetary position of cash and cash equivalents	(30,023,379)	(51,868,810)

Total changes in cash flows	(57,909,929)	(57,700,609)

Restated cash and cash equivalents at the beginning of the year (Note 7)	191,088,370	186,437,094

Cash and cash equivalents at fiscal period-end (Note 7)	133,178,441	128,736,485

Notes and exhibits are an integral part of these consolidated financial statements.

NOTES TO THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS FOR THE FISCAL PERIOD ENDED SEPTEMBER 30, 2020

(Stated in thousands of pesos)

1.	General information

1.1	Information of Banco BBVA Argentina S.A.

Banco BBVA Argentina S.A. (hereinafter, either “BBVA Argentina”, the “Entity” or the “Bank”) is a corporation (“sociedad anónima”) incorporated under the laws of Argentina, operating as a universal bank with a network of 247 national branches.

Since December 1996, BBVA Argentina is part of the global strategy of Banco Bilbao Vizcaya Argentaria S.A. (hereinafter referred to as “BBVA” or the “Parent”), which directly and indirectly controls the Entity, by holding 66.55% of the share capital as of September 30, 2020.

These consolidated interim financial statements include the Entity and its subsidiary companies (collectively referred to as the “Group”).

The financial statements of the subsidiaries were prepared as of the same dates and for the same periods as those of Banco BBVA Argentina S.A. The financial statements of PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared considering the financial reporting framework set forth by the Argentine Central Bank (BCRA) for Group “B” financial institutions, without considering the model established in paragraph 5.5. “Impairment” of IFRS 9 for fiscal years beginning on or after January 1, 2021, as stated in Note 2 to these consolidated condensed interim financial statements. As from October 2020, PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. will become Group “C” financial institutions, maintaining the same accounting framework of Group “B” financial institutions.

The Entity’s subsidiaries are listed below:

•	BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión: corporation incorporated under the laws of Argentina as an agent for the management of mutual funds;

•

Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. undergoing liquidation proceedings (“Consolidar A.F.J.P. S.A. undergoing liquidation proceedings”): corporation incorporated under the laws of Argentina undergoing liquidation proceedings. On December 4, 2008, Law No. 26425 was enacted, providing for the elimination and replacement of the capitalization regime that was part of the Integrated Retirement and Pension System, with a single government regime named the Argentine Integrated Retirement and Pensions System (SIPA). Consequently, Consolidar A.F.J.P. S.A. ceased to manage the resources that were part of the individual capitalization accounts of affiliates and beneficiaries of the capitalization regime of the Integrated Retirement and Pension System, which were transferred to the Guarantee Fund for the Sustainability of the Argentine Retirement and Pension Regime as they were already invested, and the Argentine Social Security Office (ANSES) is now the sole and exclusive owner of those assets and rights. Likewise, on October 29, 2009, the ANSES issued Resolution No. 290/2009, whereby retirement and pension funds managers interested in reconverting their corporate purpose to manage the funds for voluntary contributions and deposits held by participants in their capitalization accounts had 30 business days to express their intention to that end. On December 28, 2009, based on the foregoing and taking into consideration that it is impossible for Consolidar A.F.J.P. S.A. to comply with the corporate purpose for which it was incorporated, it was resolved, at a Unanimous General and Extraordinary Shareholders’ Meeting to approve the dissolution and subsequent liquidation of that company effective as of December 31, 2009;

•	PSA Finance Argentina Compañía Financiera S.A. (“PSA”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans; and

•	Volkswagen Financial Services Compañía Financiera S.A. (“VWFS”): a financial company incorporated under the laws of Argentina engaged in the granting of pledge loans.

Argentine Capital Markets Law No. 26831, enacted on December 28, 2012 and amended by Law No. 27440 dated May 11, 2018, subsequently regulated through General Resolution No. 622/13 and General Resolution No. 731/2018 issued by the Argentine Securities Commission (CNV), establishes in Section 47 that agents have an obligation to register with the CNV to act in the market in any of the capacities set forth in such law. On September 9 and 19, 2014, the Entity was registered as an Agent for the Custody of Mutual Funds under No. 4 and as a Comprehensive Clearing and Settlement Agent under No. 42. On August 7, 2014, the subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión was registered as a Mutual Fund Agent under No. 3.

Part of the Entity’s stock capital is publicly traded and has been registered with the Buenos Aires Stock Exchange, the New York Stock Exchange and the Madrid Stock Exchange.

1.2	Economic context

The Bank continues to operate in a complex economic context, signaled by the persistence of high levels of inflation along with a sharp drop in the level of activity. The scenario is accompanied by volatile financial variables, including, among others, a country risk indicator that has increased after the successful renegotiation of sovereign debt, as well as the imputed exchange rates impacting the outstanding public debt denominated in foreign currency.

As of the date of these financial statements, and as a result of the favorable evolution of the health situation, Decree 875/2020 dated November 9, 2020 has established, for several regions of the country, the transition from the Mandatory Social Preventive Lockdown stage to the Mandatory Social Preventive Distancing stage, applicable to Buenos Aires Metropolitan region (AMBA), Córdoba, Mendoza, Entre Ríos, Corrientes, Misiones, Salta, Tucumán, Jujuy, Catamarca, La Rioja and 35 districts in the Province of Buenos Aires, among others.

In particular, and concerning financial assets, the Argentine Government issued Decree No. 596/2019 dated August 28, 2019, putting off the maturity of short-term securities (Letes, Lecap, Lecer, and Lelink). Furthermore, by means of Decree No. 49/2019 dated December 19, 2019, the Argentine Government put off the repayment of US-dollar denominated Treasury Bills until August 31, 2020.

Against this backdrop, on December 23, 2019, the Public Emergency, Social Solidarity and Productive Revival Law (the “Economic Emergency Law”) was published in the Official Gazette, declaring Argentina in economic, financial, administrative, social security, energy, public health and social emergency until December 31, 2020.

The Economic Emergency Law has also put off until December 31, 2021 the reduction of the income tax rate (see Note 15) and 2017 Fiscal Covenant which established a gradual decrease in turnover tax until December 31, 2020.

In addition, Decree No. 141/2020 dated February 11, 2020 rolled over the repayment of Argentina’s dual currency bonds due in 2020 (“Bonos de la Nación Argentina en Moneda Dual Vencimiento 2020”) to September 30, 2020, while interrupting the accrual of interest on such instruments. In addition, Decree No. 346/2020 dated April 5, 2020 mandated the deferral of principal and interest payments on Argentina’s sovereign debt in the form of US dollar-denominated securities issued under Argentine law until December 31, 2020, or until such other earlier date as the Ministry of Economy may determine from time to time, considering the progress made against and the execution of the process to restore Argentina’s public debt sustainability.

As mentioned in the preceding paragraph and pursuant to the provisions of Decrees No. 141/20 and 193/20, on July 17, 2020, the Bank exchanged US dollar-denominated Lelinks with a nominal value of 224,675,000, the original maturity of which (December 4, 2019) had been extended, for the following securities:

•

Argentine Treasury bonds in pesos adjusted by CER + 1.4% due March 25, 2023 (BONCER 2023) with a nominal value of 2,675,346,340, with interest payable semi-annually and principal repayable in full upon maturity; and

•

Argentine Treasury Bonds in pesos adjusted by CER + 1.5% due March 25, 2024 (BONCER 2024) with a nominal value of 6,240,472,351, with interest payable semi-annually and principal payable in full upon maturity.

The bonds received in exchange are measured at fair value through OCI.

On September 1, 2019, the Argentine Government published Executive Decree No. 609/2019 setting forth extraordinary and interim guidelines concerning the foreign exchange market. Besides, the BCRA issued Communication “A” 6770, as amended, whereby, among other measures, it provided that up to and including December 31, 2019, the BCRA’s previous consent would be required to access the foreign exchange market for the remittance of profits and dividends, payment of services to foreign related companies, and early payment of financial debts (principal and interest) over three business days before their due date. Then, on December 30, 2019, the BCRA issued Communication “A” 6856, establishing that the preceding provisions would remain in force on and after December 31, 2019. As of the date of these financial statements, the BCRA has issued further regulations imposing new restrictions to access the exchange market.

1.3	COVID-19

On March 11, 2020, the World Health Organization designated the Coronavirus (COVID-19) outbreak as a pandemic, due to its fast pace of proliferation to more than 150 countries. Most governments took restrictive measures to contain the spread, including, without limitation, social distancing, confinement, lockdowns, and restrictions to the free movement of people, closure of governmental and private facilities other than those deemed essential (i.e., heath, food, fuel and communication facilities), border closures, and drastic reductions in transportation by air, sea, railroad and land.

As for Argentina, where the Entity operates, on March 12, 2020, Executive Decree No. 260/2020, as amended, was issued, declaring the country in health emergency in order to cope with the crisis brought about by the COVID-19. Finally, on March 19, 2020, Executive Decree No. 297/2020 was issued, mandating social and preventive lockdown measures, effective from March 20, 2020 through November 8, 2020, pursuant to successive extensions established by subsequent Decrees published in the Official Gazette. By means of Decree No. 875/2020 dated November 7, 2020, the Executive Branch established mandatory social preventive distancing until November 29, 2020 and extended until such date the effectiveness of Decree No. 297/2020 for people residing in or located in urban agglomerations and in the districts or provinces not complying with the epidemiological and health parameters therein set forth.

The measures adopted by the Executive Branch originally led to the slowdown or suspension of most non-essential activities carried out by individuals and, as such, have had significant impact on the economy at the national, regional and global levels, due to the disruption or slowdown of supply chains, coupled with rising economic uncertainty, as evidenced by the increased volatility in asset prices and exchange rates, and a decline in long-term interest rates. Then, due to the epidemiological evolution in different regions of the country, the restrictive measures progressively became more flexible, allowing to gradually resume economic and personal activities.

In an effort to address the challenges brought about by the pandemic, the BCRA took several measures primarily aimed at facilitating credit access by economic players, including, without limitation:

a)

eased calculation of days in arrears and suspension of certain mandatory reclassification provisions for purposes of the classification and setting up of provisions for the financial system’s debtors classification and allowance assessment, according to the BCRA’s rules and regulations;

b)	restrictions on positions held by entities in Bills issued by the BCRA (LELIQs);

c)	credit facilities to micro, small and medium enterprises (MSMEs) at an annual nominal interest rate of 24% to cover working capital requirements or to pay for wages;

d)	extension of the payment term of credit card outstanding balances, and suspended indexation of mortgage loan payments until September 30, 2020;

e)

suspended hikes in fees and commissions from February 19, 2020, for a term of 180 days; and hikes from November 5, 2020 with maximum percentages allowed by the BCRA. Such percentages shall be communicated to the BCRA at least 30 days prior to date scheduled to inform the user and they shall only be applied 60 days after the users have been informed. This implies that the nearest effective date for these increases will be early February 2021;

f)	ceiling rates on credit card financing arrangements and floor rates on time deposits;

g)	new credit facilities at a subsidized interest rate of 24%, including a special tranche for Argentine-sourced capital goods and minimum requirements for companies which had no access to bank loans;

h)

implementation of corporate loans at subsidized interest rates under the Employment and Production Emergency Assistance Program, which interest rates are determined considering the year-on-year changes in the company’s turnover, and zero-interest rate credit facilities in pesos for taxpayers under the simplified tax regime and self-employed workers engaged in cultural activities; and

i)

new scheme of Financing line for productive investment of MiPyme that Group “A” financial institutions are required to maintain from October 16, 2020 to March 31, 2021, for financing of investment projects, working capital and discount of deferred checks and other documents, and other special cases with maximum rate ranging from 30% to 35% and maximum terms ranging from 24 to 36 months, depending on the allocation of funds.

In addition, the distribution of profits by financial institutions was suspended until December 31, 2020.

The events described in the preceding Notes 1.2. and 1.3. impact the Entity’s operations, while also affecting the calculation of expected losses under IFRS 9 and the valuation of debt instruments issued by the government sector, by decreasing the financial margin and restricting the Entity’s ability to charge fees and commissions on certain activities.

As of September 30, 2020, minimum capital and minimum cash surpass the minimum thresholds required by the BCRA, with no deficiencies in these ratios being expected for the following twelve months.

The Entity’s management monitors the development of these events on an ongoing basis in order to define the potential actions to be taken and identify their impact on its financial position.

As of the date of issuance of these financial statements, these events have not had any significant impact on the Entity’s financial position, the results of its operations and/or its cash flows. Management estimates that, if at least current activity levels are maintained, they will not have a significant impact in the future, either.

2.	Basis for the preparation of the Financial Statements

These consolidated condensed interim financial statements as of and for the nine-month period ended September 30, 2020 were prepared in accordance with the reporting framework set forth by the Argentine Central Bank (BCRA) pursuant to which entities under its supervision are required to submit financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial government sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders’ equity as of September 30, 2020 and December 31, 2019 would have been reduced by 3,001,377 and 4,415,774, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication “A” 6938 deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2021 for Group “B” institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication “A” 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of September 30, 2020 and December 31, 2019 (see Note 16).

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be afforded to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,078 and 6,661,166 as of September 30, 2020 and December 31, 2019, respectively.

d)	Registration of exchanged debt securities of the government sector

By means of Communication “A” 7014, the BCRA mandated that debt securities issued by the government sector received in exchange for other instruments should be measured at the carrying value of the instruments delivered in replacement on such date (Note 6.2). According to the IFRS, these instruments should be accounted for at fair value, recognizing in profit or loss the difference with the carrying value of the instruments delivered. Had the IFRS been applied, the effect would not have been significant.

The exceptions described above imply a deviation from the IFRS.

As this is an interim period, the Entity has opted to present condensed information, pursuant to the guidelines of IAS No. 34 “Interim Financial Information”; therefore, not all the information required for the preparation of complete financial statements under IFRS is included. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2019. However, explanatory notes of events and transactions that are material for understanding any changes in the financial position as from December 31, 2019 are included.

Furthermore, the BCRA, through Communications “A” 6323 and 6324 set forth guidelines for the preparation and presentation of the financial statements of financial institutions for fiscal years beginning on or after January 1, 2018, including the additional reporting requirements as well as the information to be submitted as Exhibits.

These financial statements have been approved by the Board of Directors of Banco BBVA Argentina S.A. as of November 24, 2020.

3.	Functional and presentation currency

The Bank considers the Argentine Peso as the functional and presentation currency. All amounts are stated in thousands of pesos, unless otherwise stated.

As mentioned in Note 5.1, the Entity presents all the periods reflected in these financial statements in constant currency as of September 30, 2020.

4.	Accounting estimates and judgments

Significant judgments made by the Board of Directors in the application of accounting policies as well as the premises and estimates on uncertainties as of September 30, 2020 were the same as those described in Note 4.1. and 4.2. to the consolidated financial statements as of December 31, 2019.

In addition, the Group applies the same methodologies for the assessment of fair values and the same criteria for the classification of fair value levels as those described in Note 4.3. to the consolidated financial statements as of December 31, 2019.

However, the level of significance of nonobservable inputs used to determine the fair value hierarchy of loans and other financing at amortized cost has been reviewed, resulting in a higher exposure, classified as Level 3.

5.	Significant accounting policies

In preparing these consolidated condensed financial statements, the Entity applied the same accounting policies as those relied on in preparing its financial statements as of December 31, 2019, with the following exceptions:

•	The adoption of IAS 29 “Financial Reporting in Hyperinflationary Economies” (“IAS 29”), as mandated by the BCRA through Communication “A” 6651, and

•

A change in the method applied for the calculation of the impairment of financial assets according to Communication “A” 6778 issued by the BCRA, which established the adoption of the expected loss model set forth under paragraph 5.5. of IFRS 9 to calculate allowances for loan losses, temporarily excluding debt instruments issued by the non-financial government sector from the scope of such standard (“IFRS 9 as per BCRA”) for Group “A” institutions.

Below is a description of the new accounting policies applied by the Entity:

5.1.	Adoption of IAS 29

IAS 29 requires that the financial statements of an entity whose functional currency is that of a hyperinflationary economy be stated in the measuring unit current at the reporting period end. IAS 29 provides certain qualitative and quantitative guidelines to determine the existence of a hyperinflationary economy. Accordingly, hyperinflation shall be deemed to exist where the last three years’ cumulative inflation approaches or exceeds 100%. In Argentina, consensus has been reached among local professional associations in that, commencing on July 1, 2018, the Argentine economy should be regarded as hyperinflationary based on the guidelines established in IAS 29.

By means of Communication “A” 6651, as amended, the BCRA mandated the retroactive application of IAS 29 to fiscal years beginning on or after January 1, 2020.

Entities should rely on the following price indexes for such purposes:

•	for items subsequent to December 2016: Consumer Price Index (CPI) compiled by the Argentine Institute of Statistics and Census (“INDEC”); and

•	for items previous to December 2016: The price index released by the Argentine Federation of Professional Councils in Economic Sciences (FACPCE).

Under IAS 29, assets and liabilities which are not stated in the measuring unit current at the end of the reporting period should be adjusted for the pertinent price index. The adjusted value of a non-monetary item is written down if it exceeds its recoverable value.

The Entity recognized the impact of the adoption of IAS 29 at the beginning of the first comparative period (January 1, 2019) under Unappropriated retained earnings. All items of the consolidated statements of income and other comprehensive income are restated into the measuring unit current at the reporting period end (September 30, 2020). The gain or loss on net monetary position is recognized in the consolidated statement of income under “Gain (loss) on net monetary position”, except for gains or losses related to investments in equity instruments at fair value through profit or loss, which are recognized in real terms under “Net income from financial instruments at fair value through profit or loss” in the consolidated statement of income, and financial instruments at fair value through OCI, which are included in the consolidated statement of other comprehensive income, pursuant to Communication “A” 6849 of the BCRA.

The Bank prepares its financial statements based on the historical cost approach, and has applied the guidelines of IAS 29 as follows:

a)	the statement of financial position as of January 1, 2019 was restated, which is the oldest financial information reported;

b)	the statement of financial position as of September 30, 2019 was restated;

c)

the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2019 were restated, calculating and separately disclosing the gain or loss on net monetary position;

d)	the statement of financial position as of December 31, 2019 was restated;

e)	the statement of financial position as of September 30, 2020 was restated;

f)

the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the nine-month period ended September 30, 2020 were restated, calculating and separately disclosing the gain or loss on net monetary position.

In applying IAS 29 to the statement of financial position, the Bank has relied on the following methodology and criteria:

a)

Non-monetary assets and liabilities were restated applying the price index from their date of addition. The restated amounts were written down to their recoverable values, applying the pertinent IFRS, where appropriate.

b)	Monetary assets and liabilities were not restated.

c)	Assets and liabilities contractually related to changes in prices, such as index-linked securities and loans, were measured on the basis of the pertinent contract.

d)	The measurement of investments accounted for under the equity method was based on associates’ and joint businesses’ information prepared in accordance with IAS 29.

e)	Deferred income tax assets and liabilities were recalculated on the basis of the restated amounts.

f)

As of January 1, 2019, all shareholders’ equity items, other than Unappropriated retained earnings, were restated by applying the price index, as from the date of contribution or origination. In subsequent periods, all shareholders’ equity items were restated applying the price index since the beginning of the year, or since the contribution date, if later.

In applying IAS 29 to the statements of income, other comprehensive income and cash flows, the Bank has relied on the following methodology and criteria:

a)	all items of the statements of income, other comprehensive income and cash flows were restated into the measuring unit current at September 30, 2020;

b)

the gain or loss on net monetary position is recognized in the statement of income (with the exceptions mentioned above regarding investments in equity instruments at fair value and securities at fair value through OCI); and

c)

gains or losses on cash and cash equivalents are disclosed in the statement of cash flows separately from the cash flows from operating, investing and financing activities, as a reconciling item between cash and cash equivalents at the beginning and at the end of the period.

Below is a summary of the main impacts of the application of IAS 29 on shareholders’ equity as of December 31, 2019 and January 1, 2019:

	12.31.19		01.01.19
Equity before applying IAS 29	65,317,127		38,581,777
Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5	(1,423,407)		(137,674)

-Equity before applying IAS 29 including the impact of IFRS 9, paragraph 5.5	63,893,720		38,444,103
Total impact of application of IAS 29	14,040,514		6,390,999

Equity in terms of measuring unit current as of December 31, 2019 / January 1, 2019	77,934,234		44,835,102
Adjustment for restatement of equity to measuring unit current as of September 30, 2020	17,370,606		39,508,647

Equity in terms of measuring unit current as of September 30, 2020	95,304,840		84,343,749
Total recognized in Equity	31,411,120	(1)	45,899,646

(1)	It represents (20,702,865) recognized in unappropriated retained earnings and 52,113,985 recognized in other equity accounts.

Below is a summary of the main impacts from the application of IAS 29 on the Bank’s statement of income for the nine-month period ended September 30, 2019:

09.30.19
Total comprehensive income before applying IAS 29	20,322,069
-Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5	(1,213,901)

-Total comprehensive income before applying IAS 29 including the impact of IFRS 9, paragraph 5.5	19,108,168
Total impact of application of IAS 29	(9,293,868)

Total comprehensive income in terms of measuring unit current as of September 30, 2019	9,814,300
Adjustment for restatement of total comprehensive income to measuring unit current as of September 30, 2020	3,594,066

Total comprehensive income in terms of measuring unit current as of September 30, 2020	13,408,366

5.2.	Impairment of financial assets

By means of Communication “A” 6778, as amended, the BCRA established the adoption of the expected loss model set forth under paragraph 5.5. of IFRS 9 to calculate allowances for loan losses, excluding debt instruments issued by the non-financial government sector from the scope of such standard (“IFRS 9 as per BCRA”), effective since January 1, 2020 for Group “A” institutions, with retroactive effects. The impact of the change in accounting policy is recognized in Unappropriated retained earnings as of January 1, 2019, which is the transition date.

Below is a description of the accounting policy applied in preparing these financial statements and before:

a) Since January 1, 2020

The Bank recognizes an allowance for loan losses on the basis of the expected credit loss model, for the following financial instruments which are not measured at fair value through profit or loss:

•	financial assets that are debt instruments,

•	lease receivables,

•	financial guarantee contracts, and

•	loan commitments.

No impairment is recognized in respect of debt instruments issued by the non-financial government sector or in respect of equity instruments.

The Bank measures the allowance for loan losses as the expected credit losses for the following twelve months on financial instruments (other than lease receivables) which have not experienced a significant increase in credit risk since initial recognition. The expected credit losses for the following 12 months represent the portion of expected credit losses resulting from a default event on a financial instrument which is likely to occur within 12 months after the reporting period end.

As for the rest, the Bank measures the allowance for loan losses at an amount equal to the expected credit losses throughout the instrument lifetime.

An allowance for loan losses related to lease receivables is always measured at an amount equal to the expected credit losses throughout the instrument lifetime.

Measurement of expected credit losses (ECL)

ECLs are a weighted average, which is calculated by considering:

•

financial assets that are not impaired at the reporting period end: the present value of the difference between cash flows owing to the Bank calculated on the basis of contractual terms, and the cash flows the Bank expects to receive;

•	financial assets that are impaired at the reporting period end: it is the difference between the carrying amount (before allowances) and the estimated present value of future cash flows;

•	undisbursed loan commitments: the present value of the difference between contractual cash flows if the Bank grants a loan, and the cash flows the Bank expects to receive;

•	financial guarantee contracts: payments expected to be reimbursed to the guarantee holder, net of any amount the Bank expects to recover.

Restructured financial assets

If the terms of a financial asset are renegotiated or amended, or if the financial asset is replaced for another one as a consequence of debtor’s financial distress, then such financial asset will be assessed for derecognition, and an allowance for loan losses will be calculated as follows.

•	If the expected restructuring does not result in the derecognition of the existing asset, then, the expected cash flows from the restructured financial asset is considered;

•	If the expected restructuring results in the derecognition of the existing asset, then, the fair value of the new asset is considered as the final cash flow from the existing financial asset.

Impaired financial assets

At each reporting period end, the Bank assesses assets measured at amortized cost and debt instruments (financial assets) measured at fair value through OCI for impairment. A financial asset is impaired when one or more events have occurred having a negative impact on the estimated cash flows from the financial asset.

Evidence that a financial asset is impaired includes the following observable inputs:

•	borrower’s or issuer’s significant financial distress,

•	contractual breach,

•	restructuring of a loan under conditions the Bank would not otherwise agree to,

•	when borrower is likely to go into bankruptcy or other form of financial reorganization, or

•	disappearance of an active market for a security due to issuer’s financial distress.

A loan that was renegotiated due to an impairment in borrower’s credit status is usually deemed impaired, unless objective evidence exists that the risk of not receiving contractual cash flows has decreased, with no other evidence of impairment. In addition, a consumer loan over 90 days past due is deemed impaired.

Recognition of the allowance for expected credit losses

The allowance for expected credit losses is recognized as follows:

•	Financial assets measured at amortized cost: as a write-down of the asset carrying amount in the statement of financial position.

•

Financial assets measured at fair value through OCI: no allowance is recognized in the statement of financial position because the assets are measured at fair value. However, the allowance for expected credit losses is recognized in OCI.

•	Loan commitments and financial guarantees contracts: recognized under the line Provision for contingent commitments under liabilities in the statement of financial position.

Derecognitions

Loans are derecognized (partially or totally) when there are no realistic expectations of recovery.

b) Prior to January 1, 2020

Prior to January 1, 2020, the Entity recognized the impairment of financial assets according to Communication “A” 2950, as amended, issued by the BCRA. As mandated by such regulation, the Bank was required to:

•	classify debtors based on their “status” pursuant to the guidelines of the BCRA, and

•	recognize an allowance for loan losses based on a schedule that indicates the percentage rates to be accrued for, taking into consideration debtor’s standing and guarantees in force.

The BCRA required that customers within the “commercial portfolio” be analyzed and classified on an individual basis. The commercial portfolio included loans exceeding an amount set forth by the BCRA, with repayment being related to the course of customer’s productive or business activity. The assessment of debtor’s repayment capacity was based on financial flows estimated on the basis of updated financial information and industry parameters, taking into consideration other circumstances of the business activity.

The “consumer portfolio”, in turn, was analyzed globally, and debtors were classified based on the days in arrears. The consumer portfolio included consumer loans, housing loans and loans up to an amount set forth by the BCRA.

Increases in the allowance for loan losses related to “Loans and other financing” were recognized in “Loan loss allowances” in the consolidated Statement of income.

c) Effect of the change in accounting policy

The effect of the change in the accounting policy for the assessment of impairment of financial assets as at the transition date (January 1, 2019) is shown below:

Description	As per financial statements as of December 31, 2019	As per financial statements as of December 31, 2019 restated in currency as of September 30, 2020	Effect of change in accounting policy (1)	As of January 1, 2020 - modified balances
Other finance assets	2,162,652	2,644,681	(2,367,929)	276,752
Loans and other financing	8,329,232	10,185,718	3,748,071	13,933,789
Other financial institutions	37,174	45,460	103,750	149,210
Non-financial private sector and residents abroad	8,292,058	10,140,258	3,644,321	13,784,579
Overdrafts	107,287	131,200	663,622	794,822
Instruments	2,822,022	3,451,017	(2,331,569)	1,119,448
Mortgage loans	147,239	180,057	(6,746)	173,311
Pledge loans	207,012	253,152	(13,967)	239,185
Consumer loans	1,244,638	1,522,053	132,420	1,654,473
Credit cards	2,409,126	2,946,091	1,199,984	4,146,075
Finance leases	89,627	109,604	49,080	158,684
Other	1,265,107	1,547,084	3,951,497	5,498,581
Other debt securities	784	959	(123)	836
Contingent commitments	925	1,131	1,106,650	1,107,781

Total	10,493,593	12,832,489	2,486,669	15,319,158

(1)	The effect of the change in the accounting policy does not include the impact of the deferred income tax

- Impact of the deferred income tax	(746,002)

- Total	1,740,667

The effect of the change in the accounting policy for the assessment of impairment of financial assets as at January 1, 2020 is shown below:

Description	As per financial statements as of December 31, 2018	As per financial statements as of December 31, 2018 restated in currency as of September 30, 2020	Effect of change in accounting policy (1)	As of January 1, 2019 - modified balances
Other finance assets	84,321	158,625	—	158,625
Loans and other financing	4,258,239	8,010,595	(301,176)	7,709,419
Other financial institutions	85,488	160,820	(97,828)	62,992
Non-financial private sector and residents abroad	4,172,751	7,849,775	(203,348)	7,646,427
Overdrafts	110,147	207,208	120,036	327,244
Instruments	1,164,674	2,190,984	(1,731,191)	459,793
Mortgage loans	99,518	187,213	(72,505)	114,708
Pledge loans	44,250	83,243	(36,730)	46,513
Consumer loans	808,085	1,520,169	19,052	1,539,221
Credit cards	1,359,528	2,557,543	372,118	2,929,661
Finance leases	47,227	88,843	(11,033)	77,810
Other	539,322	1,014,572	1,136,905	2,151,477
Other debt securities	1,314	2,472	(136)	2,336
Contingent commitments	1,483	2,790	671,298	674,088

Total	4,345,357	8,174,482	369,986	8,544,468

(1)	The effect of the change in the accounting policy does not include the impact of the deferred income tax

- Impact of the deferred income tax	(110,993)

- Total	258,993

d) Accounting policy applicable to Group “B” financial institutions (consolidated subsidiaries PSA and VWFS)

As mentioned in Note 2 to these financial statements, the BCRA issued Communication “A” 6938 deferring the application of the impairment model set forth in paragraph 5.5 “Impairment” of IFRS 9 until the fiscal years beginning on or after January 1, 2021 for Group “B” financial institutions. Therefore, such financial institutions shall continue applying the model for recognizing loan losses from financial assets established by the BCRA by way of Communication “A” 2950, as amended.

5.3	Comparative information

The consolidated statement of financial position as of September 30, 2020 is presented on a comparative basis to the balances for the previous year-end, while the consolidated statements of income, other comprehensive income, changes in shareholders’ equity, and cash flows, and their related notes for the nine-month period ended September 30, 2020, are presented on a comparative basis to the balances as of the same period of the previous year. The comparative information was restated and includes the changes indicated in Note 5.1 to these condensed interim financial statements.

6.	IFRS issued but not yet effective for financial institutions

6.1	New regulations

Pursuant to the provisions of Communication “A” 6114 issued by the BCRA, as the new IFRS are approved, or the current IFRS are modified or repealed and, once such changes are adopted by means of the Adoption Circulars issued by the FACPCE, the BCRA shall issue a statement of its approval for financial institutions. In general, early adoption of an IFRS shall not be allowed, unless specifically admitted when adopted.

The IASB issued “Classification of Liabilities as Current or Non-current (Amendments to IAS 1)”, effective for fiscal years beginning on or after January 1, 2023. Such amendment:

•	clarifies that the classification of liabilities as current or non-current should be based on rights that are in existence at the end of the reporting period;

•	clarifies that classification is unaffected by expectations about whether an entity will exercise its right to defer settlement of a liability; and

•	makes clear that settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services.

Moreover, the IASB issued an amendment to IFRS 16 “Leases – COVID-19-related rent concessions”. This amendment applies to annual presentation periods beginning on or after June 1, 2020, and early adoption is permitted. A practical expedient is added, whereby the lessee may elect not to assess whether a Covid-19-related rent concession is a lease modification. In this way, upon making such election, lessees shall account for any change in the lease payments resulting from such a concession, as if the change were not a lease modification, provided that certain conditions are met.

These amendments were not early adopted by the Bank in these condensed interim financial statements.

6.2	Other amendments to the financial reporting framework set forth by the BCRA

By means of Communication “A” 7014 dated May 14, 2020, the BCRA mandated that, since then, debt instruments issued by the government sector received in exchange for other instruments should be measured upon initial recognition at the carrying amount as of that date of the instruments delivered in replacement. Therefore, such exchange does not have an impact on the statement of income. There are no other standards which have not come effective yet and which are expected to have a material impact on the Entity.

7.	Cash and deposits in banks

Breakdown in the consolidated condensed statement of financial position and the balance of cash and cash equivalents computed for the purposes of the preparation of the consolidated condensed statement of cash flows is as follows:

	09.30.20	12.31.19
BCRA—Current account	89,618,740	131,461,869
Cash	39,357,394	57,138,184
Balances with other local and foreign institutions	4,202,307	2,488,317

TOTAL	133,178,441	191,088,370

8.	Debt securities at fair value through profit or loss

	09.30.20	12.31.19
BCRA Bills	5,756,121	4,872,592
Government securities	165,715	63,432
Private securities—Corporate bonds	115,740	114,466

TOTAL	6,037,576	5,050,490

9.	Derivatives

Bank:

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9—“Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the consolidated condensed statement of financial position in the item “Derivative instruments”. Changes in fair values were recognized in the consolidated condensed Statement of Income in “Net income/(loss) from measurement of financial instruments at fair value through profit or loss”.

As of September 30, 2020, the Bank has accounted for premiums from put options taken in respect of the Bank’s right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer as of December 30, 2021. Such equity interest was measured at fair value, as calculated by management in reliance of a report prepared by independent appraisers (Note 43).

As of the same date, the Bank has premiums from call options taken and premiums from call options offered. Both of them were made with BBVA Madrid on September 23, and are due on December 18, 2020. They are valued at their fair value as of September 30, 2020.

Subsidiaries:

As of December 31, 2019, PSA Finance Argentina Compañía Financiera S.A. performed interest rate swaps with third parties, which are recognized by the subsidiaries as cash flow hedge. The actual portion of the cumulative change in the fair value of swaps pending subsequent recognition in income is recognized in other comprehensive income under the caption “Profits or losses from hedge instruments—Cash flow hedge.” The balance sheet, profit & loss, and comprehensive income balances related to swaps entered into by and between the Bank and its subsidiaries were eliminated during the consolidation process.

Breakdown is as follows:

Assets

	09.30.20	12.31.19
Premiums from put options taken—Prisma Medios de Pago S.A.	685,000	837,678
Debit balances linked to foreign currency forwards pending settlement in pesos	702,132	2,882,957
Debit balances linked to interest rate swaps—floating rate for fixed rate	14,542	—
Debit balances linked to interest rate swaps—fixed rate for floating rate	—	5,547
Premiums from call options taken	9,729	—

TOTAL	1,411,403	3,726,182

Liabilities

	09.30.20	12.31.19
Credit balances linked to foreign currency forwards pending settlement in pesos	32,653	3,578,856
Credit balances linked to interest rate swaps—floating rate for fixed rate	2,833	179,014
Premiums from call options offered	410	—

TOTAL	35,896	3,757,870

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and in Euros as applicable, as well as the base value of interest rate swaps are reported below:

	09.30.20	12.31.19
Foreign currency Forwards
Foreign currency forward purchases—US$	817,951	618,497
Foreign currency forward purchases—Euros	—	35
Foreign currency forward sales—US$	846,241	620,956
Foreign currency forward sales—Euros	5,321	1,804
Interest rate swaps
Fixed rate for floating rate (1)	566,670	1,500,050
Floating rate for fixed rate	—	92,463

(1)	Floating rate: Badlar rate, interest rate for deposits of more than one million pesos, for 30-35 day terms.

10.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	09.30.20	12.31.19
Amounts receivable for reverse repurchase transactions of BCRA Liquidity Bills with the BCRA	18,998,682	—

TOTAL	18,998,682	—

11.	Other financial assets

Breakdown of other financial assets is as follows:

	09.30.20	12.31.19
Measured at amortized cost
Other receivables	3,201,472	1,888,751
Receivables from sale of ownership interest in Prisma Medios de Pago S.A. (Note 16.1)	2,311,348	2,378,201
Non-financial debtors from spot transactions pending settlement	160,486	33,971
Financial debtors from spot transactions pending settlement	5,660,908	310,030
Other	66,856	207,554

	11,401,070	4,818,507

Measured at amortized cost through profit or loss
Mutual funds	1,252,737	1,194,244

	1,252,737	1,194,244

Allowance for loans losses (Exhibit R)	(226,545)	(276,752)

TOTAL	12,427,262	5,735,999

12.	Loans and other financing

The Group keeps loans and other financing under a business model for the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	09.30.20	12.31.19
Non-financial government sector	408	559
BCRA	—	21,284
Other financial institutions	3,187,233	6,376,259
Overdrafts	19,757,298	17,606,286
Discounted instruments	15,032,020	15,085,835
Unsecured instruments	14,254,618	13,892,669
Instruments purchased	521,903	—
Mortgage loans	15,885,572	17,305,627
Pledge loans	9,552,918	10,586,647
Consumer loans	26,021,749	28,853,981
Credit Cards	91,849,881	88,128,455
Loans for the prefinancing and financing of exports	16,994,351	22,374,092
Receivables from finance leases	1,672,551	2,311,004
Loans to personnel	2,003,843	2,096,481
Other financing	45,099,757	28,095,393

	261,834,102	252,734,572

Allowance for loan losses (Exhibit R)	(10,914,150)	(13,933,789)

TOTAL	250,919,952	238,800,783

Finance leases

The Group, as lessor, entered into finance leases related to vehicles, machinery and equipment.

The following table shows the total gross investment of finance leases (leasing) and the current value of minimum payments to be received thereunder:

	09.30.20		12.31.19
	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Term
Up to 1 year	1,042,840	751,679	1,168,099	1,164,392
From 1 to 2 years	580,567	405,123	682,486	680,071
From 2 to 3 years	262,550	191,176	257,418	256,495
From 3 to 4 years	155,747	119,281	65,886	65,683
From 4 to 5 years	206,358	205,292	144,397	144,363

TOTAL	2,248,062	1,672,551	2,318,286	2,311,004

Principal		1,652,017		2,281,378
Interest accrued		20,534		29,626

TOTAL		1,672,551		2,311,004

The breakdown of loans and other financing according to credit performance (determined as per the criteria set forth by the BCRA in the debtor classification regulations) and guarantees received are presented in Exhibit B. The information on the concentration of loans and other financing is presented in Exhibit C. The reconciliation of the information included in that Exhibit to the carrying amounts is shown below:

	09.30.20	12.31.19
Total Exhibits B and C	263,852,020	254,938,175
Plus:
BCRA	—	21,284
Loans to personnel	2,003,843	2,096,481
Interest and other items accrued receivable from financial assets with credit value impairment	176,228	—
Less:
Allowance for loan losses (Exhibit R)	(10,914,150)	(13,933,789)
Adjustments for effective interest rate	(1,827,204)	(1,749,550)
Corporate bonds	(20,349)	(119,074)
Loan commitments	(2,350,436)	(2,452,744)

Total loans and other financing	250,919,952	238,800,783

As of September 30, 2020 and December 31, 2019, the Group holds the following contingent transactions booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	09.30.20	12.31.19
Overdrafts and receivables agreed not used	867,960	380,750
Guarantees granted	828,724	619,129
Liabilities related to foreign trade transactions	41,510	1,082,181
Secured loans	612,242	370,684

	2,350,436	2,452,744

Risks related to the aforementioned contingent transactions are evaluated and controlled in the framework of the Group’s credit risks policy.

13.	Other debt securities

13.1	Financial assets measured at amortized cost

	09.30.20	12.31.19
Corporate bonds under credit recovery transactions	83	101

	83	101

Allowance for loan losses—Private securities (Exhibit R)	(83)	(101)

TOTAL	—	—

13.2	Financial assets measured at fair value through other comprehensive income

	09.30.20	12.31.19
BCRA Liquidity Bills	87,113,189	35,557,527
Government securities	18,701,883	19,604,950
Private securities—Corporate bonds	—	85,786

	105,815,072	55,248,263

Allowance for loan losses—Private securities (Exhibit R)	—	(735)

TOTAL	105,815,072	55,247,528

14.	Financial assets pledged as collateral

The breakdown of the financial assets pledged as collateral as of September 30, 2020 and December 31, 2019 is included below:

		09.30.20	12.31.19
Guarantee trust—Government securities at fair value through OCI	(2)	6,246,977	83,572
Guarantee trust—USD	(4)	3,178,741	—
Deposits as collateral	(3)	2,561,287	3,701,961
BCRA—Special guarantee accounts (Note 51)	(1)	2,551,791	3,458,186

TOTAL		14,538,796	7,243,719

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.
(2)	Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.
(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.
(4)	The trust fund consists of dollars in cash pledged as collateral for activities related to transactions made in Mercado Abierto Electrónico S.A. (MAE) and Bolsas y Mercados Argentinos S.A. (BYMA)

15.	Income Tax:

a)	Current income tax assets

	09.30.20	12.31.19
Advances	5,167	32,013

	5,167	32,013

b)	Current income tax liabilities

	09.30.20	12.31.19
Income tax provision	7,253,515	11,193,937
Advances	(4,377,451)	(1,309,324)
Collections and withholdings	1,768	(15,838)

	2,877,832	9,868,775

c)	Income tax expense

Breakdown of income tax expense:

	09.30.20	09.30.19
Current tax	(7,865,081)	(9,458,557)
Deferred tax	2,025,726	1,569,304

	(5,839,355)	(7,889,253)

Pursuant to IAS No. 34, income tax is recognized in interim periods over the best estimate of the weighted average tax rate expected by the Entity for the fiscal year.

The Group’s effective rate for the nine-month period ended September 30, 2020 was 39%, while for the nine-month period ended September 30, 2019, it was 26%.

Law No. 27468 amended the transition rules set forth by Law No. 27,430 regarding the application of the inflation adjustment for tax purposes under the Income Tax Law, establishing that such adjustment will be applicable for fiscal years beginning on and after January 1, 2018, provided the changes in the Consumer Price Index (CPI), calculated from the beginning to the end of the fiscal year, are in excess of fifty five per cent (55%) during the first fiscal year, thirty per cent (30%) during the second fiscal year, and fifteen per cent (15%) during the third fiscal year. According to such law, one third of the resulting inflation adjustment, whether gain or loss, shall be recognized during that fiscal year, with the remaining two thirds being computed, in equal parts, over the two immediately following fiscal years.

The Social Solidarity and Productive Revival Law—published in the Official Gazette on December 23, 2019—maintains the inflation adjustment mechanism set out under Title VI of the Income Tax Law. Nevertheless, one sixth of the resulting inflation adjustment amount for the first and second fiscal year beginning on or after January 1, 2019 should be recognized during that fiscal year, with the remaining five sixths being computed, in equal parts, over the five immediately following fiscal years.

Furthermore, the Social Solidarity and Productive Revival Law provides for the discontinuance of the application of the 25% income tax rate established under Section 86, paragraph d), of Law No. 27430 until fiscal years beginning on or after January 1, 2022. For as long as application of such rate remains suspended, the income tax rate will amount to 30%. Accordingly, the application of the 13% income tax rate on dividend distributions has also been suspended for the same fiscal years. Such rate has been set at 7%.

Considering that, as of the date of these financial statements, the changes in the CPI are expected to surpass the 15% limit applicable to the third year, the Entity’s management has included the estimated tax loss for inflation in the provision for income tax. The effect of the deferral of the respective five sixths has been recognized as a deferred tax asset.

•	Income tax—Inflation adjustment for tax purposes. Fiscal years 2016, 2017 and 2018.

On May 10, 2017, May 10, 2018 and May 13, 2019, and based on related case law, the Entity approved the filing of actions for declaratory judgment of unconstitutionality under Section 39 of Law 24073, Section 4 of Law 25561, Section 5 of Decree No. 214/02 issued by the Argentine Executive, Law 27468 and any other regulation whereby the inflation adjustment mechanism provided for under Law 20628, as amended, is considered not applicable due to the confiscatory effect on the specific case, for fiscal years 2016, 2017 and 2018. Consequently, the Entity filed its income tax returns for such fiscal years taking into consideration the effect of those restatement mechanisms.

The net impact of this measure is an adjustment to the income tax assessed for the fiscal year ended December 31, 2016 in the amount of 1,185,800; for the fiscal year ended December 31, 2017, in the amount of 1,021,518, and for the fiscal year ended December 31, 2018, in the amount of 3,239,760.

Through Memorandum No. 6/2017 dated May 29, 2017, the BCRA, without resolving on the decisions adopted by the authorities of the Entity or the right of the Entity regarding the action filed, in its capacity as issuer of accounting standards, requested the Entity to record a provision for contingencies included in “Liabilities” in an amount equivalent to the income recorded, as it considers that “a reassessment of the income tax by applying the inflation adjustment is not addressed by the BCRA regulations”.

In response to this Memorandum, the Entity filed the related answer and confirmed its position by providing the relevant supporting documentation. Notwithstanding the foregoing, the Entity recorded the requested provision in the “Provisions” account under liabilities and in “Other operating expenses” in the statement of income, pursuant to the accounting standards prescribed by the regulator for this case.

As a result of the assessment made and based on the opinion of its legal and tax advisors, the Entity considers that it is highly likely for the Entity to obtain a final favorable judgment supporting the idea that this period’s income tax shall be assessed including the tax inflation adjustment, based on the confiscatory nature of the rate that would result from not applying said adjustment in the fiscal years ended December 31, 2018, 2017 and 2016.

In addition, on June 8, 2020, the Federal Court on Administrative Matters (JCAF 12-23) ruled upon the action for declaratory judgment filed on May 12, 2017, upholding the complaint and thus declaring that the prohibition to apply the inflation adjustment mechanism for the purposes of the income tax return filed by the Bank for fiscal period 2016 is not applicable to the instant case.

The tax authorities (AFIP) filed an appeal against this judgment before the Appellate Court. Therefore, on September 24, 2020, the Bank submitted the answer to the grounds supporting such appeal.

As stated in Note 2, the recognition of the provision for contingencies required by the BCRA results in a deviation from IFRS.

•	Income tax—Requests for recovery of payments. Fiscal years 2013, 2014 and 2015.

Regarding fiscal years 2013, 2014 and 2015, the Entity assessed income tax without applying the tax inflation adjustment, consequently a higher tax was paid in the amounts of 264,257, 647,945 and 555,002 for those periods.

Based on the grounds stated above, on November 19, 2015, the request for recovery of the payments made was filed at the administrative stage for periods 2013 and 2014, and the related complaint was filed at the judicial stage on September 23, 2016 for both periods, given that no answer to the request above was received.

In turn, on April 4, 2017, a request for recovery of the payments made for the higher amount of tax paid for fiscal year 2015 was filed. Likewise, on December 29, 2017, the related complaint was filed at the judicial stage for this fiscal year.

As of the date of these financial statements, the tax authorities have not issued a resolution regarding the claims for the years 2013 and 2015.

On October 21, 2020, we were notified that Court of First Instance on Administrative Matters No. 1 rendered judgment upholding the request for recovery of payments made by the Bank for fiscal year 2014. The AFIP filed an appeal against such judgement before the Appellate Court.

Pursuant to the financial reporting framework set forth by the BCRA, the Entity does not recognize any assets in relation to contingent assets derived from the claims filed.

16.	Investments in equity instruments

Investments in equity instruments for which the Group has no control, joint control or a significant influence are measured at fair value through profit or loss and at fair value through other comprehensive income. Breakdown is as follows:

16.1	Investments in equity instruments through profit or loss

	09.30.20	12.31.19
Prisma Medios de Pago S.A. (1)	1,517,165	2,305,462
Private securities—Shares of other non-controlled companies	226,576	175,159

TOTAL	1,743,741	2,480,621

(1)

This balance is related to the 2,252,139 shares held in Prisma Medios de Pago S.A., representing 5.44% of such company’s capital stock. Said investment was measured at fair value estimated by the Management based on the report prepared by independent professionals, net of the valuation adjustment required by the BCRA in Memorandum No. 7/2019 and the collection of dividends. The accounting criterion applied as stated above constitutes a deviation from IFRS.

On February 1, 2019, the transfer of 2,344,064 registered, common shares with a nominal value of $ 1 each and one vote per share, owned by the Bank in Prisma Medios de Pago S.A. was made for the benefit of AI Zenith (Netherlands) B.V. (a company related to Advent International Global Private Equity).

In accordance with the provisions of the Offer for the purchase of those shares by AI Zenith (Netherlands) B.V., and accepted by the Bank, the total estimated price adjusted was USD 78,265,273, out of which, on February 1, 2019, the Bank received USD 46,457,210, and the unpaid balance is deferred over the following 5 (five) years and settled as follows; (i) 30% of that amount shall be paid in pesos, adjusted by CER (UVA) at an annual nominal rate of 15% and (ii) 70% in US Dollars at an annual nominal rate of 10%.

On July 22, 2019, the Entity completed the assessment of the selling price of the shares. Such price amounts to USD 76,947,895.33. The gap between the final price and the estimated price was discounted from the outstanding balance; therefore, the Bank did not have to return the funds it had received. The transaction terms included a put option, pursuant to which the Bank is entitled to sell the remaining shares in Prisma Medios de Pago S.A. to the buyer as of December 31, 2021 (see Note 9).

The other payment conditions have remained unaltered.

As a consequence of this transaction, a profit of 4,672,744 was recognized in “Other operating income” as of September 30, 2019 (Note 38).

16.2	Investments in equity instruments through other comprehensive income

	09.30.20	12.31.19
Banco Latinoaméricano de Exportaciones S.A.	19,309	32,266
Other	1,183	1,203

TOTAL	20,492	33,469

17.	Investments in Associates

	09.30.20	12.31.19
Rombo Compañía Financiera S.A.	713,009	804,277
BBVA Consolidar Seguros S.A.	418,342	323,585
Interbanking S.A.	148,591	138,989
Play Digital S.A. (1)	43,500	—

TOTAL	1,323,442	1,266,851

(1)

On May 26, 2020, the Bank participated in the organization of the company Play Digital S.A., which was incorporated before the Public Registry of Commerce kept by the Supervisory Board of Companies under dossier No. 5995, Book 99 of Stock Companies, on June 9, 2020.

The company’s initial capital stock is $ 7,500,000 (seven million five hundred thousand pesos), distributed as follows:

(i) Banco BBVA Argentina S.A., holder of 2,500,000 (two million five hundred thousand) common book-entry shares, of $1 par value each, entitled to one vote per share, representing 33.33% of the stock capital;

(ii) Banco de Galicia y Buenos Aires S.A.U., holder of 2,500,000 (two million five hundred thousand) common book-entry shares, of $1 par value each, entitled to one vote per share, representing 33.33% of the stock capital; and

(iii) Banco Santander Río S.A., holder of 2,500,000 (two million five hundred thousand) common book-entry shares, of $1 par value each, entitled to one vote per share, representing 33.33% of the stock capital.

The project provides for the participation of other financial institutions as holders of equity interests in the company’s capital stock; therefore, the equity interests of the founder financial institutions will be significantly reduced.

The company’s purpose is to engage, directly and/or through third parties, or in association with third parties, in the following activities in Argentina or abroad:

a)	Provision of electronic payment services;

b)

Management and operation of transfers by using mobile communication devices and/or any other electronic means, as well as electronic payment and/or collection services on behalf and for the account of third parties, to which effect it shall accept and carry out may enter into agency agreements to make and receive collections and/or payments for the account and to the order of third parties, in all cases through electronic-supported transfer systems;

c)

Operation of electronic currency transfer systems through the Internet and/or any other digital or virtual payment means. It may also provide supplementary technological or IT support services related to financial activities. In furtherance of its purposes, Play Digital S.A. has full legal capacity, and it is entitled to acquire rights, incur obligations and perform all such acts as are not prohibited by the laws or its bylaws. The activities falling under the scope of Financial Institutions Law No. 21526, as amended and regulated, are excluded from its purpose.

On July 15, 2020, the Bank received a proposal from the above referred company to make an irrevocable contribution on account of future share subscriptions in the amount of 13,750, which was accepted and subsequently transferred on July 20, 2020.

Moreover, on July 23, 2020, Play Digital S.A.’s first General Extraordinary Shareholders’ Meeting was held, whereby Banco Macro S.A. was admitted as a new sponsor in addition to the existing members, i.e. Banco BBVA Argentina S.A., Banco de Galicia y Buenos Aires S.A.U. and Banco Santander Río S.A. Therefore, the Bank’s equity interest in Play Digital S.A. was reduced from 33 to 25%.

On August 26, 2020, Banco BBVA Argentina S.A. made a contribution of 27,250, maintaining its interest.

As of September 30, 2020, the interest held in Play Digital S.A. is recognized in Investments in associates in an amount of 43,500. On October 15. 2020, a new Extraordinary Shareholders’ Meeting was held (See Note 58).

18.	Property and equipment

	09.30.20	12.31.19
Real estate	20,958,725	21,408,254
Furniture and facilities	4,343,709	4,844,417
Right of use of leased real estate (Note 29)	2,462,100	2,860,884
Machinery and equipment	1,767,214	2,328,707
Constructions in progress	560,530	393,185
Vehicles	50,600	47,334

TOTAL	30,142,878	31,882,781

19.	Intangible Assets

	09.30.20	12.31.19
Licenses—Software	1,295,320	953,932

TOTAL	1,295,320	953,932

20.	Other non-financial assets

	09.30.20	12.31.19
Investment properties	1,702,106	1,732,913
Prepayments	2,330,908	1,761,637
Tax advances	1,360,721	708,909
Other miscellaneous assets	257,639	276,704
Advances to suppliers of goods	295,453	291,430
Assets acquired as security for loans	15,519	17,517
Advances to personnel	4,554	397,999
Other	76,541	35,960

TOTAL	6,043,441	5,223,069

21.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed to a plan to sell a group of real property assets located in Argentina. Such commitment was ratified at the Board Meeting held on June 30, 2020. Therefore, these assets, the value of which, as of September 30, 2020 and December 31, 2019 amounts to 202,949, were classified as “Non-current assets held for sale”, continuing with the efforts to sell that group of assets.

22.	Deposits

The information on concentration of deposits is disclosed in Exhibit H.

Breakdown is as follows:

	09.30.20	12.31.19
Non-financial government sector	5,928,657	3,593,008
Financial sector	549,581	218,190
Non-financial private sector and residents abroad	393,128,461	355,703,256
Checking accounts	84,323,968	66,067,715
Savings accounts	167,847,712	180,742,613
Time deposits	117,154,303	102,935,870
Investment accounts	18,113,365	94
Other	5,689,113	5,956,964

TOTAL	399,606,699	359,514,454

23.	Liabilities at fair value through profit or loss

	09.30.20	12.31.19
Obligations from government securities	—	710,255

TOTAL	—	710,255

24.	Other financial liabilities

	09.30.20	12.31.19
Obligations from financing of purchases	18,133,065	20,752,555
Collections and other transactions on behalf of third parties	5,316,932	3,914,683
Liabilities for leases (Note 29)	2,786,820	3,077,672
Payment orders pending credit	2,256,982	2,370,977
Credit balance for spot purchases or sales pending settlement	—	146,490
Receivables from spot purchases pending settlement	6,510,568	147,259
Commissions accrued payable	46,113	17,822
Interest accrued payable	—	120,341
Other	3,579,094	4,702,157

TOTAL	38,629,574	35,249,956

25.	Financing received from the BCRA and other financial institutions

	09.30.20	12.31.19
Local financial institutions	3,327,261	4,393,768
BCRA	29,692	20,481
Foreign financial institutions	—	3,105,140

TOTAL	3,356,953	7,519,389

26.	Corporate bonds issued

Below is a detail of corporate bonds in force as of September 30, 2020 and December 31, 2019 of the Bank and its subsidiaries:

Detail	Issuance date	Nominal value (in thousands of pesos)	Maturity date	Annual Nominal Rate	Payment of interest	Outstanding securities as of 09.30.2020	Outstanding securities as of 12.31.2019
Class 24	12.27.2017	546,500	12.27.2020	Badlar Private + 4.25%	Quarterly	381,500	643,851
Class 25	11.08.2018	1,642,685	11.08.2020	UVA + 9.50%	Quarterly	1,619,917	1,582,466
Class 27	02.28.2019	1,090,000	08.28.2020	Badlar Private + 6.25%	Quarterly	—	1,089,593
Class 28	12.12.2019	1,967,150	06.12.2020	Badlar Private + 4%	Quarterly	—	2,405,603
Classes 26 - 28 - PSA Finance Argentina	02.01.2018	808,333	06.17.2020	Badlar Private + annual nominal rate / Fixed rate	Quarterly /Upon maturity	—	762,424
Classes 5 - 7 - 8 - 9 Volkswagen Financial Services	02.27.2019	1,836,556	03.30.2023	Badlar Private + annual nominal rate / UVA + annual nominal rate	Quarterly	2,024,258	2,046,299
				Total Consolidated Principal		4,025,675	8,530,236
				Consolidated Interest Accrued		75,365	422,981
				Issuance Expenses		—	(2,802)

				Total consolidated principal and interest accrued		4,101,040	8,950,415

Definitions:

BADLAR RATE: it is the interest rate for time deposits over 1 (one) million pesos, from 30 to 35 days.

UVA RATE: it is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

27.	Provisions

	09.30.20	12.31.19
Provisions for reorganization (Exhibit J)	1,063,935	2,416,560
Provision for contingent commitments (Exhibits J and R)	1,171,116	1,107,781
Provisions for termination plans (Exhibit J)	89,856	78,563
For administrative, disciplinary and criminal penalties (Note 56 and Exhibit J)	5,000	6,114
Other contingencies (Exhibit J)	8,151,058	9,534,186
For reassessment of income tax due to adjustment for inflation (Note 15.c)	5,447,078	6,661,166
Provision for commercial lawsuits	2,133,533	2,354,454
Provision for labor lawsuits	271,562	249,716
Provision for tax lawsuits	170,943	129,131
Other	127,942	139,719

TOTAL	10,480,965	13,143,204

It includes the estimated amounts to pay highly likely liabilities which, in case of occurrence, would generate a loss for the Entity.

The breakdown and changes of provisions recognized for accounting purposes are included in Exhibit J. However, below is a brief description:

•

Re-assessment of income tax due to the application of the inflation adjustment: it reflects the provision required by the BCRA through Memorandum No. 6/2017 dated May 29, 2017, as it was considered that the reassessment of the income tax by applying the inflation adjustment is not addressed by the current regulations. The Bank answered the BCRA memorandum and evidenced the validity of the recognition timely made and requested that it be reviewed. Notwithstanding the foregoing, the provision requested by the BCRA was set up.

•

Provisions for reorganization: Consistent with the goal of further aligning the organizational structure with the corporate strategy during the current year, achieving efficiency gains and streamlining the decision-making process across all work teams.

•

Contingent commitments: it reflects the credit risk arising from the assessment of the degree of compliance of the beneficiaries of unused overdrafts, unused credit card balances, guarantees, sureties and other contingent commitments for the benefit of third parties on behalf of customers, and of their financial position and the counter guarantees supporting those transactions.

•

Termination benefit plans: for certain terminated employees, the Bank bears the cost of private health care plans (total or partial) for a certain period after termination. The Bank does not cover any situations requiring medical assistance, but it only makes the related health care plan payments.

•

Administrative, disciplinary and criminal penalties: administrative penalties imposed by the Financial Information Unit, even if there were court or administrative measures to suspend payment and regardless of the status of the disciplinary proceedings.

•	Other: it reflects the estimated amounts to pay tax, labor-related and commercial claims and miscellaneous complaints.

In the opinion of the Group’s Board of Directors and its legal advisors, there are no significant effects other than those stated in these financial statements, the amounts and repayment terms of which have been recorded based on the actual value of those estimates, considering the probable date of their final resolution.

In turn, as of September 30, 2020, approximately 100 contingent claims, including civil and commercial tax claims, which might potentially result in a loss, were brought against the Bank. All such claims have arisen in the ordinary course of business. These actions are primarily related to leasing claims and petitions to secure evidence. The Group’s management and legal advisors consider that these cases might, but are not likely to, result in cash outflows, and that the potential cash disbursements are not material.

28.	Other non-financial liabilities

Breakdown is as follows:

	09.30.20	12.31.19
Miscellaneous creditors	6,740,900	6,197,569
Short-term personnel benefits	4,864,716	5,128,118
Other collections and withholdings	3,863,150	3,760,697
Advances collected	3,374,359	3,187,766
Cash dividends payable	2,500,000	—
Other taxes payable	1,286,097	1,490,703
For contract liabilities	520,557	469,292
Social security payment orders pending settlement	455,093	75,128
Long-term personnel benefits	310,765	374,798
Other	122,202	97,336

TOTAL	24,037,839	20,781,407

29.	Leases

The Group as lessee

Below is a detail of the amounts of rights of use under leases and liabilities from leases in force as of September 30, 2020:

Rights of use under leases

	Initial value as of 01.01.2020	Increases	Decreases	Amortization				Residual value as of 09.30.20
Account				Accumulated as of 01.01.2020	Decreases	For the period (1)	Accumulated at period-end
Leased real property	3,559,460	469,761	445,232	698,576	31,938	455,251	1,121,889	2,462,100

(1) See note 41

Liabilities from leases

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	09.30.20	12.31.19
Up to one year	93,507	36,024	129,531	102,390
From 1 to 5 years	1,457,475	167,938	1,625,413	1,500,382
More than 5 years	1,029,118	2,758	1,031,876	1,474,900

			2,786,820	3,077,672

Interest and exchange rate difference recognized in profit or loss

	09.30.20	09.30.19
Other operating expenses
Interest on liabilities from finance lease (Note 42)	(258,560)	(291,997)
Exchange rate difference
Exchange rate difference for finance leases (loss)	(537,824)	(1,255,123)
Other expenses
Leases (Note 40)	(1,229,714)	(893,146)

30.	Share Capital

Breakdown is as follows:

Shares				Share capital
Class	Quantity	Nominal value per share	Votes per share	Shares outstanding	Pending issuance or distribution	Paid-in (1)
Common	612,710,079	1	1	612,615	95	612,710

(1)	Registered with the Public Registry of Commerce.

Banco BBVA Argentina S.A. is a corporation (sociedad anónima) incorporated under the laws of Argentina. The shareholders limit their liability to the shares subscribed and paid in, pursuant to the Argentine Companies Law (Law No. 19550). Therefore, and pursuant to Law No. 25738, it is reported that neither foreign capital majority shareholders nor local or foreign shareholders shall be liable in excess of the above mentioned capital contribution for obligations arising from transactions carried out by the financial institution.

On October 9, 2019, the CNV issued Resolution No. 20484/2019 concerning the merger of BBVA Francés Valores S.A. into the Bank. As such, the Bank was authorized to issue 50,441 common book-entry shares, with a nominal value of $ 1 and entitling to one (1) vote each for to be delivered to BBVA Francés Valores S.A.’s minority shareholders.

As of the date of these consolidated financial statements, the merger and the ensuing capital stock increase are in the process of being registered with the Argentine Supervisory Board of Companies (IGJ).

On May 15, 2020, the Ordinary and Extraordinary Shareholders’ Meeting was held. At such meeting, the following allocation of earnings in nominal values was approved:

•	To Legal Reserve: 6,201,640

•	To Optional Reserve for future distribution of profits: 24,806,560

Furthermore, the partial release of the Optional reserve for future distribution of earnings was approved, in order to appropriate 2,500,000 to the payment of cash dividends, subject to the BCRA’s previous consent.

31.	Interest income

	09.30.20	09.30.19
Interest on government securities	21,986,280	35,549,663
Interest on credit card loans	13,181,545	19,508,079
Interest from overdrafts	8,068,106	8,436,756
Interest for other loans	7,308,938	5,106,618
Interest on instruments	6,884,105	9,785,227
Interest on consumer loans	6,492,800	8,641,099
Acquisition Value Unit (UVA) clause adjustment	6,037,274	8,979,408
Interest on pledge loans	1,931,828	1,672,043
Premiums on reverse repurchase agreements	1,853,073	1,525,376
Interest on loans for the prefinancing and financing of exports	1,053,690	3,383,336
Interest on mortgage loans	975,888	1,318,867
Interest on loans to the financial sector	902,836	3,065,313
Stabilization Coefficient (CER) clause adjustment	720,068	69,200
Interest on finance leases	350,367	573,369
Interest on private securities	4,230	10,684
Other	335,814	6,976

TOTAL	78,086,842	107,632,014

32.	Interest expenses

	09.30.20	09.30.19
Time deposits	20,996,645	37,510,461
Other liabilities from financial transactions	2,098,929	4,406,077
Interfinancial loans received	902,488	863,390
Checking accounts deposits	824,125	2,973,451
Acquisition Value Unit (UVA) clause adjustments	672,457	1,559,804
Savings accounts deposits	172,279	207,912
Premiums on reverse repurchase agreements	—	3,232
Other	25,735	34,151

TOTAL	25,692,658	47,558,478

33.	Commission income

	09.30.20	09.30.19
Linked to liabilities	8,393,734	10,561,474
From credit cards	7,756,625	6,615,483
From insurance	958,592	1,061,423
From foreign trade and foreign currency transactions	835,585	997,518
Linked to loans	826,896	993,421
Linked to securities	194,445	113,709
From guarantees granted	1,868	1,767

TOTAL	18,967,745	20,344,795

34.	Commission expenses

	09.30.20	09.30.19
For credit and debit cards	8,822,919	9,423,690
For payment of salaries	587,152	865,373
For digital sales services	280,775	622,731
For foreign trade transactions	178,125	330,589
For promotions	44,659	88,350
Linked to transactions with securities	3,036	3,137
Other commission expenses	571,935	1,086,816

TOTAL	10,488,601	12,420,686

35.	Net income /(loss) from financial instruments carried at fair value through profit or loss

	09.30.20	09.30.19
Income from government securities	3,027,800	4,194,717
Income from foreign currency forward transactions	361,862	2,025,104
Income/(loss) from interest rate swaps	66,991	(263,520)
Income from corporate bonds	47,464	7,760
Income from call options taken	3,202	—
Income/(loss) from call options launched	(142)	—
Income/(loss) from corporate bonds	(125,349)	3,969,045
Other	(2,379)	—

TOTAL	3,379,449	9,933,106

36.	Net (loss) /income from writing-down assets carried at amortized cost and at fair value through OCI

	09.30.20	09.30.19
(Loss) from sale of government securities	(6,330,441)	(58,166)
(Loss) from sale of corporate bonds	(26,896)	(1,402)

TOTAL	(6,357,337)	(59,568)

37.	Foreign exchange and gold gains/(losses)

	09.30.20	09.30.19
Income from purchase-sale of foreign currency	4,177,120	10,133,620
Conversion of foreign currency assets and liabilities into pesos	453,028	(447,197)

TOTAL	4,630,148	9,686,423

38.	Other operating income

	09.30.20	09.30.19
Adjustments and interest on miscellaneous receivables	1,139,960	1,203,928
Rental of safe deposit boxes	772,636	650,864
Loans recovered	601,104	556,347
Allowances reversed	133,781	110,657
Debit and credit card commissions	186,388	712,898
Punitive interest	82,877	202,353
Income from sale of non-current assets held for sale (Note 16)	—	4,672,744
Other operating income	991,082	6,372,305

TOTAL	3,907,828	14,482,096

39.	Personnel benefits

	09.30.20	09.30.19
Salaries	8,885,266	9,052,929
Social security withholdings and collections	2,440,051	2,591,021
Other short-term personnel benefits	1,963,644	2,660,961
Personnel compensation and bonuses	289,595	500,913
Personnel services	266,521	304,220
Termination personnel benefits (Exhibit J)	27,572	—
Other long-term personnel benefits	15,504	26,044

TOTAL	13,888,153	15,136,088

40.	Administrative expenses

	09.30.20	09.30.19
Taxes	2,994,572	3,038,883
Maintenance and repair costs	1,506,486	1,302,390
Administrative expenses	1,121,352	1,002,111
Rent (Note 29)	1,229,714	893,146
Armored transportation services	1,236,550	2,087,937
Other fees	668,070	640,823
Electricity and communications	703,106	629,114
Advertising	524,610	575,181
Security services	516,881	443,006
Insurance	146,363	132,574
Representation and travel expenses	76,880	142,387
Fees to Bank Directors and Supervisory Committee	46,570	16,611
Stationery and supplies	50,224	59,843
Other administrative expenses	1,735,769	1,364,962

TOTAL	12,557,147	12,328,968

41.	Depreciation and amortization

	09.30.20	09.30.19
Depreciation of property and equipment	2,060,499	2,335,393
Amortization of rights of use of leased real property (Note 29)	455,251	567,696
Amortization of intangible assets	138,282	300,887
Depreciation of other assets	24,278	4,806

TOTAL	2,678,310	3,208,782

42.	Other operating expenses

	09.30.20	09.30.19
Turnover tax	5,327,919	7,327,547
Reorganization expenses (Exhibit J)	674,366	289,342
Other allowances (Exhibit J)	975,089	8,157,439
Initial loss of loans below market rate	406,030	1,519,022
Contribution to the Deposit Guarantee Fund (Note 50)	459,987	576,348
Interest on liabilities from leases (Note 29)	258,560	291,997
Claims	56,924	168,334
Other operating expenses	1,125,289	1,441,460

TOTAL	9,284,164	19,771,489

43.	Fair values of financial instruments

a)	Assets and liabilities measured at fair value

The fair value hierarchy of assets and liabilities measured at fair value as of September 30, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial assets
Debt securities at fair value through profit or loss	6,037,576	6,037,576	—	6,037,576	—
Derivative instruments	1,411,403	1,411,403	—	726,403	685,000
Other financial assets	1,252,737	1,252,737	1,252,737	—	—
Other debt securities	105,815,072	105,815,072	4,153,974	101,661,098	—
Financial assets pledged as collateral	6,246,977	6,246,977	4,287,441	1,959,536	—
Investments in equity instruments	1,764,233	1,764,233	226,576	20,492	1,517,165
Financial liabilities
Derivative instruments	35,896	35,896	—	35,896	—

The fair value hierarchy of assets and liabilities measured at fair value as of December 31, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial assets
Debt securities at fair value through profit or loss	5,050,490	5,050,490	—	5,050,490	—
Derivative instruments	3,726,182	3,726,182	—	2,888,504	837,678
Other financial assets	1,194,244	1,194,244	1,194,244	—	—
Other debt securities	55,247,528	55,247,528	1,498,078	53,749,450	—
Financial assets pledged as collateral	41,823	41,823	41,823	—	—
Investments in equity instruments	2,514,090	2,514,090	175,160	33,468	2,305,462
Financial liabilities
Liabilities at fair value through profit or loss	710,255	710,255	710,255	—	—
Derivative instruments	3,757,870	3,757,870	—	3,757,870	—

The fair value of a financial asset or liability is the price that would be received for the sale of an asset or paid for the transfer of a liability in an orderly transaction between market participants at the measurement date.

The most objective and usual reference of the fair value of a financial asset or liability is the price that would be paid in an orderly, transparent and deep market, that is to say its quoted or market price.

If it is not possible to obtain a market price, a fair value is determined using best market practice quoting techniques, such as cash flows discount based on a yields curve for the same class and type of instrument, or if there is no market curve with the same characteristics of the bond, the technical value is calculated considering the latest market price plus interest accrued until the valuation date (whichever is more representative for the species).

In line with the accounting standard, a three-level classification of financial instruments is established. This classification is mainly made based on the observability of the necessary inputs to calculate that fair value, defining the following levels:

•

Level 1: Financial instruments valued with quoted prices in an active market. Active market means a market that allows the observation of representative prices with sufficient frequency and daily volume

•	Level 2: Financial instruments that do not have an active market, but that may be valued through market observable data.

•	Level 3: Valuation using models where variables not obtained from observable market information are used.

Financial assets at fair value mainly consist of BCRA Liquidity Bills and Argentine Treasury Bills (Letes), together with a minor share in Argentine Government Bonds and Corporate Bonds. Likewise, financial derivatives are classified at fair value, which includes foreign currency forward transactions and NDF (non-delivery forwards), put options and interest rate swaps.

b)	Transfers between hierarchy levels

b.1)	Transfers from Level 1 to Level 2

No transfers have occurred from Level 1 to Level 2 as of September 30, 2020 or December 31, 2019.

b.2)	Transfers from Level 2 to Level 1

No transfers have occurred from Level 2 to Level 1 as of September 30, 2020 or December 31, 2019.

b.3)	Valuation techniques for Levels 2 and 3

The valuation techniques used for Level 2 securities require market observable input data: the last quoted market price (Mercado Abierto Electrónico—MAE), the terms of the bond issue as detailed in the respective offering memorandum or, in the particular case of bonds adjustable for the BADLAR rate published at the BCRA’s web site, the spot discount curve in pesos, US dollars, CER, the yield curve in pesos arising from ROFEX futures, the yield curve in pesos arising from futures traded by ICAP Broker, and the spot selling exchange rate published by Banco de la Nación Argentina (BNA). Below is a detail of the valuation techniques for each financial product:

Fixed Income

The determination of fair value prices set forth by the Bank for fixed income consists of considering reference market prices (MAE).

For Argentine Treasury Bonds and bills, prices are captured from MAE. If bonds have not traded for the last 10 business days, a theoretical valuation is made, discounting cash flows using the pertinent discount curve, except for cash-reserve bonds, fixed-rate Argentine Treasury Bonds in pesos maturing on November 21, 2020 (TN20) and fixed-rate Argentine Treasury Bonds in pesos maturing in May 2022 (TY22), which are carried at their technical value. In the specific case of GDP-linked securities denominated in pesos (TVPP), the BYMA’s market traded price was considered, as they were not traded in the principal market (MAE) and due to the features of the cash flows of this kind of bonds, it was decided to consider their BYMA market traded price (given their significant volume) instead of an estimated theoretical price.

Liquidity bills issued by the BCRA without quoted prices in MAE on the last day of the month were assigned a theoretical value, discounting cash flows using the monetary policy rate.

Finally, corporate bonds were measured at their market prices prevailing on the last 10 business days in MAE, where available. In the absence of market prices, these securities were assigned a theoretical value, based on the last market price available, plus accrued interest. If they were not traded from their issue date, they are measured at their technical value.

SWAPS

For swaps, the theoretical valuation consists of discounting future cash flows using the interest rate, according to the estimated curve based on fixed-rate bonds in pesos and bills issued by the Argentine Government.

Non Delivery Forwards

The theoretical valuation of NDFs consists of discounting the future cash flows to be exchanged pursuant to the contract, using a discount curve that will depend on the currency of each cash flow. The result is then calculated by subtracting the present values in pesos, estimating the value in pesos based on the applicable spot exchange rate, depending on whether the contract is local or offshore.

For local peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in US dollars are discounted using the Overnight Index Swap (OIS) international dollar yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the US dollar spot selling exchange rate published by BNA.

For local peso-euro swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from the prices of ROFEX futures and the US dollar spot selling exchange rate published by BNA. Cash flows in euros are discounted using the yield curve in euros. Then, the present value of cash flows in euros is netted by converting such cash flows into pesos using the euro spot selling exchange rate published by BNA.

For offshore peso-dollar swap contracts, cash flows in pesos are discounted using the yield curve in pesos resulting from market quoted forward prices sourced from ICAP and the US dollar spot selling exchange rate published by BNA. Cash flows in dollars are discounted using the OIS yield curve. Then, the present value of cash flows in dollars is netted by converting such cash flows into pesos using the Emerging Markets Traders Association (EMTA) US dollar spot exchange rate.

Investments in Equity Instruments

The fair value of the equity interest held in Prisma Medios de Pago S.A.—classified as Level 3—was calculated on the basis of independent appraisers’ valuations, who relied on a future discounted cash flow method embracing an income approach, net of the valuation adjustment required by the BCRA under Memorandum No. 7/2019, and net of cashed dividends (Note 16).

The most relevant non-observable inputs include:

•	Pro forma EBITDA and Free cash flow (primarily determined on the basis of the expected changes in the level of transactions and fees);

•	Minority discount rate (equivalent to 1 / (1 + control premium) -1);

•	WACC - Weighted Average Cost of Capital of Prisma Medios de Pago S.A.; and

•	g = terminal value growth factor.

Below is a detail of the sensitivity analysis related to the valuation of the remaining 49% interest in Prisma Medios de Pago S.A. held by the shareholders. Sensitivity is related to the following two variables: WACC and “g” level (growth factor for future cash flows after 2023 which determines the terminal value):

Value of 49% equity interest + minority discount (9.09%) – in millions of US$
		(g – annual)
		2.50%	3.00%	3.50%
WACC	97.5%	467.8	480.0	493.3
	100%	461.8	473.8	486.8
	102.5%	455.9	467.7	480.5

The valuation scenario considers a WACC equals to 100% and a “g” level of 3%.

Premiums from Put Options

The Group has classified the put option taken in respect of its equity interest in Prisma Medios de Pago S.A. as Level 3, since the fair value of such put option was based on significant non-observable inputs. The income (loss) from the asset measured at fair value on the basis of non-observable input data is booked under Net income / (loss) from financial instruments carried at fair value through profit or loss.

These instruments were measured using a valuation technique based on the binomial option pricing model. This model involves creating a comparable portfolio under the same conditions as the put, considering several scenarios. The pricing model factors in the Company’s projected cash flows and financial indebtedness as of year-end (34 months subsequent to the contract closing date). Expected cash flows are discounted using the WACC discount rate.

Some of the most relevant observable input data used in the pricing model include:

•	Monthly volatility (sensibility to volatility ranging from 10%, 12.2%, 15% and 20%)

•

Notional exercise price. This price is 7 time the expected EBITDA for the third year. EBITDA is calculated considering expected cash flows and financial indebtedness, based on Cash and Banks and Short-term investments, and financial indebtedness projected as of the option exercise date.

Any potential substantial change in any of the aforementioned non-observable input data may increase or decrease the put option estimated fair value.

The table below shows the sensitivity analysis for the valuation of the put option per share, based on the implicit volatility level and the notional exercise price of the share:

Sensitivity – in US$
		Volatility
		10.0%	12.2%	15.0%	20.0%
EBITDA	95%	0.84	0.98	1.16	1.45
	100%	0.95	1.10	1.29	1.59
	105%	1.08	1.23	1.42	1.73

Sensitivity – in pesos
		Volatility
		10.0%	12.2%	15.0%	20.0%
EBITDA	95%	48.15	56.30	66.51	83.47
	100%	54.88	63.43	74.04	91.58
	105%	62.43	70.55	81.58	99.70

The valuation scenario considers EBITDA at 100% and volatility at 12.2%, with a fair value equal to 685,000 based on the position held by the Entity in Prisma Medios de Pago S.A.

b.4)	Reconciliation of opening and ending balances of Level 3 assets and liabilities at fair value

The following table shows a reconciliation between opening balances and final balances of Level 3 fair values:

	09.30.20	12.31.19
Balance at the beginning of the fiscal year	3,143,140	—
Investment in equity instruments—Prisma Medios de Pago S.A.	(368,095)	2,305,462
Derivative instruments—Put option taken—Prisma Medios de Pago S.A.	—	837,678
Monetary gain (loss) generated by assets at fair value	(572,880)	—

Balance at fiscal period-end	2,202,165	3,143,140

c)	Fair value of Assets and Liabilities not measured at fair value

Below is a description of methodologies and assumptions used to assess the fair value of the main financial instruments not measured at fair value, when the instrument does not have a quoted price in a known market.

•	Assets and liabilities with fair value similar to their accounting balance

For financial assets and financial liabilities maturing in less than one year, it is considered that the accounting balance is similar to fair value. This assumption also applies to deposits, because a significant portion thereof (more than 99% considering contractual terms and conditions) have a residual maturity of less than one year.

•	Fixed rate financial instruments

The fair value of financial assets was assessed by discounting future cash flows from market rates at each measurement date for financial instruments with similar characteristics, adding a liquidity premium (unobservable input) that reflects the added value or additional cost required to dispose of the asset.

•	Variable rate financial instruments

For financial assets and financial liabilities accruing a variable rate, it is considered that the accounting balance is similar to the fair value.

The fair value hierarchy of assets and liabilities not measured at fair value as of September 30, 2020 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value	Level 3 fair value
Financial assets
Cash and deposits in banks	133,178,441	(1)	—	—	—
Repo transactions	18,998,682	(1)	—	—	—
Other financial assets	11,174,525	(1)	—	—	—
Loans and other financing
Non-financial government sector	408	(1)	—	—	—
Other financial institutions	2,948,064	2,717,017	—	—	2,717,017
Non-financial private sector and residents abroad	247,971,480	248,662,926	—	—	248,662,926
Financial assets pledged as collateral	8,291,819	(1)	—	—	—
Financial liabilities
Deposits	399,606,699	397,650,338	—	397,650,338	—
Other financial liabilities	38,629,574	(1)	—	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	3,356,953	3,652,414	—	3,652,414	—
Corporate bonds issued	4,101,040	4,090,945	—	4,090,945	—

(1) The fair value is not reported as it is considered similar to its book value.

The fair value hierarchy of assets and liabilities not measured at fair value as of December 31, 2019 is detailed below:

	Accounting balance	Total fair value	Level 1 fair value	Level 2 fair value
Financial assets
Cash and deposits in banks	191,088,370	(1)	—	—
Other financial assets	4,541,755	(1)	—	—
Loans and other financing
Non-financial government sector	559	(1)	—	—
Argentine Central Bank (BCRA)	21,284	(1)	—	—
Other financial institutions	6,227,049	5,235,296	—	5,235,296
Non-financial private sector and residents abroad	232,551,891	230,979,810	—	230,979,810
Financial assets pledged as collateral	7,201,896	(1)	—	—
Financial liabilities
Deposits	359,514,454	357,261,536	—	357,261,536
Other financial liabilities	35,249,956	(1)	—	—
Financing received from the Argentine Central Bank (BCRA) and other financial institutions	7,519,389	7,479,237	—	7,479,237
Corporate bonds issued	8,950,415	8,883,686	—	8,883,686

(1) The fair value is not reported as it is considered similar to its book value.

44.	Segment reporting

Basis for segmentation

As of September 30, 2020 and December 31, 2020, the Group determined that it has only one reporting segment related to banking activities based on the information reviewed by the highest operating decision maker. Most of the transactions, properties and customers of the Group are located in Argentina. No customer has generated more than 10% of the total Group’s revenues.

Below is relevant information on loans and deposits by line of business as of September 30, 2020 and December 31, 2019:

Group (banking activity) (1)	09.30.20	12.31.19
Loans and other financing	250,919,952	238,800,783
Corporate banking (2)	30,808,788	47,049,637
Small and medium companies (3)	80,886,156	53,728,311
Retail	139,225,008	138,022,835
Other assets	338,916,404	315,999,782

TOTAL ASSETS	589,836,356	554,800,565

Deposits	399,606,699	359,514,454
Corporate banking (2) (3)	54,806,473	29,993,762
Small and medium companies (2) (3)	94,063,679	83,350,461
Retail	250,736,547	246,170,231
Other liabilities	83,538,507	99,981,271

TOTAL LIABILITIES	483,145,206	459,495,725

(2) It includes financial sector.

(3) It includes government sector.

(1)

Includes BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A., Rombo Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.

(2)	Includes Financial Sector.
(3)	Includes Government Sector.

The following table shows information related to operating segments:

Group (banking activity) (1)	09.30.20	09.30.19
Net interest income	52,394,184	60,073,536
Net commission income	8,479,144	7,924,109
Net income from financial instruments at fair value through profit or loss	3,379,449	9,933,106
Net income from write-down of assets at amortized cost and at fair value through OCI	(6,357,337)	(59,568)
Foreign exchange and gold gains	4,630,148	9,686,423
Other operating income	3,907,828	14,482,096

TOTAL OPERATING INCOME BEFORE LOSS FOR IMPAIRMENT OF FINANCIAL ASSETS	66,433,416	102,039,702

Loan loss allowances	(5,617,326)	(11,563,452)

SUBTOTAL	60,816,090	90,476,250

Operating loss	(38,407,774)	(50,445,327)
Income / (loss) from associates and joint ventures	219,232	165,042
Loss on net monetary position	(7,677,188)	(9,383,860)

Income before income tax	14,950,360	30,812,105

Income tax	(5,839,355)	(7,889,253)

Net income for the period	9,111,005	22,922,852

Net income attributable to:
Owners of the parent	9,028,679	22,491,712
Non-controlling interests	82,326	431,140

(4)

It includes BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, Consolidar A.F.J.P. (undergoing liquidation proceedings), PSA Finance Argentina Cía. Financiera S.A., Rombo Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A.

45.	Subsidiaries

Below is the information on the Bank’s subsidiaries:

Name	Registered office (country)	Interest as of
		09.30.20	12.31.19
Consolidar A.F.J.P. S.A. (undergoing liquidation proceedings)	Argentina	53.8892%	53.8892%
PSA Finance Argentina Cía. Financiera S.A.	Argentina	50.0000%	50.0000%
Volkswagen Financial Services Compañía Financiera S.A.	Argentina	51.0000%	51.0000%
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	Argentina	100.0000%	100.0000%

46.	Related parties

a)	Parent

The Bank’s parent is Banco Bilbao Vizcaya Argentaria.

b)	Key Management personnel

Pursuant to IAS 24, key Management personnel are those having the authority and responsibility for planning, managing and controlling the Group’s activities, whether directly or indirectly.

Based on that definition, the Group considers the members of the Board of Directors as key personnel.

b.1)	Remuneration of key management personnel

The key personnel of the Board of Directors received the following compensations:

	09.30.20	09.30.19
Fees	39,387	14,397

Total	39,387	14,397

b.2) Profit or loss for transactions and balances with key management personnel

	Balances as of		Profit or loss
	09.30.20	12.31.19	09.30.20	06.30.19
Loans
Credit cards	4,041	5,648	618	973
Overdrafts	13	5	—	—
Loans	1,207	1,538	179	272
Deposits	12,197	22,576	70	123

Loans are granted on an arm’s length basis. As of September 30, 2020 and December 31, 2019, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

b.3) Profit or loss and balances with related parties (except key Management personnel)

Parent	Balances as of		Profit or loss
	09.30.20	12.31.19	09.30.20	09.30.19
Cash and deposits in banks	675,694	558,166	—	—
Derivative instruments (Assets) (1)	9,729	796,235	—	—
Financial assets pledged as collateral (2)	25,138	661,108	—	—
Other financial assets (2)	1,929	—	—	—
Other non-financial liabilities	2,645,445	431,481	531,348	238,579
Derivative instruments (Liabilities) (1)	20,400	1,467,958	315,608	221,819
Off-balance sheet balances
Securities in custody	49,199,686	69,574,229	—	—
Derivative instruments	1,653,087	13,715,545	—	—
Sureties granted	3,210,226	864,327	3,052	3,315
Guarantees received	59,259	34,684	—	—

(1) Profit or loss of Derivative Instruments (Assets) is exposed under Derivative Instruments (Liabilities).

(2) These transactions do not generate profit or loss.

	Balances as of		Profit or loss
Subsidiaries	09.30.20	12.31.19	09.30.20 (1)	09.30.19
Loans and other financing	3,473,906	2,532,630	1,063,640	1,104,720
Debt securities at fair value through profit or loss	—	—	—	54,838
Other financial assets	532	216	—	299
Deposits	105,676	58,923	4,034	136,891
Other non-financial liabilities	23	1,481	1,044	1,225
Financing received	—	214,533	8,873	12,947
Derivative instruments (liabilities)	—	—	—	301,516
Other operating income	—	—	5,840	6,155

Off-balance sheet balances
Securities in custody	1,252,737	1,194,273	—	—
Sureties granted	281	344	—	—

	Balances as of		Profit or loss
Associates	09.30.20	12.31.19	09.30.20	09.30.19 (1)
Cash and deposits in banks	757	360	—	—
Loans and other financing	1,541,438	2,180,396	1,041,796	1,677,884
Debt securities at fair value through profit or loss	6,925	20,523	44,380	47,164
Other financial assets	42,778	—	—	2
Deposits	613,962	457,885	2,315	10,265
Other non-financial liabilities	—	—	—	2,451
Financing received	141,532	245,113	2,359	5,430
Derivative instruments (Liabilities)	2,833	169,058	51,748	379,109
Corporate bonds issued	62,437	190,698	23,002	50,294
Other operating income	—	—	28,151	40,106

Off-balance sheet balances
Interest rate swaps	166,670	1,630,538	—	—
Securities in custody	1,313,791	1,540,618	1,432	924
Guarantees received	2,774	—	—	—
Sureties granted	401	22,359	126	387

(1) Includes PSA Finance Argentina Compañía Financiera S.A., Rombo Cía. Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A., over which the Entity took over control as from July 1, 2019. This situation implies considering them as “Subsidiaries” as from the referred date. Until such date, they were exposed as “Associates”.

Transactions have been agreed upon on an arm’s length basis. As of September 30, 2020 and December 31, 2019, balances of loans granted are classified under normal performance according to the debtor classification rules issued by the BCRA.

47.	Risks related to financial instruments

No significant changes have occurred in the Bank’s risk management and governance policies and procedures described in the financial statements as of December 31, 2019.

However, as a consequence of the change in the calculation method of impairment of financial assets described in Note 5.2, the Board of Directors has considered it appropriate to disclose in these interim financial statements information related to credit risks, measured in accordance with IFRS 9 as per BCRA (expected loss model, except for non-financial government sector’s financial assets):

	Stage 1	Stage 2		Stage 3		Total
Exposure at default - Credit Investment		Collective	Individual	Collective	Individual
Balances as of 12.31.19	203,116,350	22,382,986	2,124,675	4,652,486	4,641,972	236,918,469

Inter-stage transfers:
From stage 1 to stage 2	(66,625,316)	66,297,061	116,993	—	—	(211,262)
From stage 2 to stage 1	31,864,658	(30,729,450)	(36,173)	—	—	1,099,035
From stage 1 or 2 to stage 3	(452,620)	(4,834,368)	(265,279)	6,110,133	283,703	841,569
From stage 3 to stage 1 or 2	504,209	551,290	(1,271)	(1,202,500)	(33,746)	(182,018)
Changes without inter-stage transfers	(42,379,078)	(16,265,871)	1,841,794	2,145,032	(3,094,807)	(57,752,930)
New originated financial assets	276,977,947	18,791,807	773,892	421,861	5,659,130	302,624,637
Reimbursements	(165,088,484)	(17,479,508)	(411,588)	(4,006,293)	(3,348,659)	(190,334,532)
Write-offs	—	7	—	(3,101,717)	(3,370,826)	(6,472,536)
Foreign exchange differences	5,996,791	3,194,274	336,995	33,862	616,323	10,178,245
Inflation adjustment	(43,643,070)	(5,490,029)	(631,785)	(880,777)	(645,621)	(51,291,282)

Balances as of 09.30.20	200,271,387	36,418,199	3,848,253	4,172,087	707,469	245,417,395

Exposure at default - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.19	54,800,769	5,775,045	171,179	39,997	6	60,786,996

Inter-stage transfers:
From stage 1 to stage 2	(9,778,261)	9,125,568	—	—	—	(652,693)
From stage 2 to stage 1	6,354,359	(5,746,169)	(113)	—	—	608,077
From stage 1 or 2 to stage 3	(28,124)	(34,949)	(392)	31,869	408	(31,188)
From stage 3 to stage 1 or 2	45,683	14,313	7	(47,759)	(350)	11,894
Changes without inter-stage transfers	5,389,466	(1,566,032)	(2,238)	(5,524)	(43)	3,815,629
New originated financial assets	20,453,340	2,368,609	48,353	2,087	—	22,872,389
Reimbursements	(14,109,581)	(4,704,579)	(22,286)	(11,098)	—	(18,847,544)
Write-offs	—	—	—	(42)	—	(42)
Foreign exchange difference	435,456	146,043	196	—	—	581,695
Inflation adjustment	(10,493,381)	(1,188,947)	(32,700)	(3,847)	(7)	(11,718,882)

Balances as of 09.30.20	53,069,726	4,188,902	162,006	5,683	14	57,426,331

Allowances - Credit Investment	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.19	4,535,193	2,203,599	218,980	3,396,964	3,639,356	13,994,092

Inter-stage transfers:
From stage 1 to stage 2	(2,037,633)	7,607,161	24,075	—	—	5,593,603
From stage 2 to stage 1	823,784	(2,822,293)	(4,167)	—	—	(2,002,676)
From stage 1 or 2 to stage 3	(26,858)	(1,591,699)	(47,285)	3,602,142	49,581	1,985,881
From stage 3 to stage 1 or 2	14,865	54,827	(1,253)	(720,996)	(34,310)	(686,867)
Changes without inter-stage transfers	(1,907,029)	(2,319,651)	574,485	3,062,883	(2,522,258)	(3,111,570)
New originated financial assets	8,536,920	2,268,384	88,173	246,809	5,687,474	16,827,760
Reimbursements	(5,632,548)	(2,265,498)	(48,638)	(3,549,217)	(3,005,510)	(14,501,411)
Write-offs	—	—	—	(2,437,996)	(3,461,547)	(5,899,543)
Foreign exchange difference	303,823	348,443	53,184	29,097	620,666	1,355,213
Inflation adjustment	(904,843)	(502,254)	(96,531)	(624,980)	(539,564)	(2,668,172)

Balances as of 09.30.20	3,705,674	2,981,019	761,023	3,004,706	433,888	10,886,310

Allowances - Contingent	Stage 1	Stage 2		Stage 3		Total
		Collective	Individual	Collective	Individual
Balances as of 12.31.19	685,429	409,258	13,731	(823)	186	1,107,781

Inter-stage transfers:
From stage 1 to stage 2	(248,147)	924,652	—	—	—	676,505
From stage 2 to stage 1	185,436	(530,492)	(229)	—	—	(345,285)
From stage 1 or 2 to stage 3	(1,512)	(5,920)	(858)	20,621	1,005	13,336
From stage 3 to stage 1 or 2	1,534	1,211	48	(34,594)	(688)	(32,489)
Changes without inter-stage transfers	146,339	(173,836)	9,800	(4,050)	396	(21,351)
New originated financial assets	560,765	174,281	5,905	1,845	—	742,796
Reimbursements	(332,896)	(456,843)	(3,182)	(7,148)	—	(800,069)
Write-offs	—	—	—	(34)	—	(34)
Foreign exchange difference	11,555	5,673	79	—	—	17,307
Inflation adjustment	(138,435)	(71,832)	(4,390)	27,435	(159)	(187,381)

Balances as of 09.30.20	870,068	276,152	20,904	3,252	740	1,171,116

48.	Restrictions to the payment of dividends

Pursuant to the provisions in the regulation in force issued by the BCRA, financial institutions shall apply an annual 20% of the year’s profits to increase legal reserves.

Furthermore, pursuant to the requirements of General Resolution No. 622 issued by the CNV, the Shareholders’ Meeting considering the financial statements with accumulated gains shall specifically provide for the allocation thereof.

Specifically, the mechanism to be followed by financial institutions to assess distributable balances is defined by the BCRA through the regulations in force on the “Distribution of earnings”, provided that there are no records of financial assistance from that entity due to illiquidity or shortfalls as regards minimum capital requirements or minimum cash requirements, and other sort of penalties imposed by specific regulators, which are deemed to be material, and/or where no corrective measures had been implemented, among other conditions.

It is worth noting that, on September 20, 2017, the BCRA issued Communication “A” 6327, which provides that financial institutions shall not distribute earnings generated by first application of FRS, and shall create a special reserve which may only be reversed for capitalization or to absorb potential losses of the item “Unappropriated retained earnings”.

In addition, the Group shall maintain a minimum capital after the proposed distribution of earnings.

On August 30, 2019 and January 31, 2020, the BCRA issued Communication “A” 6768 and Communication “A” 6886 setting forth that, effective since August 30, 2019, financial institutions shall be required to have the BCRA’s previous authorization to distribute profits.

Finally, by means of Communication “A” 6939 released on March 19, 2020, the BCRA suspended the distribution of profits by financial institutions until June 30, 2020. Such suspension was subsequently extended until December 31, 2020 by means of Communication “A” 7035 dated June 4, 2020.

49.	Restricted assets

As of September 30, 2020 and December 31, 2019, the Group has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2023 in the amount of 25,812 and Argentine Treasury Bonds adjusted by CER in pesos maturing in 2024 in the amount of 61,050 as of September 30, 2020, Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 101,266, Treasury Bonds in pesos maturing on July 31, 2020 in the amount of 132,072 as of December 31, 2019, respectively, as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

b)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 14,538,796 and 7,243,719 as of September 30, 2020 and December 31, 2019, respectively.

50.	Deposits guarantee regime

The Entity is included in the Deposits Guarantee Fund Insurance System of Law No. 24485, Regulatory Decrees No. 540/95, No. 1292/96, No. 1127/98 and No. 30/18 and Communication “A” 5943 issued by the BCRA

That law provided for the incorporation of the company “Seguros de Depósitos Sociedad Anónima” (SEDESA) for the purpose of managing the Deposits Guarantee Fund (DGF), the shareholders of which, pursuant to the changes introduced by Decree No. 1292/96, will be the BCRA with at least one share and the trustees of the trust with financial institutions in the proportion determined by the BCRA for each, based on their contributions to the DGF.

In August 1995, that company was incorporated, and the Entity has a 10.038% share of the corporate stock.

The Deposits Guarantee Insurance System, which is limited, mandatory and for valuable consideration, has been created for the purpose of covering bank deposit risks in addition to the deposits privileges and protection system set forth by the Financial Institutions Law.

The guarantee covers the refund of the principal paid plus interest accrued up to the date of revocation of the authorization to operate or until the date of suspension of the entity by application of Section 49 of the Articles of Organization of the BCRA, if this measure had been adopted previously, without exceeding the amount of four hundred and fifty thousand pesos. For transactions in the name of two or more people, the guarantee shall be distributed on a pro-rata basis among them. In no case shall the total guarantee per person exceed the aforementioned amount, regardless of the number of accounts and/or deposits.

In addition, it is set forth that financial institutions shall make a monthly contribution to the DGF an amount equivalent to 0.015% of the monthly average of daily balances of the items listed in the related regulations.

As of September 30, 2020 and 2019, the contributions to the Fund have been recorded in item “Other operating expenses—Contributions to the deposits guarantee fund” in the amounts of 459,987 and 576,348, respectively.

On February 28, 2019, the Argentine Central Bank issued Communication “A” 6654 setting forth an increase in the guarantee from pesos 450,000 (four hundred and fifty thousand) to pesos 1,000,000 (one million), effective March 1, 2019. In addition, on April 16, 2020, the Argentine Central Bank issued Communication “A” 6973 increasing such amount to pesos 1,500,000 (one million five hundred thousand), effective May 1, 2020.

51.	Minimum cash and minimum capital requirements

51.1 Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	09.30.20	12.31.19
Balances at the BCRA
Argentine Central Bank (BCRA) – current account—not restricted	89,168,681	131,040,981
Argentine Central Bank (BCRA) – special guarantee accounts – restricted (Note 14)	2,551,791	3,458,186
Argentine Central Bank (BCRA) – social security special accounts—restricted	402,646	—

	92,123,118	134,863,167

Argentine Treasury Bond in pesos at fixed rate due on 11-21-2020	8,702,158	8,927,351
Argentine Treasury Bond in pesos at 22% fixed rate due on 05-21-2022	4,860,250	—
Liquidity Bills – B.C.R.A.	92,869,310	40,430,119

TOTAL	198,554,836	184,220,637

It should be noted that the balances disclosed are the ones reported by the Bank.

51.2 Minimum capital requirements

The regulatory breakdown of minimum capitals is as follows at the above-mentioned date:

Minimum capital requirements	09.30.20	06.30.19
Credit risk	24,808,293	25,289,947
Operational risk	8,461,243	7,610,710
Market risk	278,477	457,007

Paid-in	93,212,018	62,386,455

Surplus	59,664,005	29,028,791

52.	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and cash contra-account

According to CNV’s General Resolution No. 622/13, as amended by CNV’s General Resolution No. 821/19, the minimum shareholders’ equity required to operate as “Settlement and Clearing Agent—Comprehensive” shall the equivalent to four hundred seventy thousand three hundred and fifty (470,350) Acquisition Value Units (UVA) to be adjusted by the Stabilization Coefficient (CER), Law No. 25,827. As regards the cash contra-account, the amount to be paid-in shall be a minimum of fifty percent (50%) of the minimum shareholders’ equity.

The amount mentioned above as cash contra-account includes Argentine Treasury Bonds adjusted by CER due 2024 deposited with the account opened at Caja de Valores S.A., named “Depositor 1647 Brokerage Account 5446483 BBVA Banco Francés minimum cash contra-account”. As of September 30, 2020 and December 31, 2019, the Bank’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

Likewise, the subsidiary BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, as Mutual Funds Management Agent, met the CNV minimum cash contra-account requirements with 2,792,293 shares of FBA Renta Pesos Fondo Común de Inversión, in the amount of 42,426, through custody account No. 493-0005459481 at BBVA Banco Francés S.A. As of September 30, 2020 and December 31, 2019, the company’s Shareholders’ Equity exceeds the minimum amount imposed by the CNV.

In addition, pursuant to the requirements of General Resolution No. 792 issued by the CNV on April 30, 2019, and effective as of the end of fiscal year ended December 31, 2019, mutual fund management companies’ minimum shareholders’ equity will be comprised by 150,000 UVAs plus 20,000 UVAs, per each additional mutual fund under management. As concerns the cash contra-account, the amount to be paid shall be equal to no less that fifty per cent (50%) of minimum shareholders’ equity.

53.	Compliance with the provisions of the Argentine Securities Commission – documentation

The CNV issued General Resolution No. 629 on August 14, 2014 to introduce changes to its own rules governing the maintenance and safekeeping of corporate books, accounting records and business documentation. In this respect, it is reported that the Bank keeps the documentation that supports its operations for the periods still open to audit for safekeeping in Administradora de Archivos S.A. (AdeA), domiciled at Ruta 36 Km, 31,5 of Florencio Varela, Province of Buenos Aires.

In addition, it is informed that a detail of the documentation delivered for safekeeping, as well as the documentation referred to in Art. 5. a.3), Section I of Chapter V of Title II of the CNV rules is available at the Bank’s registered office (2013 consolidated text and amendments).

54.	Trust activities

On January 5, 2001, the Board of Directors of BCRA issued Resolution No. 19/2001, providing for the exclusion of Mercobank S.A.’s senior liabilities under the terms of section 35 bis of the Financial Institutions Law, the authorization to transfer the excluded assets to the Bank as trustee of the Diagonal Trust, and the authorization to transfer the excluded liabilities to beneficiary banks. Also, on the mentioned date, the agreement to set up the Diagonal Trust was subscribed by Mercobank S.A. as Settler and the Bank as Trustee in relation to the exclusion of assets as provided in the above-mentioned resolution. As of September 30, 2020 and December 31, 2019, the assets of Diagonal Trust amount to 2,427 and 2,968, respectively, considering its recoverable value.

In addition, the Entity in its capacity as Trustee in the Corp Banca Trust recorded the selected assets on account of the redemption in kind of participation certificates in the amount of 4,177 and 5,108 as of September 30, 2020 and December 31, 2019, respectively.

In addition, the Entity acts as a Trustee in 12 non-financial trusts, in no case as personally liable for the liabilities assumed in the performance of the contract obligations. Such liabilities will be settled with and up to the full amount of the trust assets and the proceeds therefrom. The non-financial trusts concerned were set up to manage assets and/or secure the receivables of several creditors (beneficiaries) and the trustee was entrusted the management, care, preservation and custody of the corpus assets until (i) noncompliance with the obligations by the debtor (settler) vis-a-vis the creditors (beneficiaries) are verified, when such assets will be sold and the proceeds therefrom will be distributed (net of expenses) among all beneficiaries, the remainder (if any) shall be delivered to the settler, or (ii) all contract terms and conditions are complied with, in which case all the trust assets will be returned to the settler or to whom it may be indicated. The trust assets totaled 338,905 and 364,350 as of September 30, 2020 and December 31, 2019, respectively, and consist of cash, creditors’ rights, real estate and shares.

55.	Mutual funds

As of September 30, 2020 and December 31, 2019, the Entity holds in custody, as Custodian Agent of Mutual Funds managed by BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión, time deposit certificates, shares, corporate bonds, government securities, mutual funds, deferred payment checks, BCRA instruments, Buenos Aires City Government Bills, ADRS, Buenos Aires Province Government Bills and repos in the amounts of 41,112,645 and 92,855,617, which are part of the mutual fund portfolio and are recorded in debit balance memorandum accounts “Control – Other”.

The Mutual Fund assets are as follows:

MUTUAL FUNDS	09.30.20	12.31.19
FBA Renta Pesos	95,840,836	47,851,376
FBA Ahorro Pesos	818,519	565,462
FBA Horizonte	728,435	967,226
FBA Calificado	495,947	578,340
FBA Acciones Argentinas	454,484	433,336
FBA Renta Fija Dólar Plus	452,911	879,250
FBA Acciones Latinoamericanas	370,248	673,893
FBA Renta Fija Dólar	347,445	575,314
FBA Bonos Argentina	306,792	303,825
FBA Bonos Globales	200,002	246,814
FBA Renta Fija Plus	60,091	64,501
FBA Renta Mixta	38,997	21,638
FBA Horizonte Plus	36,331	94,269
FBA Retorno Total I	30,281	34,810
FBA Gestión I	25,847	28,326
FBA Renta Pública I	1,530	1,692
FBA Renta Fija Local	1,529	1,692
FBA Bonos Latam	—	388,491
FBA Retorno Total II	—	103,948
FBA Brasil I	—	101,465
FBA Renta Pública II	—	883

	100,210,225	53,916,551

The subsidiary BBVA Asset Management Argentina S.A. acts as a mutual fund’s manager, authorized by the CNV, which registered that company as a mutual funds management agent under No. 3 under Provision 2002 issued by the CNV on August 7, 2014.

56.	Penalties and administrative proceedings instituted by the BCRA

According to the requirements of Communication “A” 5689, as amended, issued by the BCRA, below is a detail of the administrative and/or disciplinary penalties as well as the judgements issued by courts of original jurisdiction in criminal matters, enforced or brought by the BCRA of which the Entity has been notified:

Administrative proceedings commenced by the BCRA

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on February 22, 2008 and identified under No. 3511, File No. 100194/05, on grounds of a breach of the Criminal Foreign Exchange Regime as a result of the purchase and sale of US Dollars through the BCRA in excess of the authorized amounts. These totaled 44 transactions involving the Bank’s branches 099, 342, 999 and 320. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) two Territory Managers, (ii) four Branch Managers, (iii) four Heads of Back-Office Management and (iv) twelve cashiers. On August 21, 2014, the court acquitted the individuals/entities above from all charges. The General Attorney’s Office filed an appeal and Room A of the Appellate Court with jurisdiction over Criminal and Economic Matters confirmed the Bank’s and the involved officers’ acquittal from all charges. The General Attorney’s Office filed an Extraordinary Appeal, which was granted and, as of the date of these financial statements, is being heard by the Supreme Court of Justice. The case is set for entering judgment.

•

“Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on December 1, 2010 and identified under No. 4539, File No. 18398/05 where charges focus on fake foreign exchange transactions, through false statements upon processing thereof, carried out by personnel from five branches in Mar del Plata, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A., the five regular members of the Board of Directors and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Retail Bank Manager, (ii) the Territory Manager, (iii) the Area Manager, (iv) a commercial aide to the Area Manager, (v) five Branch Managers, (vi) four Heads of Back-Office Management, (vii) five Main Cashiers and (viii) one cashier. To date, the case is being heard by Federal Court No. 3, Criminal Division of the City of Mar del Plata, under File No. 16377/2016. On June 21, 2017, the court sought to obtain further evidence on its own initiative ordering that a court letter should be sent to the BCRA for it to ascertain if the rules governing the charges brought in the Case File No. 18398/05 Proceedings No. 4539 have been subject to any change. The BCRA answered the request from the Court, stating that noncompliance with the provisions of Communication “A” 3471 would not currently be subject to any change that may imply a lesser offense. On September 30, 2019, the court of original jurisdiction rendered judgment against the Bank for its involvement in the transaction imposing a fine of US$ 592,000, while imposing the following fines to the following individuals involved:

-	Pablo Bistacco and Graciela Alonso—US$ 61,000

-	Nestor Bacquer and Hugo Benzan—US$ 76,831 and Euros 9,000

-	Mariela Espinosa and Mario Fioritti—US$ 59,800 and Euros 11,500

-	Liliana Paz and Alberto Gimenez—US$ 296,000 and Euros 28,000

-	Jorge Elizalde and Elizabeth Mosquera—US$ 9,135

-	Carlos Barcellini—US$ 4,000

-	Carlos Alfonso—US$ 4,000

-	Samuel Alaniz—US$ 4,000

-	Julian Burgos—US$ 4,000

The Bank is jointly and severally liable for the aforementioned fines. The Bank’s Directors Jorge Carlos Bledel, Javier D. Ornella, Marcelo Canestri and Oscar Castro, and Territory Managers Oscar Fantacone and Jorge Allen were acquitted from all charges.

An appeal was filed on behalf of Banco BBVA Argentina S.A. and its employees asking for the reversal of the decision or otherwise significant reductions of the amounts involved.

The case was filed with the Federal Appellate Court of Mar del Plata, Criminal department, and is awaiting judgment.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for Foreign Exchange Offense initiated by the BCRA notified on July 26, 2013 and identified under No. 5406, File No. 100443/12 where charges focus on fake foreign exchange transactions through false statements upon processing thereof carried out incurred by personnel in Branch 087—Salta -, which would entail failure to comply with the client identification requirements imposed by foreign exchange rules and regulations through Communication “A” 3471, Paragraph 6. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and the following Bank officers who served in the capacities described below at the date when the breaches were committed: (i) the Branch Manager (ii) the Back Office Management Head, (iii) the Main Cashier and (iv) two cashiers. The trial period came to a close and the BCRA must send the file to Salta’s Federal Court. As of the date hereof, the case file has not been filed in court.

•

“BBVA Banco Francés S.A. over breach of Law 19359”. Administrative Proceedings for foreign exchange offense initiated by the BCRA, notified on December 23, 2015 and identified under No. 6684, File No. 100068/13. The proceedings were brought for allegedly having completed operations under Code 631 “Professional and technical business services” for ROCA ARGENTINA S.A. against the applicable exchange regulations (Communications “A” 3471, “A” 3826 and “A” 5264), involving the incomplete verification of the services provided. The individuals/entities subject to these proceedings were Banco BBVA Argentina S.A. and two of the Entity’s officers holding the positions described below: (i) the Foreign Trade Manager and (ii) an officer of the Area. The BCRA has decided that the trial period has come to an end. The case is being heard by Federal Court No. 2, in Lomas de Zamora, Province of Buenos Aires, Criminal Division, under File No. 39130/2017. On October 26, 2017, the Entity filed a request for retroactive application of the most favorable criminal law, as through Communication “A” 5264, whereby the restriction on foreign trade transactions was removed, the payment of services abroad was reinstated

The Group and its legal advisors estimate that a reasonable interpretation of the applicable regulations in force was made and do not expect an adverse financial impact from these cases.

57.	Accounting records

As of the date of these consolidated condensed interim financial statements, and as a consequence of the subsequent social distancing measures the Argentine Government has been mandating since March 19, 2020 in the wake of the global pandemic unleashed by the COVID-19 described in Note 1.3., these consolidated condensed interim financial statements and the financial statements published in the periods ended in March and June 2020, are pending transcription into the Financial Statements for Reporting Purposes book, while the accounting entries corresponding to January through September 2020 are in the process of being transcribed to the Journal.

58.	Subsequent events

Play Digital S.A.

On October 15, 2020, a new General Extraordinary Shareholders’ Meeting was held whereby it was resolved that new banks join as sponsors, in addition to the ones already existing. as mentioned in Note 17. As a result, the Bank’s equity interest in Play Digital S.A. went from 25% to 18.1585%, totaling a contribution of 163,401 and a nominal value in pesos of 155,648,720.

General Extraordinary Shareholders’ Meeting held on November 20, 2020

The General Extraordinary Shareholders’ Meeting held on the date referred to above resolved:

- the partial reversal of the optional reserve for future distribution of profits in the amount of 12,000,000 and consideration of a supplementary dividend for the same amount, in order to increase the dividend in cash approved by the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020 of 2,500,000, all subject to the prior authorization of the Argentine Central Bank.

No other events or transactions have occurred between period end and the date of these financial statements which may significantly affect the Entity’s financial position or results of its operations as of September 30, 2020.

59.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting framework set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

Account	09.30.20	12.31.19
COMMERCIAL PORTFOLIO
Normal performance	87,517,453	91,953,740

Preferred collaterals and counter-guarantees “A”	768,261	335,512
Preferred collaterals and counter-guarantees “B”	364,591	864,924
No preferred collaterals and counter-guarantees	86,384,601	90,753,304
With special follow-up	1,918,663	2,379

Under observation	1,918,663	2,379
Preferred collaterals and counter-guarantees “B”	2,798	1,510
No preferred collaterals and counter-guarantees	1,915,865	869
Troubled	127,435	1,136,260

No preferred collaterals and counter-guarantees	127,435	1,136,260
With high risk of insolvency	352	334,495

Preferred collaterals and counter-guarantees “B”	—	195,892
No preferred collaterals and counter-guarantees	352	138,603
Uncollectible	342,983	3,434,184

Preferred collaterals and counter-guarantees “A”	9,926	12,138
Preferred collaterals and counter-guarantees “B”	161,163	12,818
No preferred collaterals and counter-guarantees	171,894	3,409,228

TOTAL	89,906,886	96,861,058

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO FINANCIAL PERFORMANCE

AND GUARANTEES RECEIVED CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

Account	09.30.20	12.31.19
CONSUMER AND HOUSING PORTFOLIO
Normal performance	170,105,178	151,170,811

Preferred collaterals and counter-guarantees “A”	77,936	56,956
Preferred collaterals and counter-guarantees “B”	25,093,784	26,290,189
No preferred collaterals and counter-guarantees	144,933,458	124,823,666
Low risk	1,169,190	2,801,256

Preferred collaterals and counter-guarantees “A”	—	1,158
Preferred collaterals and counter-guarantees “B”	48,987	419,288
No preferred collaterals and counter-guarantees	1,120,203	2,380,810
Low risk—with special follow-up	69,377	—

Preferred collaterals and counter-guarantees “B”	107	—
No preferred collaterals and counter-guarantees	69,270	—
Medium risk	715,347	2,197,302

Preferred collaterals and counter-guarantees “B”	79,800	120,661
No preferred collaterals and counter-guarantees	635,547	2,076,641
High risk	1,517,928	1,726,380

Preferred collaterals and counter-guarantees “A”	13	657
Preferred collaterals and counter-guarantees “B”	125,139	111,839
No preferred collaterals and counter-guarantees	1,392,776	1,613,884
Uncollectible	368,114	181,368

Preferred collaterals and counter-guarantees “B”	150,724	56,944
No preferred collaterals and counter-guarantees	217,390	124,424

TOTAL	173,945,134	158,077,117

TOTAL GENERAL	263,852,020	254,938,175

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	09.30.20		12.31.19
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	28,538,845	10.82%	26,663,064	10.46%
50 following largest customers	32,227,459	12.21%	29,653,688	11.63%
100 following largest customers	15,383,068	5.83%	16,860,096	6.61%
All other customers	187,702,648	71.14%	181,761,327	71.30%

TOTAL	263,852,020	100.00%	254,938,175	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2020

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	More than 24 months	TOTAL
Non-financial government sector	—	408	—	—	—	—	—	408
Financial sector	—	807,023	411,434	844,402	650,888	703,820	143,888	3,561,455
Non-financial private sector and residents abroad	2,692,975	113,221,496	33,826,094	29,622,565	32,201,063	29,100,369	41,234,617	281,899,179

TOTAL	2,692,975	114,028,927	34,237,528	30,466,967	32,851,951	29,804,189	41,378,505	285,461,042

(1)	These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	09.30.20		12.31.19
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	29,998,941	7.51%	13,299,284	3.70%
50 following largest customers	25,447,564	6.37%	20,826,568	5.79%
100 following largest customers	18,407,827	4.61%	16,404,370	4.56%
All other customers	325,752,367	81.51%	308,984,232	85.95%

TOTAL	399,606,699	100.00%	359,514,454	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

CONSOLIDATED WITH SUBSIDIARIES

AS OF SEPTEMBER 30, 2020

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Deposits	362,712,907	19,641,958	19,778,553	3,314,154	24,757	—	405,472,329
Non.-financial government sector	5,871,685	80,245	9	—	—	—	5,951,939
Financial sector	549,581	—	—	—	—	—	549,581
Non-financial private sector and residents abroad	356,291,641	19,561,713	19,778,544	3,314,154	24,757	—	398,970,809
Derivative instruments	35,896	—	—	—	—	—	35,896
Other financial liabilities	34,840,050	754,296	284,793	568,584	902,390	3,357,991	40,708,104
Financing received from the BCRA and other financial institutions	2,122,750	76,566	463,889	256,985	216,131	795,998	3,932,319
Corporate bonds issued	24,802	3,062,094	170,291	750,267	181,114	120,743	4,309,311

TOTAL	399,736,405	23,534,914	20,697,526	4,889,990	1,324,392	4,274,732	454,457,959

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

CONSOLIDATED WITH SUBSIDIARIES

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 AND FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

Accounts	Balances at the beginning of the year	Increases			Decreases
					Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 09.30.20
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,107,781	275,346	(1	)(3)	—	—	(212,011)	1,171,116
- For administrative, disciplinary and criminal penalties	6,114	—	(1)		—	—	(1,114)	5,000
- Provisions for reorganization	2,416,560	674,366	(1)		103,181	1,518,824	(404,986)	1,063,935
- Provisions for termination plans	78,563	27,572	(1)		—	—	(16,279)	89,856
- Other	9,534,186	719,800	(1	)(2)	12,601	278,946	(1,811,381)	8,151,058

TOTAL PROVISIONS	13,143,204	1,697,084			115,782	1,797,770	(2,445,771)	10,480,965

(1)	See Note 27.
(2)

Includes an increase of 11,751 corresponding to the subsidiary Consolidar Administradora de Fondos de Jubilaciones y Pensiones S.A. (undergoing liquidation proceedings) recorded in Administrative Expenses and an increase of 291 for reclassifications corresponding to BBVA Asset Management Argentina S.A.

(3)	Includes an increase of 8,015 corresponding to the exchange difference of foreign currency provisions for contingent commitments.

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS—ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH GROUP “A” SUBSIDIARIES

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 AND

FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.19	ECL for the following 12 months	FI with significant increases of credit risk	FI with credit impairment	Monetary income (loss) generated by allowances	Balances as of 09.30.20
Other financial assets	276,752	3,099	—	590	(53,896)	226,545
Loans and other financing	13,716,504	72,870	1,918,248	(2,433,772)	(2,614,168)	10,659,682
Other financial institutions	149,210	46,922	70,624	912	(28,499)	239,169
Non-financial private sector and residents abroad	13,567,294	25,948	1,847,624	(2,434,684)	(2,585,669)	10,420,513
Overdrafts	794,822	(181,252)	1,606,455	97,058	(354,976)	1,962,107
Instruments	1,119,448	200,210	(389,740)	(66,373)	(154,037)	709,508
Mortgage loans	173,311	(34,661)	21,724	(16,133)	(42,987)	101,254
Pledge loans	38,146	3,145	(15,410)	14,997	(6,772)	34,106
Consumer loans	1,654,473	(238,919)	(212,460)	(50,810)	(249,255)	903,029
Credit card loans	4,146,075	(491,688)	(73,777)	183,833	(639,665)	3,124,778
Financial leases	155,115	(21,440)	(29,237)	(35,277)	(19,359)	49,802
Other	5,485,904	790,553	940,069	(2,561,979)	(1,118,618)	3,535,929
Other debt securities	836	(645)	—	—	(108)	83
Contingent commitments	1,107,781	323,074	(49,711)	(22,647)	(187,381)	1,171,116

TOTAL ALLOWANCES	15,101,873	398,398	1,868,537	(2,455,829)	(2,855,553)	12,057,426

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS—ALLOWANCES FOR LOAN LOSSES

CONSOLIDATED WITH GROUP “B” SUBSIDIARIES

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 AND

FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

			Decreases
Accounts	Balances as of 12.31.19	Increases	Reversals	Monetary income (loss) generated by allowances	Balances as of 09.30.20
Loans and other financing	217,285	99,030	(15,866)	(45,981)	254,468
Non-financial private sector and residents abroad	217,285	99,030	(15,866)	(45,981)	254,468
Pledge loans	201,039	89,807	(14,154)	(38,179)	238,513
Financial leases	3,569	90	(1,282)	211	2,588
Other	12,677	9,133	(430)	(8,013)	13,367

TOTAL ALLOWANCES	217,285	99,030	(15,866)	(45,981)	254,468

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON THE REVIEW OF THE CONSOLIDATED CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires

Taxpayer identification number (CUIT) 30 -50000319 -3

Report on the financial statements

We have audited the accompanying consolidated condensed interim financial statements of Banco BBVA Argentina S.A. (the “Entity”) and its subsidiaries, which include the consolidated condensed statement of financial position as of September 30, 2020, the consolidated condensed statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the nine-month period then ended, Exhibits and selected explanatory notes.

Board of Directors’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation and fair presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”) and, particularly, for interim financial statements, on International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in Note 2. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Auditors’ responsibility and scope of the review

Our responsibility is to issue a conclusion on these consolidated condensed interim financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the consolidated condensed interim financial statements.

Opinion

Based on our review, nothing has come to our attention that causes us to conclude that the accompanying consolidated condensed interim financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in conformity with the accounting standards established by the BCRA, described in Note 2 to the consolidated financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the information disclosed in the accompanying consolidated condensed interim financial statements:

a)

As explained in Note 2 to the accompanying consolidated financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.

As explained in note 2.a), in accordance with Communication “A” 6847 issued by the BCRA, the Entity has applied the expected losses model set forth in section 5.5 of IFRS 9, excluding from its scope debt instruments of the nonfinancial public sector, Had the impairment model set forth in section 5.5 of IFRS 9 been applied, the Entity would have recorded a decrease in equity of $ 3,001,377 thousand and $ 4,415,774 thousand as of September 30, 2020 and December 31, 2019, respectively, Furthermore, in accordance with Communication “A” 6938, the BCRA postponed the application of the impairment model set forth in section 5.5 of IFRS 9 until the fiscal years commencing on or after January 1, 2021 for Group “B” entities (entities consolidated by the Entity), maintaining for them the impairment model set forth by the BCRA by means of Communication “A” 2950, as amended, which requires the recognition of allowances for loan losses according to minimum requirements set forth by the BCRA,

ii.

As explained in Notes 2.b) and 16, by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest were recorded in “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report of the Company prepared by an external professional. In addition, the valuation adjustment established by Memorandum No. 7/1019, issued on April 29, 2019 by BCRA, was deducted from such remaining ownership interest, The accounting criterion applied implies a departure from the provisions of IFRS 9 about the measurement of equity instruments at fair value,

iii.

As explained in Note 2.c), the financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions, and

iv.

As explained in Note 2.d), by means of Communication “A” 7014, the BCRA established that debt securities issued by the government sector received in exchange for other instruments should be measured at the carrying value of the instruments delivered in replacement. This treatment implies a deviation from the IFRS. Had the IFRS been applied, the effect would not have been significant.

b)

As indicated in note 5 to the accompanying consolidated financial statements, and by virtue of BCRA Communications “A” 6778 and 6651, as from January 1, 2020, the Entity has adopted the changes in its accounting policies derived from the implementation of IFRS 9 in order to recognize impairment of its financial assets, excluding debt instruments of the nonfinancial public sector, and IAS 29 for the purposes of presenting the financial statements stated in the reporting currency at period-end. Such changes are applied retroactively from January 1, 2019 as provided for by the regulatory authorities, which implies changes to the financial statements filed as of December 31, 2018, September 30, 2019 and December 31, 2019, for comparative purposes, as disclosed in such note.

Report on other legal and regulatory requirements

In compliance with legal provisions in force, we report that:

a)

The accompanying consolidated condensed interim financial statements are pending transcription into the Financial Statements for Publication Book and arise from the Company’s accounting records, which are also pending transcription into the Journal, considering the situation described in Note 57 to the condensed interim consolidated financial statements,

b)

As of September 30, 2020, as disclosed in Note 52 to the accompanying consolidated condensed interim financial statements, the Entity’s equity and its eligible assets exceed the minimum amounts required by the regulations of the Argentine Securities and Exchange Commission (CNV),

c)

We read the reporting summary (sections “Statement of financial position items”, “Statement of profit or loss items”, “Statement of cash flow items”, “Statistical data” and “Ratios”), and the additional information required by section 12 of Chapter III, Title IV of CNV regulations (compiled text), based on which, as far as it relates to our area of responsibility, we have no observations; and

d)

As of September 30, 2020, the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the Entity’s accounting records amounts to $265,736,462, no amounts being due as of that date.

City of Buenos Aires, November 24, 2020.

KPMG

Mauricio G. Eidelstein

Partner

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	Notes and Exhibits	09.30.20	12.31.19
ASSETS
Cash and deposits in banks	4	133,016,910	190,942,548
Cash		39,357,384	57,138,172
Financial institutions and correspondents		93,659,526	133,804,376
Argentine Central Bank (BCRA)		89,571,327	131,404,981
Other in the country and abroad		4,088,199	2,399,395
Debt securities at fair value through profit or loss	5 and Exhibit A	6,037,576	5,050,490
Derivatives	6	1,411,403	3,720,635
Repo transactions	7	18,998,682	—
Other financial assets	8	11,071,103	4,284,195
Loans and other financing	9	240,110,688	227,240,213
Non-financial government sector		408	559
Argentine Central Bank (BCRA)		—	21,284
Other financial institutions		6,397,898	8,111,682
Non-financial private sector and residents abroad		233,712,382	219,106,688
Other debt securities	10	105,815,072	55,247,528
Financial assets pledged as collateral	11	14,538,089	7,242,854
Investments in equity instruments	13 and Exhibit A	1,764,233	2,514,090
Investments in subsidiaries and associates	14	4,613,640	4,368,472
Property and equipment	15	30,100,505	31,840,826
Intangible assets	16	1,294,317	952,448
Deferred income tax assets		5,284,191	5,403,093
Other non-financial assets	17	5,923,351	5,071,533
Non-current assets held for sale	18	202,949	202,949

TOTAL ASSETS		580,182,709	544,081,874

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF FINANCIAL POSITION

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	Notes and Exhibits	09.30.20	12.31.19
LIABILITIES
Deposits	19 and Exhibit H	398,187,395	358,809,760
Non-financial government sector		5,928,657	3,593,008
Financial sector		610,064	225,811
Non-financial private sector and residents abroad		391,648,674	354,990,941
Liabilities at fair value through profit or loss	20	—	710,255
Derivatives	6	35,896	3,757,870
Other financial liabilities	21	38,075,339	34,511,510
Financing received from the BCRA and other financial institutions	22	579,718	4,210,624
Corporate bonds issued	23	2,025,605	5,858,583
Current income tax liabilities	12 a)	2,781,867	9,663,089
Provisions	Exhibit J	10,408,747	13,038,519
Other non-financial liabilities	24	23,411,132	20,145,882

TOTAL LIABILITIES		475,505,699	450,706,092

EQUITY
Share capital	26	612,710	612,710
Non-capitalized contributions		23,702,101	23,702,101
Capital adjustments		16,681,653	16,681,653
Reserves		88,759,153	53,591,353
Retained earnings		(29,037,627)	(20,510,816)
Other accumulated comprehensive income/(loss)		(5,069,659)	(10,093,963)
Income for the period		9,028,679	29,392,744

TOTAL EQUITY		104,677,010	93,375,782

TOTAL LIABILITIES AND EQUITY		580,182,709	544,081,874

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF INCOME

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(stated in thousands of pesos)

	Notes and Exhibits	Accumulated as of 09.30.20	Accumulated as of 09.30.19	Quarter from 07.01.20 to 09.30.20	Quarter from 07.01.19 to 09.30.19
Interest income	27	74,117,713	104,519,518	24,955,862	35,890,956
Interest expense	28	(23,962,654)	(45,678,657)	(8,993,081)	(14,646,633)

Net interest income		50,155,059	58,840,861	15,962,781	21,244,323

Commission income	29	18,568,008	19,884,073	6,101,606	6,618,659
Commission expenses	30	(10,415,007)	(12,329,786)	(3,242,279)	(4,420,418)

Net commission income		8,153,001	7,554,287	2,859,327	2,198,241

Net income from financial instruments at fair value through profit or loss	31	3,181,774	9,217,186	825,040	1,817,170
Net income (loss) from write-down of assets at amortized cost and at fair value through OCI	32	(6,357,337)	(59,568)	(3,988,287)	5,450
Foreign exchange and gold gains	33	4,643,192	9,693,580	1,628,379	5,394,396
Other operating income	34	3,983,209	14,492,127	1,534,529	1,598,691
Loan loss allowances		(5,512,914)	(11,511,038)	(893,069)	(6,885,563)

Net operating income		58,245,984	88,227,435	17,928,700	25,372,708

Personnel benefits	35	(13,594,938)	(14,972,828)	(4,494,549)	(5,126,572)
Administrative expenses	36	(12,327,473)	(12,165,823)	(4,291,091)	(4,799,378)
Depreciation and amortization	37	(2,656,922)	(3,198,831)	(827,645)	(1,054,327)
Other operating expenses	38	(8,818,873)	(19,375,791)	(2,555,380)	(4,681,767)

Operating income		20,847,778	38,514,162	5,760,035	9,710,664

Income from associates and joint ventures		404,753	434,697	21,173	111,532
Gain (loss) on net monetary position		(6,730,302)	(8,335,962)	(1,892,492)	(607,897)

Income before income tax		14,522,229	30,612,897	3,888,716	9,214,299

Income tax	12 b)	(5,493,550)	(8,121,185)	(1,054,421)	(1,465,185)

Income for the period		9,028,679	22,491,712	2,834,295	7,749,114

Notes and exhibits are an integral part of these separate financial statements.

EARNINGS PER SHARE

AS OF SEPTEMBER 30, 2020 AND 2019

(stated in thousands of pesos)

Accounts	09.30.20	09.30.19
Numerator:
Net income attributable to owners of the Parent	9,028,679	22,491,712
Net income attributable to owners of the Parent adjusted to reflect the effect of dilution	9,028,679	22,491,712
Denominator:
Weighted average of outstanding common shares for the period	612,708,973	612,659,638
Weighted average of outstanding common shares for the period adjusted to reflect the effect of dilution	612,708,973	612,659,638
Basic earnings per share (stated in thousands of pesos)	14.7357	36.7116
Diluted earnings per share (stated in thousands of pesos) (1)	14.7357	36.7116

(1)	Since Banco BBVA Argentina S.A. has not issued financial instruments with a dilutive effect on earnings per share, basic and diluted earnings per share are the same.

SEPARATE STATEMENT OF OTHER COMPREHENSIVE INCOME

FOR THE NINE-MONTH INTERIM PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(stated in thousands of pesos)

	Accumulated as of 09.30.20	Accumulated as of 09.30.19	Quarter from 07.01.20 to 09.30.20	Quarter from 07.01.19 to 09.30.19
Income for the period	9,028,679	22,491,712	2,834,295	7,749,114
Other comprehensive income components to be reclassified to income/(loss) for the period:
Share in Other Comprehensive Income from associates and joint ventures at equity method
Income/(loss) on the Share in OCI from associates and joint ventures at equity method	(42,081)	(90,140)	(3,080)	(31,334)

	(42,081)	(90,140)	(3,080)	(31,334)

Profit or losses from financial instruments at fair value through OCI
Income for the period on financial instruments at fair value through OCI	898,078	(13,461,090)	(1,639,490)	(9,937,589)
Reclassication adjustment for the period	6,357,337	59,568	3,988,288	(5,449)
Income tax	(2,176,623)	4,021,874	(704,638)	2,988,219

	5,078,792	(9,379,648)	1,644,160	(6,954,819)

Other comprehensive income components not to be reclassified to income/(loss) for the period:
Income or loss on equity instruments at fair value through OCI (IFRS 9, paragraph 5.7.5)
Income/(loss) for the period on equity instruments at fair value through OCI	(17,724)	(4,726)	(346)	(17,701)
Income tax	5,317	—	104	—

	(12,407)	(4,726)	(242)	(17,701)

Total Other Comprehensive Income for the period	5,024,304	(9,474,514)	1,640,838	(7,003,854)

Total Comprehensive Income	14,052,983	13,017,198	4,475,133	745,260

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE CONDENSED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(stated in thousands of pesos)

	2020									2019
	Share capital	Non-capitalized contributions		Other comprehensive income		Retained earnings
Transactions	Outstanding shares	Share premium	Adjustments to equity	Losses on financial instruments at fair value through OCI	Other	Legal reserve	Optional reserve	Unappropriated retained earnings	Total	Total
Restated balances at the beginning of the year	612,710	23,702,101	16,681,653	(10,146,976)	53,013	12,652,201	40,939,152	10,622,595	95,116,449	81,601,428
Impact of the implementation of the financial reporting framework established by the BCRA - IFRS 9, paragraph 5.5. (See Note 5.2.c. to the consolidated interim financial statements)	—	—	—	—	—	—	—	(1,740,667)	(1,740,667)	(258,993)

Adjusted balance at the beginning of the year	612,710	23,702,101	16,681,653	(10,146,976)	53,013	12,652,201	40,939,152	8,881,928	93,375,782	81,342,435

Total comprehensive income for the period
- Income for the period	—	—	—	—	—	—	—	9,028,679	9,028,679	22,491,712
- Other comprehensive income for the period	—	—	—	5,078,792	(54,488)	—	—	—	5,024,304	(9,474,514)
- Distribution of Unappropriated retained earnings as per Shareholders’ Resolution dated May 15, 2020 and April 24, 2019
Legal reserve	—	—	—	—	—	7,583,911	—	(7,583,911)	—	—
Cash dividends (1)	—	—	—	—	—	—	(2,751,755)	—	(2,751,755)	(3,916,026)
Optional reserve	—	—	—	—	—	—	30,335,644	(30,335,644)	—	—

Balances at fiscal period-end	612,710	23,702,101	16,681,653	(5,068,184)	(1,475)	20,236,112	68,523,041	(20,008,948)	104,677,010	90,443,607

(1)	It represents $ 4.49 per share.

Notes and exhibits are an integral part of these separate financial statements.

SEPARATE STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(stated in thousands of pesos)

Accounts	09.30.20	09.30.19
Cash flows from operating activities
Income before Income Tax	14,522,229	30,612,897
Adjustment for total monetary income for the period	6,730,302	8,335,962
Adjustments to obtain cash flows from operating activities:	819,416	(4,342,329)
Depreciation and amortization	2,656,922	3,198,831
Loan loss allowance	5,512,914	11,511,038
Effect of foreign exchange changes on cash and cash equivalents	(7,896,790)	(22,079,530)
Income/(loss) from sale of Prisma Medios de Pagos S.A.	—	(4,672,744)
Other adjustments	546,370	7,700,076
Net increases from operating assets:	(162,301,540)	(98,865,547)
Debt securities at fair value through profit or loss	(1,007,539)	4,495,125
Derivatives	2,309,232	(2,409,280)
Repo transactions	(18,998,682)	6,514,902
Loans and other financing	(65,831,110)	(25,951,201)
Non-financial government sector	151	(525)
Other financial institutions	(3,898,576)	4,103,124
Non-financial private sector and residents abroad	(61,932,685)	(30,053,800)
Other debt securities	(57,863,435)	(78,215,215)
Financial assets pledged as collateral	(8,825,033)	(5,371,831)
Investments in equity instruments	314,562	(3,006,432)
Other assets	(12,399,535)	5,078,385
Net increases from operating liabilities:	122,887,353	39,134,667
Deposits	115,114,608	31,764,347
Non-financial government sector	2,335,649	1,875,217
Financial sector	1,021,001	900,667
Non-financial private sector and residents abroad	111,757,958	28,988,463
Liabilities at fair value through profit or loss	(710,255)	(652,425)
Derivatives	(3,721,974)	4,662,295
Repo transactions	—	(26,941)
Other liabilities	12,204,974	3,387,391
Income tax paid	(12,240,041)	(1,241,700)

Total cash flows used in operating activities	(29,582,281)	(26,366,050)

SEPARATE STATEMENT OF CASH FLOWS

FOR THE NINE-MONTH PERIODS ENDED SEPTEMBER 30, 2020 AND 2019

(stated in thousands of pesos)

Accounts	09.30.20	09.30.19
Cash flows from investing activities
Payments:	(1,599,108)	(2,462,830)
Purchase of property and equipment, intangible assets and other assets	(1,553,923)	(2,462,830)
Other payments related to investing activities	(45,185)	—
Collections:	570,799	3,211,032
Sale of investments in equity instruments	—	3,047,644
Other collections related to investing activities	570,799	163,388

Total cash flows (used in)/generated by investing activities	(1,028,309)	748,202

Cash flows from financing activities
Payments:	(5,393,145)	(6,820,179)
Dividends	—	(3,916,026)
Non-subordinated corporate bonds	(4,169,260)	(2,202,242)
BCRA	(1,251)	—
Financing from local financial institutions	(524,514)	—
Leases	(698,120)	(701,911)
Collections:	204,643	4,008,223
Non-subordinated corporate bonds	204,643	2,858,008
BCRA	—	852
Financing from local financial institutions	—	1,149,363

Total cash flows used in financing activities	(5,188,502)	(2,811,956)

Effect of exchange rate changes on cash and cash equivalents balances	7,896,790	22,079,530
Gain/loss on net monetary position of cash and cash equivalents	(30,023,336)	(51,851,830)

Total changes in cash flows	(57,925,638)	(58,202,104)

Restated cash and cash equivalents at the beginning of the year (Note 4)	190,942,548	186,431,366

Cash and cash equivalents at fiscal period-end (Note 4)	133,016,910	128,229,262

Notes and exhibits are an integral part of these separate financial statements.

NOTES TO THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2020

(Stated in thousands of pesos)

1.	Basis for the preparation of the separate financial statements

As mentioned in Note 2 to the consolidated condensed interim financial statements, Banco BBVA Argentina S.A. (the “Bank”) presents consolidated financial statements in accordance with the financial reporting framework set forth by the Argentine Central Bank (BCRA).

These financial statements of the Bank are supplementary to the consolidated condensed interim financial statements mentioned above, and are intended for the purposes of complying with legal and regulatory requirements.

2.	Criteria for the preparation of the financial statements

These condensed interim financial statements as of September 30, 2020 and for the nine-month period ended on that date were prepared in accordance with the regulations issued by the BCRA which provide that financial institutions under its supervision shall be required to present financial statements prepared pursuant to International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial public sector which were temporarily excluded from the scope of such standard. If the Entity had applied the impairment model established in paragraph 5.5. of IFRS 9, its shareholders’ equity as of September 30, 2020 and December 31, 2019 would have been reduced by 3,001,377 and 4,415,774, respectively, net of the deferred tax effect.

In addition, on March 19, 2020, the BCRA issued Communication “A” 6938 deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2021 for Group “B” entities (the Entity’s subsidiaries), which would remain subject to the impairment model established by the BCRA through Communication “A” 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recorded under “Investments in Equity Instruments” as of September 30, 2020 and December 31, 2019 (see Note 16 to the consolidated interim financial statements).

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be given to uncertain tax positions. Had the IFRS treatment regarding uncertain tax positions been applied, liabilities would have decreased by 5,447,078 and 6,661,166 as of September 30, 2020 and December 31, 2019, respectively.

d)	Registration of exchanged debt securities of the government sector

By means of Communication “A” 7014, the BCRA mandated that debt securities issued by the government sector received in exchange for other instruments should be measured at the carrying value of the instruments delivered in replacement on such date (See Note 6.2 to the consolidated interim financial statements). According to the IFRS, these instruments should be accounted for at fair value recognizing in profit or loss the difference with the carrying value of the instruments delivered. Had the IFRS been applied, the effect would not have been significant.

As stated in Note 2 to the consolidated financial statements, the above mentioned circumstances result in a departure from the IFRS which has a significant impact and may distort the information provided in these separate financial statements.

Since the current reporting period is an interim period, the Bank has opted for presenting condensed information, in accordance with the guidelines set forth in IAS 34 “Interim financial information”. Accordingly, these interim financial statements do not include all the information required for full annual financial statements prepared under IFRS. Therefore, these financial statements should be read jointly with the financial statements as of December 31, 2019. However, these financial statements contain notes describing the events and transactions deemed material to understand the changes in the Entity’s financial position subsequent to December 31, 2019.

Likewise, these separate financial statements contain the additional information and exhibits required by the BCRA through Communication “A” 6324.

To avoid duplication of information already provided, we refer to the consolidated financial statements regarding:

•	Functional and presentation currency (Note 3 to the consolidated condensed interim financial statements)

•	Accounting judgment and estimates (Note 4 to the consolidated condensed interim financial statements)

•	Significant accounting policies (Note 5 to the consolidated condensed interim financial statements), except for the measurement of ownership interests in subsidiaries.

•	IFRS issued but not yet effective for Financial Institutions (Note 6 to the consolidated condensed interim financial statements)

•	Provisions (Note 27 to the consolidated condensed interim financial statements)

•	Fair values of financial instruments (Note 43 to the consolidated condensed interim financial statements)

•	Segment reporting (Note 44 to the consolidated condensed interim financial statements)

•	Subsidiaries (Note 45 to the consolidated condensed interim financial statements)

•	Deposits guarantee regime (Note 50 to the consolidated condensed interim financial statements)

•	Compliance with the provisions of the Argentine Securities Commission – minimum shareholders’ equity and liquid assets (Note 52 to the consolidated condensed interim financial statements)

•	Trust activities (Note 54 to the consolidated condensed interim financial statements)

•	Mutual funds (Note 55 to the consolidated condensed interim financial statements)

•	Penalties and administrative proceedings initiated by the BCRA (Note 56 to the consolidated condensed interim financial statements)

•	Accounting records (Note 57 to the consolidated condensed interim financial statements)

•	Subsequent events (Note 58 to the consolidated condensed interim financial statements)

3.	Significant accounting policies

Except as described in Note 5 to the consolidated condensed interim financial statements, the Bank has consistently applied the accounting policies described in Note 5 to the consolidated financial statements as of December 31, 2019, in all the periods presented in these financial statements.

Investments in subsidiaries

Subsidiaries are all the entities controlled by the Bank. The Bank owns a controlling interest in an entity when it is exposed to, or has rights over, the variable returns from its interest in the company, and has the power to affect the changes in such yields. The Bank reevaluates if its control is maintained when there are changes in any of the conditions mentioned.

Interests in Subsidiaries are measured using the equity method. They are initially recognized at cost, which includes transaction costs. After initial recognition, the financial statements include the Bank’s share in profit or loss and OCI of investments accounted for using the equity method, until the date when the significant control, influence or joint control cease.

The interim financial statements as of September 30, 2020 of the subsidiaries BBVA Asset Management Argentina S.A., and Consolidar Administradora de Jubilaciones y Pensiones S.A. (under liquidation proceedings) were adjusted considering the financial reporting framework set forth by the BCRA in order to present information on an homogeneous basis.

The financial statements of Rombo Compañía Financiera S.A., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. were prepared considering the financial reporting framework set forth by the BCRA for Group “B” financial institutions, which does not consider the model set forth in paragraph 5.5 “Impairment” of IFRS 9 until the fiscal years beginning on or after January 1, 2021 as stated in note 2 to these financial statements.

4.	Cash and deposits in banks

	09.30.20	12.31.19
BCRA - Current account	89,571,327	131,404,981
Cash	39,357,384	57,138,172
Balances with other local and foreign institutions	4,088,199	2,399,395

TOTAL	133,016,910	190,942,548

5.	Debt securities at fair value through profit or loss

	09.30.20	12.31.19
BCRA Bills	5,756,121	4,872,592
Government securities	165,715	63,432
Private securities - Corporate bonds	115,740	114,466

TOTAL	6,037,576	5,050,490

6.	Derivatives

In the ordinary course of business, the Bank carried out foreign currency forward transactions with daily or upon-maturity settlement of differences, with no delivery of the underlying asset and interest rate swap transactions. These transactions do not qualify as hedging pursuant to IFRS 9 - “Financial Instruments”.

The aforementioned instruments are measured at fair value and were recognized in the Statement of financial position in the item “Derivative instruments” and changes in fair values were recognized in the Statement of Income in the item “Net income from measurement of financial instruments at fair value through profit or loss”.

As of September 30, 2020, the Bank has accounted for premiums from put options taken in respect of the Bank’s right to sell its equity interest in Prisma Medios de Pago S.A. to the buyer as of December 30, 2021. Such equity interest was measured at fair value, as calculated by management in reliance of a report prepared by independent appraisers (Note 43 to the consolidated condensed interim financial statements).

As of the same date, the Bank has premiums from call options taken and premiums from call options offered. Both of them were made with BBVA Madrid on September 23, and are due on December 18, 2020. They are valued at their fair value as of September 30, 2020.

Breakdown is as follows:

Assets

	09.30.20	12.31.19
Debit balances linked to foreign currency forwards pending settlement in pesos	702,132	2,882,957
Premiums from call options taken - Prisma Medios de Pago S.A.	685,000	837,678
Debit balances linked to interest rate swaps - floating rate for fixed rate	14,542	—
Premiums from call options taken	9,729	—

TOTAL	1,411,403	3,720,635

Liabilities

	09.30.20	12.31.19
Credit balances linked to foreign currency forwards pending settlement in pesos	32,653	3,578,856
Credit balances linked to interest rate swaps - floating rate for fixed rate	2,833	179,014
Premiums from call options offered	410	—

TOTAL	35,896	3,757,870

The notional amounts of the forward transactions and foreign currency forwards, stated in US Dollars (US$) and euros, as applicable, as well as the base value of interest rate swaps are reported below.

	09.30.20	12.31.19
Foreign currency Forwards
Foreign currency forward purchases - US$	817,951	618,497
Foreign currency forward purchases - Euros	—	35
Foreign currency forward sales - US$	846,241	620,956
Foreign currency forward sales - Euros	5,321	1,804
Interest rate swaps
Fixed rate for floating rate (1)	566,670	1,500,050
Floating rate for fixed rate	—	92,463

(1)	Floating rate: Badlar Rate, interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

7.	Repo transactions

Breakdown is as follows:

Reverse repurchase transactions

	09.30.20	12.31.19
Amounts receivable for reverse repurchase transactions of BCRA Bills with the BCRA	18,998,682	—

TOTAL	18,998,682	—

8.	Other financial assets

Breakdown of other financial assets is as follows:

	09.30.20	12.31.19
Measured at amortized cost
Financial debtors from spot transactions pending settlement	5,660,908	310,030
Other receivables	3,098,050	1,605,154
Receivables from sale of ownership interest in Prisma Medios de Pago S.A.	2,311,348	2,378,201
Non-financial debtors from spot transactions pending settlement	160,486	33,971
Other	66,856	207,554

	11,297,648	4,534,910

Allowance for loans losses (Exhibit R)	(226,545)	(250,715)

TOTAL	11,071,103	4,284,195

9.	Loans and other financing

The Bank keeps loans and other financing under a business model with the purpose of collecting contractual cash flows. Therefore, it measures loans and other financing at amortized cost. Below is a breakdown of the related balance:

	09.30.20	12.31.19
Non-financial government sector	408	559
BCRA	—	21,284
Other financial institutions	6,660,701	8,286,158
Overdrafts	19,757,298	17,606,286
Discounted instruments	15,032,020	15,085,835
Unsecured instruments	14,254,618	13,892,669
Instruments purchased	521,903	—
Mortgage loans	15,885,572	17,305,627
Pledge loans	1,936,768	1,649,949
Consumer loans	25,948,951	28,780,245
Credit Cards	91,849,881	88,128,455
Loans for the prefinancing and financing of exports	16,994,351	22,374,092
Receivables from finance leases	1,437,356	2,136,040
Loans to personnel	2,003,841	2,093,856
Other financing	38,484,785	23,614,143

	250,768,453	240,975,198
Allowance for loan losses (Exhibit R)	(10,657,765)	(13,734,985)

TOTAL	240,110,688	227,240,213

Finance leases

The Bank entered into finance leases related to vehicles, machinery and equipment.

The following table shows the total gross investment of finance leases (leasing) and the current value of minimum payments to be received by them:

	09.30.20		12.31.19
Term	Total investment	Current value of minimum payments	Total investment	Current value of minimum payments
Up to 1 year	1,009,833	718,672	1,125,305	1,121,598
From 1 to 2 years	580,567	405,123	682,486	680,071
From 2 to 3 years	262,550	191,176	257,418	256,495
From 3 to 4 years	155,747	119,281	65,886	65,683
From 4 to 5 years	4,170	3,104	12,228	12,193

TOTAL	2,012,867	1,437,356	2,143,323	2,136,040

Principal		1,425,457		2,111,250
Interest accrued		11,899		24,790

TOTAL		1,437,356		2,136,040

The breakdown of loans and other financing according to credit quality standing pursuant to the standards applicable issued by the BCRA are detailed in Exhibit B, while the information on the concentration of loans and other financing is presented in Exhibit C to these separate financial statements. The reconciliation of the information included in those Exhibits to the accounting balances is included below.

	09.30.20	12.31.19
Total Exhibit B and C	251,319,181	241,864,473
Plus:
BCRA	—	21,284
Loans to personnel	2,003,841	2,093,856
Interest and other items accrued receivable from financial assets with credit value impairment	176,228	—
Less:
Allowance for loan losses (Exhibit R)	(10,657,765)	(13,734,985)
Adjustments for effective interest rate	(360,012)	(432,597)
Corporate bonds	(20,349)	(119,074)
Loan commitments	(2,350,436)	(2,452,744)

Total loans and other financing	240,110,688	227,240,213

As of September 30, 2020 and December 31, 2019, the Bank holds the following contingent transactions booked in off-balance sheet accounts according to the financial reporting framework set forth by the BCRA:

	09.30.20	12.31.19
Overdrafts and receivables agreed not used	867,960	380,750
Guarantees granted	828,724	619,129
Liabilities related to foreign trade transactions	41,510	1,082,181
Secured loans	612,242	370,684

	2,350,436	2,452,744

Risks related to the aforementioned contingent transactions are evaluated and controlled in the framework of the Bank’s credit risks policy.

10.	Other debt securities

a)	Financial assets measured at amortized cost

	09.30.20	12.31.19
Corporate bonds under credit recovery transactions	83	101

	83	101

Allowance for loan losses - Private securities (Exhibit R)	(83)	(101)

TOTAL	—	—

b)	Financial assets measured at fair value through Other comprehensive income

	09.30.20	12.31.19
BCRA Liquidity Bills	87,113,189	35,557,527
Government securities	18,701,883	19,604,950
Private securities - Corporate bonds	—	85,786

	105,815,072	55,248,263

Allowance for loan losses - Private securities (Exhibit R)	—	(735)

TOTAL	105,815,072	55,247,528

11.	Financial assets pledged as collateral

As of September 30, 2020 and December 31, 2019, the Entity delivered the financial assets listed below as collateral:

		09.30.20	12.31.19
Guarantee trust - Government securities at fair value through OCI	(2)	6,246,977	83,572
Guarantee trust - USD	(4)	3,178,741	—
Deposits as collateral	(3)	2,560,580	3,701,096
BCRA - Special guarantee accounts (Note 42)	(1)	2,551,791	3,458,186

TOTAL		14,538,089	7,242,854

(1)	Special guarantee current accounts opened at the BCRA for the transactions related to the automated clearing houses and other similar entities.

(2)	Set up as collateral to operate with ROFEX and MAE on foreign currency forward transactions and futures contracts. The trust fund consists of government securities.

(3)	Deposits pledged as collateral for activities related to credit card transactions in the country and abroad, leases and futures contracts.

(4)	The trust fund consists of dollars in cash pledged as collateral for activities related to transactions made in Mercado Abierto Electrónico S.A. (MAE) and Bolsas y Mercados Argentinos S.A. (BYMA).

12.	Income tax

a)	Current income tax liabilities

Breakdown is as follows:

	09.30.20	12.31.19
Income tax provision	7,024,334	10,712,133
Advances	(4,244,235)	(1,048,741)
Collections and withholdings	1,768	(303)

	2,781,867	9,663,089

b)	Income tax expense

Breakdown of income tax expense:

	09.30.20	09.30.19
Current tax	(7,545,954)	(9,295,072)
Deferred tax	2,052,404	1,173,887

	(5,493,550)	(8,121,185)

Pursuant to IAS No. 34, in interim periods income tax is recognized over the best estimate of the weighted average tax rate expected by the Entity for the fiscal year.

The Bank’s effective rate for the nine-month period ended September 30, 2020 was 38%, while for the nine-month period ended September 30, 2019, it was 27%.

The policy on the recognition of income tax in interim periods is described in Note 15.c) to the consolidated condensed interim financial statements.

13.	Investments in equity instruments

Investments in equity instruments over which the Bank has no control, joint control or a significant influence are measured at fair value through profit or loss or at fair value through OCI. Breakdown is as follows:

13.1	Investments in equity instruments through profit or loss

	09.30.20	12.31.19
Prisma Medios de Pago S.A. (Note 16 to the consolidated condensed interim financial statements)	1,517,165	2,305,462
Private securities - Shares of other non-controlled companies	226,576	175,159

TOTAL	1,743,741	2,480,621

13.2	Investments in equity instruments through OCI

	09.30.20	12.31.19
Banco Latinoaméricano de Exportaciones S.A.	19,309	32,266
Other	1,183	1,203

TOTAL	20,492	33,469

14.	Investments in subsidiaries and associates

The Bank has investments in the following entities over which it has a control or significant influence which are measured by applying the equity method:

	09.30.20	12.31.19
PSA Finance Arg. Cía. Financiera S.A.	702,634	703,244
Rombo Cía. Financiera S.A.	713,009	804,277
Volkswagen Financial Services Compañía Financiera S.A.	1,342,042	1,242,403
Consolidar A.F.J.P. S.A. (under winding up proceeding)	25,822	37,556
BBVA Asset Management Argentina S.A. Sociedad Gerente de Fondos Comunes de Inversión	1,219,700	1,118,419
Interbanking S.A.	148,591	138,989
BBVA Consolidar Seguros S.A.	418,342	323,584
Play Digital S.A. (1)	43,500	—

TOTAL	4,613,640	4,368,472

(1)	See Note 17 to the consolidated condensed interim financial statements.

15.	Property and equipment

	09.30.20	12.31.19
Real estate	20,958,725	21,408,254
Furniture and facilities	4,326,562	4,819,484
Right of use of leased real estate (Note 25)	2,450,446	2,853,929
Machinery and equipment	1,764,453	2,325,217
Constructions in progress	560,530	393,185
Vehicles	39,789	40,757

TOTAL	30,100,505	31,840,826

Detailed information on assets and liabilities for leases as well as interest and foreign exchange differences recognized in profit or loss are stated in Note 25 to the separate condensed interim financial statements.

16.	Intangible assets

	09.30.20	12.31.19
Licenses - Software	1,294,317	952,448

TOTAL	1,294,317	952,448

17.	Other non-financial assets

Breakdown is as follows:

	09.30.20	12.31.19
Prepayments	2,273,556	1,699,082
Investment properties	1,702,106	1,732,913
Tax advances	1,344,806	695,455
Advances to suppliers of goods	295,453	291,430
Other miscellaneous assets	220,621	216,135
Assets acquired as security for loans	13,276	13,245
Advances to personnel	4,101	397,990
Other	69,432	25,283

TOTAL	5,923,351	5,071,533

18.	Non-current assets held for sale

On December 19, 2018, the Board of Directors agreed on a plan to sell a group of real property assets located in Argentina. Such commitment was ratified at the Board meeting held on June 30, 2020. Therefore, these assets, the value of which, as of September 30, 2020 and December 31, 2019 amounts to 202,949, were classified as “Non-current assets held for sale”, continuing with the efforts to sell that group of assets.

19.	Deposits

The information on concentration of deposits is disclosed in Exhibit H. Breakdown is as follows:

	09.30.20	12.31.19
Non-financial government sector	5,928,657	3,593,008
Financial sector	610,064	225,811
Non-financial private sector and residents abroad	391,648,674	354,990,941
Checking accounts	84,331,089	66,080,076
Savings accounts	167,881,303	180,773,903
Time deposits	115,633,804	102,179,904
Investment accounts	18,113,365	94
Other	5,689,113	5,956,964

TOTAL	398,187,395	358,809,760

20.	Liabilities at fair value through profit or loss

	09.30.20	12.31.19
Obligations from government securities	—	710,255

TOTAL	—	710,255

21.	Other financial liabilities

	09.30.20	12.31.19
Obligations from financing of purchases	18,133,065	20,752,555
Collections and other transactions on behalf of third parties	5,316,932	3,914,683
Liabilities for leases (Note 25)	2,774,537	3,071,344
Payment orders pending credit	2,256,982	2,370,977
Credit balance for spot purchases pending settlement	—	146,490
Receivables from foreign currency spot purchases pending settlement	6,510,568	147,259
Commissions accrued payable	46,113	17,822
Interest accrued payable	—	120,341
Other	3,037,142	3,970,039

TOTAL	38,075,339	34,511,510

22.	Financing received from the BCRA and other financial institutions

	09.30.20	12.31.19
Local financial institutions	550,026	1,085,003
Foreign financial institutions	—	3,105,140
BCRA	29,692	20,481

TOTAL	579,718	4,210,624

23.	Corporate bonds issued

Below is a detail of the Bank’s corporate bonds in force as of September 30, 2020 and December 31, 2019.

Detail	Issuance date	Nominal value (in thousands of pesos)	Maturity date	Annual Nominal Rate	Payment of interest	Outstanding securities as of 09.30.2020	Outstanding securities as of 12.31.19
Class 24	12.27.2017	546,500	12.27.2020	Badlar Private + 4.25% annual nominal rate UVA +	Quarterly	381,500	643,851
Class 25	11.08.2018	1,642,685	11.08.2020	9.50% annual nominal rate	Quarterly	1,619,917	1,582,466
Class 27	02.28.2019	1,090,000	08.28.2020	Badlar Private + 6.25% annual nominal rate	Quarterly	—	1,089,593
Class 28	12.12.2019	1,967,150	06.12.2020	Badlar Private + 4% annual nominal	Quarterly	—	2,405,603

				Total principal		2,001,417	5,721,513
				Interest accrued		24,188	137,070

				Total principal and interest accrued		2,025,605	5,858,583

Definitions:

BADLAR RATE: is the interest rate for time deposits over 1 (one) million pesos, for 30 to 35 days.

UVA RATE: is a measurement unit updated on a daily basis as per CER, according to the consumer price index.

24.	Other non-financial liabilities

	09.30.20	12.31.19
Miscellaneous creditors	6,347,986	5,838,156
Short-term personnel benefits	4,778,930	5,017,753
Other collections and withholdings	3,856,657	3,753,668
Advances collected	3,371,718	3,187,766
Cash dividends payables (1)	2,500,000	—
Other taxes payable	1,215,837	1,436,667
For contract liabilities	520,557	469,292
Social security payment orders pending settlement	455,093	75,128
Long-term personnel benefits	310,110	361,618
Other	54,244	5,834

TOTAL	23,411,132	20,145,882

(1)	See Note 30 to the condensed consolidated interim financial statements.

25.	Leases

Bank as lessee

Below is a detail of the amounts of rights of use under leases and liabilities from leases in force as of September 30, 2020:

Rights of use under leases

	Initial			Amortization			Residual
	value as of			Accumulated		For the	value as of
Account	01.01.2020	Increases	Decreases	as of 01.01.2020	Decreases	period (1)	09.30.20
Leased real property	3,531,649	452,704	431,422	677,720	17,451	442,216	2,450,446

(1)	Note 37

Liabilities from leases

Future minimum payments for lease agreements are as follows:

	In foreign currency	In local currency	09.30.20	12.31.19
Up to one year	81,224	36,024	117,248	96,062
From 1 to 5 years	1,457,475	167,938	1,625,413	1,500,382
More than 5 years	1,029,118	2,758	1,031,876	1,474,900

			2,774,537	3,071,344

Interest and exchange rate difference recognized in profit or loss

	09.30.20	09.30.19
Other operating expenses
Interest on liabilities from finance lease (Note 38)	(257,792)	(291,707)
Exchange rate difference
Exchange rate difference for finance leases (loss)	(536,838)	(1,255,123)
Other expenses
Leases (Note 36)	(1,229,701)	(891,632)

26.	Share capital

The information on the corporate stock is disclosed in Note 30 to the consolidated condensed interim financial statements.

27.	Interest income

	09.30.20	09.30.19
Interest on government securities	21,986,280	35,549,663
Interest on credit card loans	13,181,545	19,508,079
Interest on overdrafts	8,069,162	8,437,114
Interest on instruments	6,884,105	9,785,227
Interest on consumer loans	6,492,800	8,641,099
Acquisition Value Unit (UVA) clause adjustment	5,734,562	8,799,469
Interest on other loans	4,453,775	3,165,189
Premiums on reverse repurchase agreements	1,853,073	1,525,376
Interest on loans to the financial sector	1,759,719	3,312,307
Interest on loans for the prefinancing and financing of exports	1,053,690	3,383,336
Interest on mortgage loans	975,888	1,318,867
Interest on pledge loans	331,774	450,179
Interest on finance leases	281,228	556,753
Stabilization Coefficient (CER) clause adjustment	720,068	69,200
Interest on private securities	4,230	10,684
Other	335,814	6,976

TOTAL	74,117,713	104,519,518

28.	Interest expenses

	09.30.20	09.30.19
Time deposits	20,771,510	37,486,757
Other liabilities from financial transactions	1,473,194	3,367,683
Acquisition Value Unit (UVA) clause adjustments	672,457	1,559,804
Checking accounts deposits	824,125	2,973,451
Savings accounts deposits	172,279	207,912
Interfinancial loans received	27,463	45,667
Other	21,626	34,151
Premiums on reverse repurchase agreements	—	3,232

TOTAL	23,962,654	45,678,657

29.	Commission income

	09.30.20	09.30.19
Linked to liabilities	8,393,734	10,561,474
From credit cards	7,756,625	6,615,483
From insurance	958,592	1,061,423
From foreign trade and foreign currency transactions	835,585	997,518
Linked to loans	427,159	532,699
Linked to securities	194,445	113,709
From guarantees granted	1,868	1,767

TOTAL	18,568,008	19,884,073

30.	Commission expenses

	09.30.20	09.30.19
For credit and debit cards	8,818,766	9,422,915
For payment of salaries	587,152	865,373
For digital sales services	280,775	622,731
For foreign trade transactions	178,125	330,589
For promotions	44,659	88,350
Linked to transactions with securities	3,036	2,619
Other commission expenses	502,494	997,209

TOTAL	10,415,007	12,329,786

31.	Net income/(loss) from measurement of financial instruments carried at fair value through profit or loss

	09.30.20	09.30.19
Income from government securities	3,027,800	4,202,745
Income from foreign currency forward transactions	361,862	2,025,104
Income/(loss) from interest rate swaps	66,991	(796,645)
Income from corporate bonds	47,464	7,760
Income/(loss) from call options taken	3,202	—
Income/(loss) from call options taken	(142)	—
(Loss)/income from corporate bonds	(323,024)	3,778,222
Other	(2,379)	—

TOTAL	3,181,774	9,217,186

32.	(Loss) /Income from writing down of financial assets at amortized cost and at fair value through OCI

	09.30.20	09.30.19
(Loss) from sale of government securities	(6,330,441)	(58,166)
(Loss) from sale of private securities	(26,896)	(1,402)

TOTAL	(6,357,337)	(59,568)

33.	Foreign exchange and gold gains/(losses)

	09.30.20	09.30.19
Income from purchase-sale of foreign currency	4,177,120	10,133,620
Conversion of foreign currency assets and liabilities into pesos	466,072	(440,040)

TOTAL	4,643,192	9,693,580

34.	Other operating income

	09.30.20	09.30.19
Adjustments and interest on miscellaneous receivables	1,139,960	1,203,928
Rental of safe deposit boxes	772,636	650,864
Loans recovered	598,758	548,587
Debit and credit card commissions	186,388	712,898
Allowances reversed	105,798	77,872
Punitive interest	77,143	190,153
Income from sale of non-current assets held for sale	—	4,672,744
Other operating income	1,102,526	6,435,081

TOTAL	3,983,209	14,492,127

35.	Personnel benefits

	09.30.20	09.30.19
Salaries	8,666,427	8,935,771
Social security withholdings and collections	2,399,416	2,568,114
Other short-term personnel benefits	1,963,644	2,660,961
Personnel services	260,392	298,982
Personnel compensation and bonuses	261,983	482,956
Termination personnel benefits (Exhibit J)	27,572	—
Other long-term personnel benefits	15,504	26,044

TOTAL	13,594,938	14,972,828

36.	Administrative expenses

	09.30.20	09.30.19
Taxes	2,955,985	3,000,202
Maintenance costs	1,493,601	1,293,181
Administrative expenses	1,072,893	981,654
Rent (Note 25)	1,229,701	891,632
Armored transportation services	1,236,550	2,087,937
Electricity and communications	699,260	626,260
Other fees	580,050	583,258
Advertising	520,195	570,217
Security services	516,881	443,006
Insurance	144,662	132,018
Representation and travel expenses	74,484	140,029
Fees to Bank Directors and Supervisory Committee	41,443	14,882
Stationery and supplies	49,291	59,601
Other administrative expenses	1,712,477	1,341,946

TOTAL	12,327,473	12,165,823

37.	Depreciation and amortization

	09.30.20	09.30.19
Depreciation of property and equipment	2,053,401	2,332,245
Amortization of rights of use of leased real property (Note 25)	442,216	561,422
Amortization of intangible assets	137,027	300,358
Depreciation of other assets	24,278	4,806

TOTAL	2,656,922	3,198,831

38.	Other operating expenses

	09.30.20	09.30.19
Turnover tax	4,974,235	7,044,814
Reorganization expenses (Exhibit J)	674,366	289,342
Other allowances (Exhibit J)	969,718	8,139,057
Initial recognition of loans	405,796	1,518,845
Contribution to the Deposit Guarantee Fund	459,007	576,281
Interest on liabilities from lease (Note 25)	257,792	291,707
Claims	56,924	168,334
Other operating expenses	1,021,035	1,347,411

TOTAL	8,818,873	19,375,791

39.	Related parties

See Note 46 to the consolidated condensed interim financial statements.

40.	Restrictions to the payment of dividends

See Note 48 to the consolidated condensed interim financial statements regarding the restrictions to the payment of dividends.

41.	Restricted assets

As of September 30, 2020 and December 31, 2019, the Bank has the following restricted assets:

a)

The Entity applied Argentine Treasury Bonds adjusted by CER in pesos maturing in 2023 in the amount of 25,812 and Argentine Treasury Bonds adjusted by CER in pesos maturing in 2024 in the amount of 61,050 as of September 30, 2020, Argentine Treasury Bonds adjusted by CER in pesos maturing in 2021 in the amount of 101,266, Treasury Bonds in pesos maturing on July 31, 2020 in the amount of 132,072 as of December 31, 2019, respectively, as security for loans agreed under the Global Credit Program for micro, small and medium-sized enterprises granted by the Inter-American Development Bank (IDB).

b)

Also, the Entity has accounts, deposits, repo transactions and trusts applied as guarantee for activities related to credit card transactions, with automated clearing houses, transactions settled at maturity, foreign currency futures, court proceedings and leases in the amount of 14,538,089 and 7,242,854 as of September 30, 2020 and December 31, 2019, respectively.

42.	Minimum cash and minimum capital requirements

42.1	Minimum cash requirements

The BCRA establishes different prudential regulations to be observed by financial institutions, mainly regarding solvency levels, liquidity and credit assistance levels.

Minimum cash regulations set forth an obligation to keep liquid assets in relation to deposits and other obligations recorded for each period. The items included for the purpose of meeting that requirement are detailed below:

Accounts	09.30.20	12.31.19
Balances at the BCRA
Argentine Central Bank (BCRA) – current account not restricted	89,168,681	131,404,981
Argentine Central Bank (BCRA) – special guarantee accounts - restricted (Note 11)	2,551,791	3,458,186
Argentine Central Bank (BCRA) – social security special accounts - restricted	402,646	—

	92,123,118	134,863,167

Argentine Treasury Bond in pesos at fixed rate due on 11-21-2020	8,702,158	8,927,351
Argentine Treasury Bond in pesos at 22% fixed rate due on 05-21-2022	4,860,250	—
Liquidity Bills – B.C.R.A.	92,869,310	40,430,119

TOTAL	198,554,836	184,220,637

42.2	Minimum capital requirements

The breakdown of minimum capital requirements is as follows at the mentioned date:

Minimum capital requirement	09.30.20	06.30.19
Credit risk	23,928,933	24,062,751
Operational risk	8,197,180	7,255,272
Market risk	274,668	454,599
Default	—	10,524

Paid-in	91,005,564	58,808,186

Surplus	58,604,783	27,025,040

43.	Accounting principles – Explanation added for translation into English

These financial statements are the English translation of those originally issued in Spanish.

These financial statements are presented on the basis of the accounting standards established by the financial reporting framework set forth by BCRA. Certain accounting practices applied by the Bank that conform to the standards of the BCRA may not conform to the generally accepted accounting principles in other countries.

The differences between the financial reporting frameworks set forth by BCRA and IFRS are detailed in Note 2 to the consolidated financial statements. Accordingly, these financial statements are not intended to present financial position, results of operations and cash flows in accordance with generally accepted accounting principles other than the financial reporting framework set forth by the BCRA.

EXHIBIT A

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book value 09.30.20	Book value 12.31.19	Position with no options	Options	Final position
DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS
Local:
Government Securities—In pesos
Discount Treasury Bill, maturity 02-26-21	5385	112,255	2	112,255	—	112,255	—	112,255
Treasury Bonds adjusted by 2% CER. Maturity 11-09-2026	5925	46,008	2	46,008	—	46,008	—	46,008
Discount Treasury Bill, maturity 12-30-20	5380	4,352	2	4,352	—	4,352	—	4,352
Province of Rio Negro Debt Security, Floating rate, maturity 2021	42016	—	2	—	63,229	—	—	—

Subtotal Government Securities—In pesos		162,615		162,615	63,229	162,615	—	162,615

Government Securities—In foreign currency
Argentine Bond in USD STEP UP. Maturity 07-09-2030	5921	3,100	2	3,100	—	3,100	—	3,100
Treasury Bills in USD. Maturity 10-11-19	5291	—	2	—	203	—	—	—

Subtotal Government Securities—In foreign currency		3,100		3,100	203	3,100	—	3,100

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 10-08-2020	13643	3,967,295	2	3,967,295	—	3,967,295	—	3,967,295
BCRA Liquidity Bills in pesos. Maturity 10-06-2020	13642	1,788,826	2	1,788,826	—	1,788,826	—	1,788,826
BCRA Liquidity Bills in pesos. Maturity 01-02-2020	13551	—	2	—	4,872,592	—	—	—

Subtotal BCRA Bills		5,756,121		5,756,121	4,872,592	5,756,121	—	5,756,121

Private Securities
Corporate Bond FCA Financiera Series I UVA Maturity 11-05-20	53823	86,940	2	86,940	85,890	86,940	—	86,940
Corporate Bond Banco de la Provincia de Bs. As. Class IV	32890	21,370	2	21,370	18,142	21,370	—	21,370
Corporate Bond Rombo Cia Financiera S.A. Class 42	53238	5,150	2	5,150	6,440	5,150	—	5,150
Corporate Bond Rombo Cia Financiera S.A. Class 40	52940	1,775	2	1,775	3,994	1,775	—	1,775

Subtotal Private Securities		115,235		115,235	114,466	115,235	—	115,235

Private Securities—In foreign currency
Corporate Bond YPF Class 9 in USD	54659	505	2	505	—	505	—	505

Subtotal Private Securities—In foreign currency		505		505	—	505	—	505

TOTAL DEBT SECURITIES AT FAIR VALUE THROUGH PROFIT OR LOSS		6,037,576		6,037,576	5,050,490	6,037,576	—	6,037,576

EXHIBIT A

(Continued)

BREAKDOWN OF GOVERNMENT AND PRIVATE SECURITIES

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

		HOLDING				POSITION
Account	Identification	Fair value	Fair value level	Book value 09.30.20	Book value 12.31.19	Position with no options	Options	Final position
OTHER DEBT SECURITIES
MEASURED AT FAIR VALUE THROUGH OCI
Local:
Government Securities—In pesos
Argentine Treasury Bond in pesos. Fixed rate. Maturity November 2020	5330	8,702,158	2	8,702,158	8,927,351	8,702,158	—	8,702,158
Argentine Treasury Bond in pesos. 22% fixed rate. Maturity May 2022	5496	4,860,250	2	4,860,250	—	4,860,250	—	4,860,250
Treasury Bonds adjusted by 1.50% CER in pesos. Maturity 03-25-2024	5493	2,624,292	1	2,624,292	—	2,624,292	—	2,624,292
Argentine Treasury Bond adjusted by 1% CER in pesos. Maturity 2021	5495	1,365,283	1	1,365,283	—	1,365,283	—	1,365,283
Argentine Treasury Bond adjusted by CER in pesos. Maturity 2021	5492	985,501	2	985,501	—	985,501	—	985,501
Treasury Bonds adjusted by 1.40% CER in pesos. Maturity 03-25-2023	5359	107,505	1	107,505	—	107,505	—	107,505
Treasury Bonds adjusted by 1.30% CER in pesos. Maturity 09-20-2022	5315	56,813	1	56,813	127,938	56,813	—	56,813
Treasury Bonds adjusted by 1.20% CER in pesos. Maturity 03-18-2022	5491	81	1	81	—	81	—	81
Capitalizable Treasury Bills in Pesos. Maturity 07-31-2020	5284	—	1	—	1,133,507	—	—	—
Capitalizable Treasury Bills in Pesos. Maturity 05-29-20	5341	—	2	—	434,737	—	—	—

Subtotal Government Securities—In pesos		18,701,883		18,701,883	10,623,533	18,701,883	—	18,701,883

Government Securities—In foreign currency
USD-Linked Treasury Bills. Maturity 12-04-19	5333	—	2	—	8,744,783	—	—	—
Treasury Bills in USD. Maturity 08-30-19	5283	—	1	—	236,634	—	—	—

Subtotal Government Securities—In foreign currency		—		—	8,981,417	—	—	—

BCRA Bills
BCRA Liquidity Bills in pesos. Maturity 10-27-2020	13648	22,371,471	2	22,371,471	—	22,371,471	—	22,371,471
BCRA Liquidity Bills in pesos. Maturity 10-13-2020	13644	20,327,006	2	20,327,006	—	20,327,006	—	20,327,006
BCRA Liquidity Bills in pesos. Maturity 10-20-2020	13646	18,809,952	2	18,809,952	—	18,809,952	—	18,809,952
BCRA Liquidity Bills in pesos. Maturity 10-01-2020	13641	10,394,561	2	10,394,561	—	10,394,561	—	10,394,561
BCRA Liquidity Bills in pesos. Maturity 10-15-2020	13645	4,628,206	2	4,628,206	—	4,628,206	—	4,628,206
BCRA Liquidity Bills in pesos. Maturity 10-08-2020	13643	4,066,478	2	4,066,478	—	4,066,478	—	4,066,478
BCRA Liquidity Bills in pesos. Maturity 10-06-2020	13642	3,875,789	2	3,875,789	—	3,875,789	—	3,875,789
BCRA Liquidity Bills in pesos. Maturity 10-22-2020	13647	2,639,726	2	2,639,726	—	2,639,726	—	2,639,726
BCRA Liquidity Bills in pesos. Maturity 01-07-2020	13554	—	2	—	22,125,685	—	—	—
BCRA Liquidity Bills in pesos. Maturity 01-08-2020	13555	—	2	—	13,431,842	—	—	—

Subtotal BCRA Bills		87,113,189		87,113,189	35,557,527	87,113,189	—	87,113,189

Private Securities—In foreign currency
Corporate Bond John Deere Credit Cia. Financiera S.A. Class XVIII	54266	—	2	—	85,786	—	—	—
Other					—		—

Subtotal Private Securities		—		—	85,786	—	—	—

Subtotal Measured at Fair Value through OCI		105,815,072		105,815,072	55,248,263	105,815,072	—	105,815,072

MEASURED AT AMORTIZED COST
Private Securities—In pesos
Corporate Bond EXO. S.A.		83		83	101	83	—	83

TOTAL OTHER DEBT SECURITIES		105,815,155		105,815,155	55,248,364	105,815,155	—	105,815,155

EQUITY INSTRUMENTS
Local:
Private Securities—In pesos
Prisma Medios de Pago S.A.(1)		1,517,165	3	1,517,165	2,305,462	—	1,517,165	1,517,165
BYMA- Bolsas y Mercados Argentina share		125,250	1	125,250	98,290	125,250	—	125,250
Mercado de Valores de Bs. As. Share		101,326	1	101,326	76,870	101,326	—	101,326
Other		226	2	226	282	226	—	226
Foreign:
Private Securities—In foreign currency
Other		20,266	2	20,266	33,186	20,266	—	20,266

TOTAL EQUITY INSTRUMENTS		1,764,233		1,764,233	2,514,090	247,068	1,517,165	1,764,233

(1)	The shareholding of Prisma Medios de Pago S.A. has put options taken over the total position (See note 9 to these Consolidated Financial Statements).

EXHIBIT B

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO

PERFORMANCE AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	09.30.20	12.31.19
COMMERCIAL PORTFOLIO
Normal performance	85,722,705	88,585,542

Preferred collaterals and counter-guarantees “A”	768,261	335,512
Preferred collaterals and counter-guarantees “B”	330,042	773,350
No preferred collaterals and counter-guarantees	84,624,402	87,476,680
With special follow-up	1,918,663	2,379

Under observation	1,918,663	2,379

Preferred collaterals and counter-guarantees “B”	2,798	1,510
No preferred collaterals and counter-guarantees	1,915,865	869
Troubled	127,435	1,136,260

No preferred collaterals and counter-guarantees	127,435	1,136,260
With high risk of insolvency	352	334,495

Preferred collaterals and counter-guarantees “B”	—	195,892
No preferred collaterals and counter-guarantees	352	138,603
Uncollectible	342,983	3,434,184

Preferred collaterals and counter-guarantees “A”	9,926	12,138
Preferred collaterals and counter-guarantees “B”	161,163	12,818
No preferred collaterals and counter-guarantees	171,894	3,409,228

TOTAL	88,112,138	93,492,860

EXHIBIT B

(Continued)

CLASSIFICATION OF LOANS AND OTHER FINANCING ACCORDING TO

PERFORMANCE AND GUARANTEES RECEIVED

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	09.30.20	12.31.19
CONSUMER AND HOUSING PORTFOLIO
Normal performance	159,617,353	141,945,995

Preferred collaterals and counter-guarantees “A”	77,936	56,956
Preferred collaterals and counter-guarantees “B”	17,707,931	17,813,057
No preferred collaterals and counter-guarantees	141,831,486	124,075,982
Low risk	1,166,661	2,538,709

Preferred collaterals and counter-guarantees “A”	—	1,158
Preferred collaterals and counter-guarantees “B”	47,004	179,394
No preferred collaterals and counter-guarantees	1,119,657	2,358,157
Low risk—with special follow-up	69,377	—

Preferred collaterals and counter-guarantees “B”	107	—
No preferred collaterals and counter-guarantees	69,270	—
Medium risk	670,744	2,103,408

Preferred collaterals and counter-guarantees “B”	42,706	44,443
No preferred collaterals and counter-guarantees	628,038	2,058,965
High risk	1,435,360	1,652,019

Preferred collaterals and counter-guarantees “A”	13	657
Preferred collaterals and counter-guarantees “B”	49,221	48,925
No preferred collaterals and counter-guarantees	1,386,126	1,602,437
Uncollectible	247,548	131,482

Preferred collaterals and counter-guarantees “B”	41,795	13,251
No preferred collaterals and counter-guarantees	205,753	118,231

TOTAL	163,207,043	148,371,613

TOTAL GENERAL	251,319,181	241,864,473

EXHIBIT C

CONCENTRATION OF LOANS AND OTHER FINANCING

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	09.30.20		12.31.19
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	29,544,650	11.76%	27,531,403	11.38%
50 following largest customers	34,037,621	13.54%	30,638,125	12.67%
100 following largest customers	14,513,427	5.77%	15,116,363	6.25%
All other customers	173,223,483	68.93%	168,578,582	69.70%

TOTAL	251,319,181	100.00%	241,864,473	100.00%

EXHIBIT D

BREAKDOWN BY TERM OF LOANS AND OTHER FINANCING

AS OF SEPTEMBER 30, 2020

(stated in thousands of pesos) (1)

		Terms remaining to maturity
ITEM	Portfolio due	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Non-financial government sector	—	408	—	—	—	—	—	408
Financial sector	—	1,548,564	1,862,362	1,013,021	1,551,481	1,342,507	143,888	7,461,823
Non-financial private sector and residents abroad	2,633,767	112,468,588	27,871,293	26,559,570	29,080,883	25,479,974	39,828,065	263,922,140

TOTAL	2,633,767	114,017,560	29,733,655	27,572,591	30,632,364	26,822,481	39,971,953	271,384,371

(1)	These balances are total contractual flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT H

DEPOSITS CONCENTRATION

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

	09.30.20		12.31.19
Number of customers	Debt balance	% over total portfolio	Debt balance	% over total portfolio
10 largest customers	28,814,636	7.24%	13,299,284	3.71%
50 following largest customers	25,447,564	6.39%	20,488,884	5.71%
100 following largest customers	18,376,734	4.62%	16,223,742	4.52%
All other customers	325,548,461	81.75%	308,797,850	86.06%

TOTAL	398,187,395	100.00%	358,809,760	100.00%

EXHIBIT I

BREAKDOWN OF FINANCIAL LIABILITIES BY REMAINING TERMS

AS OF SEPTEMBER 30, 2020

(stated in thousands of pesos) (1)

	Terms remaining to maturity
ITEMS	1 month	3 months	6 months	12 months	24 months	more than 24 months	TOTAL
Deposits	362,682,061	19,242,694	19,087,971	2,736,075	24,757	—	403,773,558
Non.-financial government sector	5,871,685	80,245	9	—	—	—	5,951,939
Financial sector	610,064	—	—	—	—	—	610,064
Non-financial private sector and residents abroad	356,200,312	19,162,449	19,087,962	2,736,075	24,757	—	397,211,555
Derivative instruments	35,896	—	—	—	—	—	35,896
Other financial liabilities	34,838,467	754,296	284,793	568,584	902,390	3,357,991	40,706,521
Financing received from the BCRA and other financial institutions	583,030	—	—	—	—	—	583,030
Corporate bonds issued	24,802	2,071,677	—	—	—	—	2,096,479

TOTAL	398,164,256	22,068,667	19,372,764	3,304,659	927,147	3,357,991	447,195,484

(1)	These balances are total contractual cash flows and, therefore, include principal, accrued and to be accrued interest and charges.

EXHIBIT J

PROVISIONS

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

				Decreases
Accounts	Balances at the beginning of the year	Increases		Reversals	Uses	Monetary gain (loss) generated by provisions	Balances as of 09.30.20
INCLUDED IN LIABILITIES
- Provisions for contingent commitments	1,107,781	275,346	(1)(6)	—	—	(212,011)	1,171,116
- For administrative, disciplinary and criminal penalties	6,114	—	(4)	—	—	(1,114)	5,000
- Provisions for reorganization	2,416,560	674,366	(5)	103,181	1,518,824	(404,986)	1,063,935
- Provisions for termination plans	78,563	27,572	(2)	—	—	(16,279)	89,856
- Other	9,429,501	702,387	(3)	—	267,918	(1,785,130)	8,078,840

TOTAL PROVISIONS	13,038,519	1,679,671		103,181	1,786,742	(2,419,520)	10,408,747

(1)	Set up in compliance with the provisions of Communication “A” 2950 and supplementary regulations of the BCRA.
(2)	Set up to cover contingences referred to private healthcare plans.
(3)	Set up to cover for potential contingencies not considered in other accounts (civil, commercial, labor and other lawsuits), and as required by Memorandum 6/2017 issued by the BCRA.
(4)	Set up to cover administrative, disciplinary and criminal penalties.
(5)	See Note 27 to the consolidated condensed interim financial statements.
(6)	Includes an increase of 8,015 corresponding to the foreign exchange difference of provisions in foreign currency for contingent commitments.

EXHIBIT L

BALANCES IN FOREIGN CURRENCY

AS OF SEPTEMBER 30, 2020 AND DECEMBER 31, 2019

(stated in thousands of pesos)

ACCOUNTS	TOTAL AS OF 09.30.20	AS OF 09.30.20 (per currency)				TOTAL AS OF 12.31.19
		Dollar	Euro	Real	Other
ASSETS
Cash and deposits in banks	97,725,870	94,337,234	3,115,407	28,111	245,118	107,190,608
Debt securities at fair value through profit or loss	3,605	3,605	—	—	—	203
Derivative instruments	9,729	9,729	—	—	—	—
Other financial assets	2,011,688	2,000,285	11,403	—	—	328,912
Loans and other financing	26,174,389	26,174,321	—	—	68	41,945,497
Non-financial government sector	72	72	—	—	—	171
Other financial institutions	365,996	365,996	—	—	—	598,967
Non-financial private sector and residents abroad	25,808,321	25,808,253	—	—	68	41,346,359
Other debt securities	—	—	—	—	—	9,066,345
Financial assets pledged as collateral	4,217,501	4,217,501	—	—	—	2,780,646
Investments in equity instruments	20,266	20,266	—	—	—	33,187

TOTAL ASSETS	130,163,048	126,762,941	3,126,810	28,111	245,186	161,345,398

LIABILITIES
Deposits	116,778,118	114,425,524	2,352,594	—	—	143,360,416
Non-financial government sector	2,972,644	2,972,644	—	—	—	1,781,568
Financial sector	51,979	51,287	692	—	—	50,800
Non-financial private sector and residents abroad	113,753,495	111,401,593	2,351,902	—	—	141,528,048
Liabilities at fair value through profit or loss	—	—	—	—	—	549,832
Derivative instruments	410	410	—	—	—	—
Other financial liabilities	10,585,593	10,234,163	283,889	—	67,541	9,396,555
Financing received from the BCRA and other financial institutions	553,338	553,338	—	—	—	3,730,497
Other non-financial liabilities	976,657	958,439	18,218	—	—	1,427,645

TOTAL LIABILITIES	128,894,116	126,171,874	2,654,701	—	67,541	158,464,945

EXHIBIT O

DERIVATIVES

AS OF SEPTEMBER 30, 2020

(stated in thousands of pesos)

Type of Contract	Purpose of the transactions	Underlying asset	Type of settlement	Scope of negotiation or counterparty	Weighted average term originally agreed	Residual weighted average term	Weighted average term of Differences Settlement	Amount
SWAPS	Financial transactions own account	—	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	15	2	79	566,670
REPO TRANSACTIONS	Financial transactions own account	Other	Upon maturity of differences	RESIDENTS IN THE COUNTRY FINANCIAL SECTOR	1	1	1	21,425,402
FUTURES	Financial transactions own account	Foreign currency	Daily differences	ROFEX	2	1	1	28,404,973
FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS ABROAD FINANCIAL SECTOR	4	—	107	1,633,985
FUTURES	Financial transactions own account	Foreign currency	Upon maturity of differences	RESIDENTS IN THE COUNTRY NON-FINANCIAL SECTOR	3	2	92	104,343,949
OPTIONS	Financial transactions own account	Private securities	With delivery of underlying asset	OTC - Residents abroad	34	14	—	685,000
OPTIONS	Financial transactions own account	Other	Upon maturity of differences	OTC - Residents abroad	3	3	86	284,054

EXHIBIT R

ADJUSTMENT TO IMPAIRMENT LOSS – ALLOWANCES FOR LOAN LOSSES

FOR THE NINE-MONTH PERIOD ENDED SEPTEMBER 30, 2020 AND

THE FISCAL YEAR ENDED DECEMBER 31, 2019

(stated in thousands of pesos)

			ECL of remaining life of the financial asset
Accounts	Balances as of 12.31.19	ECL for the following 12 months	FI with significant increase of credit risk	FI with credit impairment	Monetary gain (loss) generated by allowances	Balances as of 09.30.20
Other financial assets	250,715	3,099	—	21,881	(49,150)	226,545
Loans and other financing	13,734,985	82,507	1,918,248	(2,460,433)	(2,617,542)	10,657,765
Other financial institutions	174,476	49,895	70,624	912	(33,104)	262,803
Non-financial private sector and residents abroad	13,560,509	32,612	1,847,624	(2,461,345)	(2,584,438)	10,394,962
Overdrafts	794,822	(181,252)	1,606,455	97,058	(354,976)	1,962,107
Instruments	1,119,448	200,210	(389,740)	(66,373)	(154,037)	709,508
Mortgage loans	173,311	(34,661)	21,724	(16,133)	(42,987)	101,254
Pledge loans	38,146	3,145	(15,410)	14,997	(6,772)	34,106
Consumer loans	1,654,473	(238,919)	(212,460)	(50,810)	(249,255)	903,029
Credit card loans	4,146,075	(491,688)	(73,777)	183,833	(639,665)	3,124,778
Financial leases	155,115	(21,440)	(29,237)	(35,277)	(19,359)	49,802
Other	5,479,119	797,217	940,069	(2,588,640)	(1,117,387)	3,510,378
Other debt securities	836	(645)	—	—	(108)	83
Contingent commitments	1,107,781	323,074	(49,711)	(22,647)	(187,381)	1,171,116

TOTAL ALLOWANCES	15,094,317	408,035	1,868,537	(2,461,199)	(2,854,181)	12,055,509

KPMG Bouchard 710 - 1° piso - C1106ABL Buenos Aires, Argentina	+54 11 4316 5700 www.kpmg.com.ar

INDEPENDENT AUDITORS’ REPORT ON THE REVIEW OF THE SEPARATE CONDENSED INTERIM FINANCIAL STATEMENTS

To the President and Directors of

Banco BBVA Argentina S.A.

Registered office: Av. Córdoba 111

City of Buenos Aires

Taxpayer identification number (CUIT) 30 -50000319 -3

Report on the financial statements

We have audited the separate condensed interim financial statements of Banco BBVA Argentina S.A. (the “Entity”), which include the statement of financial position as of September 30, 2020, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows for the nine-month period then ended, Exhibits and selected explanatory notes.

Board of Directors’ and Management responsibility for the financial statements

The Board of Directors and Management of the Entity are responsible for the preparation and fair presentation of the accompanying financial statements in accordance with the accounting standards established by the Argentine Central Bank (“BCRA”), which, as indicated in Note 2 to the accompanying financial statements, are based on the International Financial Reporting Standards (“IFRS”) and, particularly, for interim financial statements, on International Accounting Standard 34 “Interim Financial Reporting” (“IAS 34”), as issued by the International Accounting Standards Board (“IASB”), and adopted by the Argentine Federation of Professional Councils of Economic Sciences (“FACPCE”), with the exceptions described in Note 2. The Board of Directors and Management are also responsible for such internal control as they determine is necessary to enable the preparation of the interim financial statements that are free from material misstatement whether due to error or irregularities.

Auditors’ responsibility and scope of the review

Our responsibility is to issue a conclusion on these separate condensed interim financial statements based on our review. We conducted our review in accordance with the standards set forth by Technical Resolution No. 37 of the FACPCE and the “Minimum Standards applicable to External Audits” set forth by the BCRA for the review of interim financial statements. In accordance with such standards, a review is limited primarily to the performance of analytical and other review procedures applied to financial data included in the interim financial statements and inquiries of personnel responsible for the preparation thereof. A review is substantially less in scope than an audit conducted in accordance with auditing standards in force, and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion on the separate condensed interim financial statements.

Opinion

Based on our review, nothing has come to our attention that causes us to believe that the accompanying separate condensed interim financial statements of Banco BBVA Argentina S.A. have not been prepared, in all material respects, in accordance with the BCRA accounting framework described in Note 2 to the accompanying financial statements.

Emphasis of matter

Without modifying our conclusion, we draw users’ attention to the following information disclosed in the accompanying separate condensed interim financial statements:

a)

As explained in Note 2 to the accompanying separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i.

As explained in note 2.a), in accordance with Communication “A” 6847 issued by the BCRA, the Entity has applied the expected losses model set forth in section 5.5 of IFRS 9, excluding from its scope debt instruments of the nonfinancial public sector, Had the impairment model set forth in section 5.5 of IFRS 9 been applied, the Entity would have recorded a decrease in equity of $ 3,001,377 thousand and $ 4,415,774 thousand as of September 30, 2020 and December 31, 2019, respectively, Furthermore, in accordance with Communication “A” 6938, the BCRA postponed the application of the impairment model set forth in section 5.5 of IFRS 9 until the fiscal years commencing on or after January 1, 2021 for Group “B” entities (Entity’s subsidiaries), maintaining for them the impairment model set forth by the BCRA by means of Communication “A” 2950, as amended, which requires the recognition of allowances for loan losses according to minimum requirements set forth by the BCRA,

ii.

As explained in Note 2.b), by virtue of the partial sale of the ownership interest in Prisma Medios de Pago S.A., the remaining ownership interest were recorded in “Investments in equity instruments” and stated at its fair value with changes recognized through profit or loss, based on a valuation report of the Company prepared by an external professional. In addition, the valuation adjustment established by Memorandum No. 7/1019, issued on April 29, 2019 by BCRA, was deducted from such remaining ownership interest, The accounting criterion applied implies a departure from the provisions of IFRS 9 about the measurement of equity instruments at fair value,

iii.

As explained in Note 2.c), the financial statements have been prepared taking into consideration the standards prescribed through Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 regarding the accounting treatment to be applied to uncertain tax positions, and

iv.

As explained in Note 2.d), by means of Communication “A” 7014, the BCRA established that debt securities issued by the government sector received in exchange for other instruments should be measured at the carrying value of the instruments delivered in replacement. This treatment implies a deviation from the IFRS. Had the IFRS been applied, the effect would not have been significant.

b)

As indicated in note 5 to the accompanying condensed interim financial statements, and by virtue of BCRA Communications “A” 6778 and 6651, as from January 1, 2020, the Entity has adopted the changes in its accounting policies derived from the implementation of IFRS 9 in order to recognize impairment of its financial assets, excluding debt instruments of the nonfinancial public sector, and IAS 29 for the purposes of presenting the financial statements stated in the reporting currency at period-end. Such changes are applied retroactively from January 1, 2019 as provided for by the regulatory authorities, which implies changes to the financial statements filed as of December 31, 2018, September 30, 2019 and December 31, 2019, for comparative purposes, as disclosed in such note.

Report on other legal and regulatory requirements

In compliance with legal provisions in force, we report that:

a)

The accompanying separate condensed interim financial statements are pending transcription into the Financial Statements for Publication Book and arise from the Company’s accounting records, which are also pending transcription into the Journal, considering the situation described in Note 2 to the condensed interim financial statements,

b)

As of September 30, 2020, as disclosed in Note 2 to the accompanying financial statements, the Entity’s equity and its eligible assets exceed the minimum amounts required by the regulations of the Argentine Securities and Exchange Commission (CNV), and

c)

As of September 30, 2020, the accrued liability for retirement and pension contributions payable to the Argentine Pension Fund System arising from the Entity’s accounting records amounts to $261.154.249, no amounts being due as of that date.

City of Buenos Aires, November 24, 2020

KPMG

Mauricio G. Eidelstein

Partner

SUPERVISORY COMMITTEE’S REPORT

To the Shareholders of

Banco BBVA Argentina S.A.

Registered Office: Av. Córdoba 111

City of Buenos Aires

1.	Identification of the interim financial statements subject to review

In our capacity as members of the Supervisory Committee of Banco BBVA Argentina S.A. (hereinafter, either “BBVA” or the “Entity”) designated at the General Ordinary and Extraordinary Shareholders’ Meeting held on May 15, 2020, and in compliance with the terms of Section 294 of the Argentine Companies Law No. 19550, we have reviewed the consolidated condensed interim financial statements and its subsidiaries as of September 30, 2020, which include the consolidated condensed statement of financial position, the consolidated condensed statements of income, comprehensive income, changes in shareholders’ equity, and cash flows for the nine-month period then ended, and their respective supplementary notes and exhibits, as well as the separate condensed financial statements of BBVA as of September 30, 2020, which include the separate condensed statement of financial position, the statements of income, other comprehensive income, changes in shareholders’ equity and cash flows as of such date, and its related notes and exhibits.

The Entity is responsible for the preparation and presentation of the above-mentioned financial statements in accordance with the accounting standards applicable to financial institutions established by the Argentine Central Bank (BCRA), as well as for the design, implementation and maintenance of such internal control as the Entity might deem appropriate to prepare its financial statements free from material misstatements.

2.	Scope of our Review

In discharging our duties, we have examined the work performed by the Entity’s external auditors KPMG, who, on November 24, 2020, issued their limited review report on the interim financial statements as of September 30, 2020, including an unqualified opinion.

The review of interim financial statements conducted by such auditors is substantially lesser in scope than an audit and, therefore, is not sufficient to become aware of all substantial issues that might arise during an audit. Therefore, the auditors do not render such an opinion on the financial statements referred to in section I.

Since the Supervisory Committee is not responsible for management control, the review did not encompass the corporate criteria and decisions of the Entity’s several areas, for such issues are the exclusive responsibility of the Board of Directors.

3.	Supervisory Committee’s Opinion

Based on our review, we have no observations to raise, except as stated in paragraph 4, on the accompanying interim financial statements of BBVA for the nine-month period ended September 30, 2020 referred to in the first paragraph of Section 1 of this report. Furthermore, such financial statements reflect all substantial facts and circumstances that are known to us.

4.	Emphasis Matter

As explained in Note 2 to the accompanying consolidated and separate financial statements, such financial statements were prepared by the Entity’s Board of Directors and Management in accordance with the financial reporting framework set forth by the BCRA. Such financial reporting framework differs from the IFRS in the following aspects:

i. as explained in note 2.a) to the consolidated and separate financial statements, in accordance with Communication “A” 6847 issued by the BCRA, the Entity has applied the expected losses model set forth in paragraph 5.5 of IFRS 9, excluding from its scope non-financial government sector debt instruments. Had the impairment model set forth in paragraph 5.5 of IFRS 9 been applied, the Entity would have recorded a decrease in equity of $ 3,001,377 thousand and $ 4,415,774 thousand as of September 30, 2020 and December 31, 2019, respectively. Furthermore, in accordance with Communication “A” 6938, the BCRA postponed the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until the fiscal years beginning on or after January 1, 2021 for Group “B” institutions (institutions consolidated by the Entity), maintaining for them the impairment model set forth by the BCRA by means of Communication “A” 2950, as amended, which requires the recognition of allowances for loan losses according to minimum requirements set forth by the BCRA.

ii. as explained in notes 2.b) to the consolidated and separate financial statements and 16 to the consolidated financial statements, in connection with the partial disposal of the equity interest in Prisma Medios de Pago S.A., the remaining portion was booked under “Investments in Equity Instruments,” and measured at fair value through profit or loss, based on a valuation report on such company prepared by an external appraiser, net of the valuation adjustment established by the BCRA in its Memorandum No. 7/2019 dated April 29, 2019. The accounting criterion applied constitutes a deviation from IFRS 9 as concerns the measurement of equity instrument at fair value, and

iii. as explained in note 2.c) to the consolidated and separate financial statements, they have been prepared considering the rules set forth in Memorandum No. 6/2017 issued by the BCRA on May 29, 2017 in connection with the treatment to be given to uncertain tax positions;

iv. as explained in note 2.d), by means of Communication “A” 7014, the BCRA mandated that debt securities issued by the government sector received in exchange for other instruments should be measured at the carrying value of the instruments delivered in replacement on such date. Such treatment represents a deviation from the application of IFRS. Had the IFRS been applied, the effect would not have been significant.

As explained in note 5 to the consolidated and separate financial statements, and pursuant to the provisions of Communications “A” 6778 and 6651 issued by the BCRA, the Entity has adopted effective January 1, 2020, the changes in the accounting policies arising from the implementation of IFRS 9 as regards the recognition of the impairment of financial assets, excluding non-financial government sector debt instruments and IAS 29 as concerns the presentation of financial statements expressed in the measuring unit current at the reporting period end. Such changes are applied retrospectively as of January 1, 2019 as set forth by the BCRA, implying changes to the financial statements as of December 31, 2018, June 30, 2019 and December 31, 2019, presented for comparative purposes, which are described in such note.

5.	Information Required by Applicable Provisions

We hereby report that in compliance with the regulations in force, the accompanying consolidated condensed interim financial statements are pending transcription into the Financial Statements for Reporting Purposes book, and arise from the accounting records also pending transcription into the Daily Ledger, considering the situation described in Note 57 to the referred consolidated condensed interim financial statements.

As of September 30, 2020, as it arises from note 52 to the accompanying consolidated condensed interim financial statements, the Entity’s shareholders’ equity and minimum cash contra-account in eligible assets exceed the respective minimum required by the Argentine Securities Commission (CNV).

We further represent that, during the reporting period, we have carried out all duties, to the extent applicable, set forth in Section 294 of Argentine Companies Law No. 19550, including attending to Board of Directors’ meetings.

We further represent that any member of this Supervisory Committee is individually authorized to sign, on behalf of such committee, all documents referred to in the first paragraph herein and all copies of this report.

City of Buenos Aires, November 24, 2020.

ALEJANDRO MOSQUERA ATTORNEY C.P.A.C.F. Vol. 30 – Fol. 536 C.P.S.I. Vol. XXII – Fol. 433
On behalf of Supervisory Committee

REPORTING SUMMARY FOR

THE FISCAL PERIOD ENDED

SEPTEMBER 30, 2020

(Consolidated, stated in thousands of pesos)

These consolidated condensed interim financial statements for the nine-month period ended September 30, 2020 are prepared pursuant to the financial reporting framework established by the Argentine Central Bank (BCRA) pursuant to which entities under its supervision are required to submit financial statements prepared in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB), with the following exceptions (“financial reporting framework set forth by the BCRA”):

a)	Impairment of financial assets

Pursuant to Communication “A” 6847 issued by the BCRA, the Entity has applied the expected loss model set forth under paragraph 5.5. of IFRS 9, except for debt instruments issued by the non-financial public sector which were temporarily excluded from the scope of such standard.

In addition, on March 19, 2020, the BCRA issued Communication “A” 6938 deferring the application of the impairment model set forth in paragraph 5.5 of IFRS 9 until fiscal years beginning on or after January 1, 2021 for Group “B” institutions (institutions consolidated by the Bank), which would remain subject to the impairment model established by the BCRA through Communication “A” 2950, as amended. Such model requires that financial institutions recognize an allowance for loan losses based on the minimum guidelines set forth by the BCRA.

b)	Measurement of the remaining investment held in Prisma Medios de Pago S.A.

By means of Memorandum No. 7/2019 dated April 29, 2019, the BCRA established the accounting treatment to be applied to the remaining investment held by the Entity in Prisma Medios de Pago S.A. recognized under “Investments in Equity Instruments” as of September 30, 2020 and December 31, 2019 (see Note 16).

c)	Uncertain tax positions

The BCRA issued Memorandum No. 6/2017 dated May 29, 2017 regarding the treatment to be given to uncertain tax positions.

d)	Registration of exchanged debt securities issued by the government sector

By means of Communication “A” 7014, the BCRA mandated that debt securities issued by the government sector received in exchange for other instruments should be measured at the carrying value of the instruments delivered in replacement on such date (Note 6.2).

As a consequence of the application of those standards, the Bank prepares its financial statements according to the new financial reporting framework set forth by the BCRA as of September 30, 2020 and December 31, 2019.

Information not Covered by the Review Report.

Banco BBVA Argentina S.A. (NYSE; MAE; BYMA: BBAR; Latibex: XBBAR) is a subsidiary of the BBVA Group—its majority shareholder since 1996. In Argentina, it has been one of the major financial institutions since 1886. BBVA Argentina offers retail and corporate banking services to a broad customer base, including individuals, small-to-medium sized companies, and large corporations. As of September 30, 2020, the Entity’s total assets, liabilities and shareholders’ equity amounted to 589,836,356; 483,145,206; and 106,691,150, respectively.

The Entity offers its products and services through a wide multi-channel distribution network with presence in all the provinces in Argentina and the City of Buenos Aires, with more than 2.7 million active customers as of September 30, 2020. That network includes 247 branches providing services for the retail segment and also to small and medium enterprises and organizations.

Corporate Banking is divided by industry sector: Consumers, Heavy Industries and Energy, providing customized services for large companies. To supplement the distribution network, the Entity has 883 ATMs, 860 self-service terminals, 15 in-company banks, two points of Customer service booths.

Moreover, it has a telephone banking service, a modern, safe and functional Internet banking platform, and a mobile banking app. As for its payroll, Banco BBVA Argentina S.A. has 6,065 employees, including 97 employees of BBVA Asset Management Argentina S.A., PSA Finance Argentina Compañía Financiera S.A. and Volkswagen Financial Services Compañía Financiera S.A. (total effective employees, net of temporary replacements).

The loans portfolio net of allowances for loan losses totaled 250,919,952 pesos as of September 30, 2020, reflecting a decrease of 10.73% in the last twelve months.

As it relates to consumer loans, including personal loans, credit cards, mortgage loans and pledge loans, credit cards have experienced the most remarkable increase, by 25.69% compared with the previous year. BBVA Argentina S.A.’s consolidated market share in private-sector financing was 8.25% at period-end, based on the BCRA’s daily information (capital balance as of the last day of each quarter on a consolidated basis).

In terms of portfolio quality, the Entity has managed to maintain very good ratios. The irregular portfolio ratio (Financings with irregular performance/total financing) was 1.16%, with a coverage level (total allowances/irregular performance) of 355.26% as of September 30, 2020.

The total exposure for securities totaled 130,851,330 pesos as of September 30, 2020, including repos.

In terms of liabilities, customers’ resources totaled 399,606,699, with a 6.54% increase over the last twelve months.

The consolidated market share of deposits to the private sector of Banco BBVA Argentina S.A. reached 6.48% at period-end, based on the daily information of the BCRA (principal balance as of the last day of each quarter).

Breakdown of changes in the main income/loss items:

Banco BBVA Argentina S.A. recorded an accumulated profit of 9,111,005 as of September 30, 2020, representing a return on average shareholders’ equity of 9,09%, a return on average assets of 1.55%, and a return on average liabilities of 1.87%.

Net accumulated interest income totaled 52,394,184, with a 12.78% reduction as compared to September 2019, mainly driven by a decrease in interest from government securities and interest from credit card loans, offset by a decrease in interest expenses for time deposits.

Net accumulated commission income totaled 8,479,144, increasing 7.00% compared to September 2019. This decrease is mainly due to lower income due to a smaller volume of transactions, commissions linked to liabilities (deposits), credit cards and foreign trade and currency transactions, offset by lower commission expenses for credit and debit cards.

Accumulated administrative expenses and personnel benefits totaled 26,445,300, a 3.71% drop in relation to those recorded for September 2019. The increase in personnel expenses is mainly a consequence of salary increases agreed with the union. The remaining expenses grow due to general increase in prices, currency depreciation and increase in utility rates.

Outlook

The persistence of the Pandemic during the third quarter of the year has had an impact on the continued uncertainty regarding the economic situation in Argentina, although it has also continued to underpin the trends seen since the beginning of the lockdown regarding the use of banking services by customers.

“Digital transformation” is no longer a two-word phrase that reflects a path to be followed, it is a reality that is being consolidated day by day. Eventually, we will leave the Pandemic behind, and the uncertainties about the economy will be reduced; but all these months will have served as an accelerated consolidation of digitalization in banking services.

Information not covered by the Review Report.

BBVA Argentina has made available to its customers, through its traditional and digital channels, not only its wide range of products but also all the alternatives that have emerged in the light of the health emergency regulations implemented by the Argentine Government.

In this line, the digitalization of our service offer has evolved in such a way that by the end of September 2020, the penetration of our digital customers reached 71% from 65% the previous year, while the penetration of mobile customers reached 59% from 50% a year ago.

BBVA Argentina also maintains a very solid balance sheet, both in terms of the performance of its credit portfolio (NPL ratio of 1.16%), and in terms of liquidity and capital, which at the end of September stood at 66% (liquidity ratio) and 23.3% (regulatory capital ratio), respectively, placing the Bank in a strong position to face a potential economic recovery scenario in the coming months.

Meanwhile, the Bank is actively monitoring the impact of the pandemic on its business, financial condition and operating results, with the aim of anticipating measures that will optimize the value for its shareholders while maintaining the robustness that the Bank has been able to develop, as long as a volatile environment such as that seen in 2020 persists.

In terms of responsible banking, as part of its commitment to the country, BBVA Argentina keeps working on its sustainability model, and supporting responsible business actions to address issues such as inclusion, financial literacy, and environmental protection.

CONSOLIDATED BALANCE SHEET STRUCTURE

COMPARATIVE WITH PREVIOUS FISCAL YEARS

(stated in thousands of pesos)

	09.30.20	09.30.19
Total Assets	589,836,356	583,300,945
Total Liabilities	483,145,206	489,464,855
Shareholders’ Equity	104,677,010	90,443,607
Minority Interest	2,014,140	3,392,483
Total Liabilities + Shareholders’ Equity + Minority Interest	589,836,356	583,300,945

CONSOLIDATED STATEMENT OF INCOME STRUCTURE

COMPARATIVE WITH PREVIOUS FISCAL YEARS

(stated in thousands of pesos)

	09.30.20	09.30.19
Net interest income	52,394,184	60,073,536
Net commission income	8,479,144	7,924,109
Net income from measurement of financial instruments at fair value through profit or loss	3,379,449	9,933,106
Net (loss) from write-down of assets at amortized cost and at fair value through OCI	(6,357,337)	(59,568)
Foreign currency quotation differences	4,630,148	9,686,423
Other operating income	3,907,828	14,482,096
Loan loss provision	(5,617,326)	(11,563,452)
Net operating income	60,816,090	90,476,250
Personnel benefits	(13,888,153)	(15,136,088)
Administrative expenses	(12,557,147)	(12,328,968)
Asset depreciation and impairment	(2,678,310)	(3,208,782)
Other operating expenses	(9,284,164)	(19,771,489)
Operating income	22,408,316	40,030,923
Income from associates and joint ventures	219,232	165,042
Loss from net monetary position	(7,677,188)	(9,383,860)
Income before income tax from continuing activities	14,950,360	30,812,105
Income tax from continuing activities	(5,839,355)	(7,889,253)
Net income from continuing activities	9,111,005	22,922,852
Net income for the period	9,111,005	22,922,852

CONSOLIDATED CASH FLOW STRUCTURE

COMPARATIVE WITH PREVIOUS FISCAL YEARS

(stated in thousands of pesos)

	09.30.20	09.30.19
Net cash used in operating activities	(28,488,363)	(23,364,569)
Net cash (used in)/generated by investing activities	(1,049,634)	1,201,331
Net cash used in financing activities	(6,253,414)	(5,735,530)
Effect of exchange rate changes	7,904,861	22,066,969
Effect of monetary income/(loss) on cash and cash equivalents	(30,023,379)	(51,868,810)

Total cash used during the period	(57,909,929)	(57,700,609)

COMPARATIVE STATISTICAL DATA

WITH PREVIOUS FISCAL YEARS

(Variation of balances over the same period of the previous fiscal year)

09.30.20 / 19
Total loans	-10.73%
Total deposits	6.54%
Income/(loss)	-60.25%
Shareholders’ Equity	13.70%

COMPARATIVE RATIOS

WITH PREVIOUS FISCAL YEARS

	09.30.20	09.30.19
Solvency (a)	22.08%	19.17%
Liquidity (b)	34.84%	36.21%
Tied-up capital (c)	31.53%	38.88%
Indebtedness (d)	4.53	5.22

(a)	Total Shareholders’ Equity/Liabilities (including minority interest).
(b)	Sum of cash and deposits in banks, government and private securities /deposits.
(c)	Sum of intangible assets and property, plant and equipment/Shareholders’ Equity.
(d)	Total Liabilities (including minority interest)/Shareholders’ Equity.

Additional Information required by the Argentine Securities Commission (CNV)’s General Resolution No. 622/13, Chapter III, Title IV, Section 12

1.	General matters concerning the Entity’s business

a)	Significant specific legal regimes that entail the contingent termination or reinstatement of the benefits set forth by such regimes’ provisions.

None.

b)

Significant changes in the Entity’s activities or other similar circumstances taking place during the periods covered by the financial statements which affect the comparability of the financial statements with those presented in previous periods or capable of affecting comparability with the financial statements to be presented in future periods.

On October 9, 2019, the CNV issued Resolution 20484/2019 as concerns the merger of the Bank with BBVA Francés Valores S.A. The share capital resulting after the merger amounts to $ 612,710,079, and is composed of an equal number of book-entry common shares of $1 each and entitled to one (1) vote per share.

As of the date of these consolidated financial statements, the merger and the ensuing capital increase are in the process of being registered with the IGJ.

2.	Classification of the balances receivable (financing) and payable (deposits and liabilities) according to their maturity dates.

See “Exhibit D—Breakdown by Term of Loans and Other Financing”, and “Exhibit I—Breakdown of Financial Liabilities by Remaining Terms” of Banco BBVA Argentina S.A.’s Consolidated Financial Statements.

3.	Classification of the balances receivable (financing) and payable (deposits and liabilities), to know the holding financial effects:

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Financing facilities (net of allowances)
Loans and other financing	199,979,113	24,651,141	80,298	26,169,072	40,328

TOTAL	199,979,113	24,651,141	80,298	26,169,072	40,328

Item	Local currency			Foreign currency
In thousands of Pesos	With interest rate clause	With CER adjustment clause	Without interest rate clause	With interest rate clause	Without interest rate clause
Deposits and liabilities
Deposits	97,829,623	2,099,258	83,379,453	116,778,119	99,520,246
Other liabilities (1)	8,762,344	—	52,179,201	—	12,115,997

TOTAL	106,591,967	2,099,258	135,558,654	116,778,119	111,636,243

(1)

Includes Derivatives, Repo transactions, Other financial liabilities, Financing received from the BCRA and other financial institutions, Corporate bonds issued, Other non-financial liabilities and Current and deferred income tax liabilities.

4.	Breakdown of the percentage of ownership interests in other companies’ capital stock and total votes and debt and/or credit balances per company.

Refer to Note 45. Subsidiaries and Note 46. Related Parties to the consolidated condensed interim financial statements of Banco BBVA Argentina S.A.

5.	Receivables from sales or loans to directors.

Refer to Note 46. Related Parties to the consolidated condensed interim financial statements of Banco BBVA Argentina S.A.

6.	Physical count of inventories. Term and scope of physical count of inventories.

Not applicable.

7.	Ownership interests in other companies in excess of the amount allowed under Section 31 of Law No. 19550 and corrective measures plan.

None.

8.

Recoverable Values: Criteria followed to determine significant “recoverable values” of inventories, property, plant and equipment and other assets, used as limits for their respective accounting valuations.

To determine the “recoverable values”, the net realization value for the status and condition of property, plant and equipment is considered.

9.	Insurance covering tangible assets.

Assets insured in thousands of Pesos	Risk	Insured Amount	Book value
Monies, checks and other valuables	Fraud, robbery, safety boxes and valuables in transit	11,282,416	39,357,394
Building, machines, IT equipment, furniture, fixtures, signals, telephones and works of art	Fire, vandalism and earthquake - Transportation of goods	38,455,070	32,291,251
Motor vehicles	All kinds of risks and third-party insurance	68,712	50,600

10.	Positive and negative contingencies

a)	Elements considered to calculate allowances whose balances exceed, individually or jointly, two percent (2%) of the equity.

-	Refer to Note 15. Income Tax to the consolidated condensed interim financial statements of Banco BBVA Argentina S.A.

b)

Contingent situations as of the date of the financial statements that are unlikely to occur and with equity effects not accounted for, stating if the lack of accounting is based on the probability of occurrence or difficulties for the quantification of its effects.

None.

11.	Irrevocable advances for future subscriptions. Status of the process aimed at capitalization.

None.

12.	Preferred shares cumulative dividends unpaid.

None.

13.	Conditions, circumstances or terms for the elimination of restrictions on the distribution of retained earnings.

Refer to Note 48 Restrictions on the payment of dividends to the consolidated condensed interim financial statements of Banco BBVA Argentina S.A.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco BBVA Argentina S.A.

Date: January 5, 2021	By:	/s/ Ernesto R. Gallardo Jimenez
Name: Ernesto R. Gallardo Jimenez
Title: Chief Financial Officer